Exhibit 99.1

TD Bank Group Reports First Quarter 2021 Results Report to Shareholders • Three months ended January 31, 2021

The financial information in this document is reported in Canadian dollars and is based on the Bank’s unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter last year:

•	Reported diluted earnings per share were $1.77, compared with $1.61.
•	Adjusted diluted earnings per share were $1.83, compared with $1.66.
•	Reported net income was $3,277 million, compared with $2,989 million.
•	Adjusted net income was $3,380 million, compared with $3,072 million.

FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The first quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $74 million ($65 million after-tax or 4 cents per share), compared with $70 million ($59 million after-tax or 3 cents per share) in the first quarter last year.
•	Acquisition and integration charges related to the Schwab transaction of $38 million ($38 million after-tax or 2 cents per share).

TORONTO, February 25, 2021 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the first quarter ended January 31, 2021. Reported earnings were $3.3 billion, up 10% compared with the same quarter last year, and adjusted earnings were $3.4 billion, up 10%.

“TD reported strong results in the first quarter, benefiting from our diversified business model, focused approach to managing the COVID-19 crisis and an improving macroeconomic environment,” said Bharat Masrani, Group President and CEO, TD Bank Group. “Throughout the quarter, we made important investments to deepen customer relationships across our businesses, including through enhanced digital capabilities and advice programs to meet the rapidly changing needs of those we serve.”

“The Bank’s purpose – to enrich lives – remains at the centre of our efforts. In the quarter, fifteen organizations were provided a total of $10 million in grants through the TD Ready Challenge to develop innovative solutions that address the inequities exacerbated by the pandemic. We invested in training and development for thousands of colleagues, opening new career opportunities. In addition to timely support and advice to customers and clients, we also continue to work with governments to facilitate access to relief programs and introduce new initiatives to help those most impacted by the pandemic,” added Masrani.

Canadian Retail

Canadian Retail reported net income was $2,037 million, an increase of 14% compared with the first quarter last year, reflecting lower provisions for credit losses (PCL) and higher revenue. On an adjusted basis, net income was $2,037 million, an increase of 12% year-over-year. Revenue increased 1%, reflecting higher loan and deposit volumes, higher transaction and fee-based revenue in the Wealth business, and higher insurance revenue, partially offset by lower margins. PCL decreased $249 million from the prior year, reflecting lower performing and impaired PCLs. Reported expenses increased 1%, with higher volume-driven expenses, partially offset by prior year charges related to the Greystone acquisition.

Business momentum was very good this quarter, reflecting strong mortgage originations and chequing account growth in the Personal Bank, record retail net asset growth across our Wealth franchise, and solid Insurance premium growth. Canadian Retail continued to serve customers and clients through their channel of choice with an expanded array of digital and advice capabilities. New and existing self-serve options made it easier for customers to bank conveniently from the safety of their homes. TD Insurance saw increased take-up of its digital term life applications, and the Personal Bank introduced new mobile tools for virtual appointments with its Ready to Invest portal and enhanced the ability to buy mutual funds and GICs online. The Bank continued to support business customers in accessing the latest Canada Emergency Business Account (CEBA) program features.

U.S. Retail

U.S. Retail net income was $1,000 million (US$776 million), a decrease of 13% compared with the same quarter last year. Schwab contributed $209 million (US$161 million) in earnings to the segment, compared with the contribution of $201 million (US$152 million) from TD Ameritrade in the first quarter last year.

The U.S. Retail Bank, which excludes the Bank’s investment in Schwab, reported net income of $791 million (US$615 million), a decrease of 16% from the same quarter last year. Revenue declined 8% as loan and deposit growth were more than offset by lower deposit margins and fee income. PCL was $135 million (US$103 million), a decrease of $184 million (US$140 million) compared with the first quarter last year, reflecting lower performing and impaired PCLs. Expenses increased 6%, primarily reflecting store optimization costs.

The U.S. Retail Bank continued to deliver new capabilities and solutions to enhance the customer experience this quarter. TD Bank, America’s Most Convenient Bank® merged the products, services and expertise of the Commercial and Corporate and Specialty Banking teams to provide a more comprehensive and scaled offering for commercial customers. The Bank also facilitated access to renewed funding for its small business customers through the Paycheck Protection Program (PPP) implemented by the Small Business Administration. In addition, TD Auto Finance received the highest ranking in Dealer Satisfaction in the National Banking category, according to the J.D. Power 2020 U.S. Dealer Financing Satisfaction StudySM.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 1

Wholesale

Wholesale Banking reported net income of $437 million this quarter, an increase of $156 million compared to the same quarter last year, reflecting higher revenue, partially offset by higher non-interest expenses. Revenue for the quarter was $1,310 million, an increase of 25% from a year ago, reflecting higher trading-related revenue, and higher loan, underwriting and advisory fees. The Wholesale Bank’s strong performance reflects its diversified business mix and client-focused franchise that provides trusted advice and critical access to markets for clients.

Capital

TD’s Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 13.6%.

Conclusion

“While we are proud of our progress and performance, we recognize that COVID-19 is still with us and that the economic recovery will remain uncertain for some time. We will advance our strategy, make the right investments, and serve our customers and communities as we continue to navigate this challenging period. I want to thank our customers for putting their trust in TD, and our 90,000 colleagues for their tremendous efforts this quarter and throughout the past year,” concluded Masrani.

The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements” on page 4.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 2

ENHANCED DISCLOSURE TASK FORCE

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in 2012 to identify fundamental disclosure principles, recommendations and leading practices to enhance risk disclosures of banks. The index below includes the recommendations (as published by the EDTF) and lists the location of the related EDTF disclosures presented in the first quarter 2021 Report to Shareholders (RTS), Supplemental Financial Information (SFI), or Supplemental Regulatory Disclosures (SRD). Information on TD’s website, SFI, and SRD is not and should not be considered incorporated herein by reference into the first quarter 2021 RTS, Management’s Discussion and Analysis, or the Interim Consolidated Financial Statements. Certain disclosure references have been made to the Bank’s 2020 Annual Report.

Type of Risk	Topic	EDTF Disclosure	Page
			RTS First Quarter 2021	SFI First Quarter 2021	SRD First Quarter 2021	Annual Report 2020

General	1	Present all related risk information together in any particular report.	Refer to below for location of disclosures
	2	The bank’s risk terminology and risk measures and present key parameter values used.				80-85, 89, 95-98, 108-110
	3	Describe and discuss top and emerging risks.				73-79
	4	Outline plans to meet each new key regulatory ratio once applicable rules are finalized.	30, 43			68, 102-103
Risk Governance and Risk Management and Business Model	5	Summarize the bank’s risk management organization, processes, and key functions.				81-84
	6	Description of the bank’s risk culture and procedures applied to support the culture.				80-81
	7	Description of key risks that arise from the bank’s business models and activities.				67, 80, 85-110
	8	Description of stress testing within the bank’s risk governance and capital frameworks.	33			66, 84, 92-93, 108
Capital Adequacy and Risk Weighted Assets	9	Pillar 1 capital requirements and the impact for global systemically important banks.	25-30, 75		1-3, 6	62-65, 69, 214
	10	Composition of capital and reconciliation of accounting balance sheet to the regulatory balance sheet.			1-3, 5	62
	11	Flow statement of the movements in regulatory capital.			4
	12	Discussion of capital planning within a more general discussion of management’s strategic planning.				63-66, 108
	13	Analysis of how risk-weighted asset (RWA) relate to business activities and related risks.		8-11		66-67
	14	Analysis of capital requirements for each method used for calculating RWA.	33		10	86-89, 91-92, 105
	15	Tabulate credit risk in the banking book for Basel asset classes and major portfolios.			23-38, 43-48
	16	Flow statement reconciling the movements of RWA by risk type.	30		11-12
	17	Discussion of Basel III back-testing requirements.			60	88, 92, 96
Liquidity	18	The bank’s management of liquidity needs and liquidity reserves.	35-37, 39-40			98-100
Funding	19	Encumbered and unencumbered assets in a table by balance sheet category.	38			101, 208-209
	20	Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity at the balance sheet date.	43-45			105-107
	21	Discussion of the bank’s funding sources and the bank’s funding strategy.	38-43			104-105
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolio and balance sheet.	32			90
	23	Breakdown of significant trading and non-trading market risk factors.	32-34			90, 92-94
	24	Significant market risk measurement model limitations and validation procedures.	33			91-94, 96
	25	Primary risk management techniques beyond reported risk measures and parameters.	33			91-94
Credit Risk	26	Provide information that facilitates users’ understanding of the bank’s credit risk profile, including any significant credit risk concentrations.	21-24, 63-68	20-35	1-5, 10-11, 13-60	48-61, 85-89, 165-171, 181, 184-185, 212-213
	27	Description of the bank’s policies for identifying impaired loans.	68			56,140-142, 147-148, 171
	28	Reconciliation of the opening and closing balances of impaired loans in the period and the allowance for loan losses.	22, 65-66	24, 28		53, 168-169
	29	Analysis of the bank’s counterparty credit risks that arise from derivative transactions.			40-42, 49-53	88, 152, 176-177, 181, 184-185
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.				88, 144-145, 152
Other Risks	31	Description of ‘other risk’ types based on management’s classifications and discuss how each one is identified, governed, measured, and managed.				95-97, 108-110
	32	Discuss publicly known risk events related to other risks.	73-74			79, 206-208

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 3

MANAGEMENT’S DISCUSSION AND ANALYSIS
4	Caution Regarding Forward-Looking Statements
5	Financial Highlights
5	How We Performed
11	Financial Results Overview
14	How Our Businesses Performed
19	Quarterly Results
20	Balance Sheet Review
21	Credit Portfolio Quality
25	Capital Position
31	Managing Risk
46	Securitization and Off-Balance Sheet Arrangements

46	Accounting Policies and Estimates
48	Changes in Internal Control over Financial Reporting

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
49	Interim Consolidated Balance Sheet
50	Interim Consolidated Statement of Income
51	Interim Consolidated Statement of Comprehensive Income
52	Interim Consolidated Statement of Changes in Equity
53	Interim Consolidated Statement of Cash Flows
54	Notes to Interim Consolidated Financial Statements

76	SHAREHOLDER AND INVESTOR INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (“TD” or the “Bank”) for the three months ended January 31, 2021, compared with the corresponding periods shown. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2020 Consolidated Financial Statements and related Notes and 2020 MD&A. This MD&A is dated February 24, 2021. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s 2020 Consolidated Financial Statements and related Notes or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS as issued by the IASB. Note that certain comparative amounts have been revised to conform with the presentation adopted in the current period. Additional information relating to the Bank, including the Bank’s 2020 Annual Information Form, is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the SEC’s website at http://www.sec.gov (EDGAR filers section).

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document under the heading “How We Performed”, including under the sub-headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, and under the heading “Managing Risk”, and statements made in the Management’s Discussion and Analysis (“2020 MD&A”) in the Bank’s 2020 Annual Report under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, for the Canadian Retail,
U.S. Retail, and Wholesale Banking segments under headings “Key Priorities for 2021”, and for the Corporate segment, “Focus for 2021”, and in other statements regarding the Bank’s objectives and priorities for 2021 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, the Bank’s anticipated financial performance, and the potential economic, financial and other impacts of the Coronavirus Disease 2019 (COVID-19). Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include the economic, financial, and other impacts of the COVID-19 pandemic; general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks or data security breaches) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; model risk; fraud to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization “bail-in” regime; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; environmental and social risk; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2020 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings “Pending Acquisitions” and “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2020 MD&A under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, “Key Priorities for 2021”, and for the Corporate segment, “Focus for 2021”, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 4

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	As at or for the three months ended
	January 31 2021	October 31 2020	January 31 2020
Results of operations
Total revenues – reported	$10,812	$11,844	$10,609
Total revenues – adjusted[1]	10,812	10,423	10,609
Provision for credit losses	313	917	919
Insurance claims and related expenses	780	630	780
Non-interest expenses – reported	5,784	5,709	5,467
Non-interest expenses – adjusted[1]	5,744	5,646	5,397
Net income – reported	3,277	5,143	2,989

Net income – adjusted[1]	3,380	2,970	3,072
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$706.0	$717.5	$693.2
Total assets	1,735.6	1,715.9	1,457.4
Total deposits	1,139.2	1,135.3	908.4
Total equity	95.4	95.5	88.8

Total Common Equity Tier 1 Capital risk-weighted assets	467.2	478.9	476.0
Financial ratios
Return on common equity (ROE) – reported	14.3%	23.3%	14.2%
Return on common equity – adjusted[1,2]	14.7	13.3	14.6
Return on tangible common equity (ROTCE)[2]	19.9	31.5	19.6
Return on tangible common equity – adjusted[1,2]	20.1	17.9	19.7
Efficiency ratio – reported	53.5	48.2	51.5
Efficiency ratio – adjusted[1]	53.1	54.2	50.9

Provision for credit losses as a % of net average loans and acceptances[3]	0.17	0.49	0.52
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$1.77	$2.80	$1.61
Diluted	1.77	2.80	1.61
Dividends per share	0.79	0.79	0.74
Book value per share	49.44	49.49	45.91
Closing share price[4]	72.46	58.78	73.14
Shares outstanding (millions)
Average basic	1,814.2	1,812.7	1,810.9
Average diluted	1,815.8	1,813.9	1,813.6
End of period	1,816.0	1,815.6	1,808.2
Market capitalization (billions of Canadian dollars)	$131.6	$106.7	$132.3
Dividend yield[5]	4.5%	5.1%	4.0%
Dividend payout ratio	44.6	28.2	45.8
Price-earnings ratio	11.0	9.2	11.1

Total shareholder return (1 year)[6]	4.1	(17.9)	2.8
Common share information – adjusted (Canadian dollars)[1]
Per share earnings
Basic	$1.83	$1.60	$1.66
Diluted	1.83	1.60	1.66
Dividend payout ratio	43.2%	49.2%	44.6%

Price-earnings ratio	13.1	11.0	10.8
Capital ratios
Common Equity Tier 1 Capital ratio[2]	13.6%	13.1%	11.7%
Tier 1 Capital ratio[2]	14.8	14.4	13.1
Total Capital ratio[2]	17.4	16.7	15.7

Leverage ratio	4.5	4.5	4.0

[1]	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of this document for an explanation of reported and adjusted results.
[2]	Metrics are non-GAAP financial measures. Refer to the “Return on Common Equity” and “Return on Tangible Common Equity” sections of this document for an explanation.
[3]	Excludes acquired credit-impaired (ACI) loans.
[4]	Toronto Stock Exchange (TSX) closing market price.
[5]

Dividend yield is calculated as the annualized dividend per common share paid divided by daily average closing stock price in the relevant period. Dividend per common share is derived as follows: a) for the quarter – by annualizing the dividend per common share paid during the quarter; and b) for the year-to-date – by annualizing the year-to-date dividend per common share paid.

[6]	Total shareholder return is calculated based on share price movement and dividends reinvested over a trailing one-year period.

HOW WE PERFORMED

CORPORATE OVERVIEW

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the fifth largest bank in North America by assets and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, which includes the results of the personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the personal and business banking operations, wealth management services, and the Bank’s investment in The Charles Schwab Corporation (“Schwab”); and Wholesale Banking. TD also ranks among the world’s leading online financial services firms, with more than 14 million active online and mobile customers. TD had $1.7 trillion in assets on January 31, 2021. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 5

ECONOMIC SUMMARY AND OUTLOOK

The global economic recovery slowed in the final calendar quarter of 2020 as the COVID-19 virus spread and lockdown measures were reinstated across several countries. For the calendar year as a whole, global real gross domestic product (GDP) is estimated to have contracted by 3.5%.

Elevated caseloads and new, more virulent strains of the virus have led some countries to maintain or renew restrictions on activity at the start of calendar 2021. As a result, global economic activity is likely to remain weak through the first quarter. However, vaccine distribution has begun in earnest, and while the pace of the rollout has disappointed expectations in some jurisdictions, many advanced countries remain committed to vaccinating the most vulnerable segments of their population before the summer commences. This should support a noticeable acceleration in global GDP growth over the remainder of the year.

Overall, TD Economics expects global real GDP to rebound by 5.5% in calendar 2021. However, growth rates are likely to vary considerably across countries, reflecting differences in access to vaccines, government and central bank policy supports, and pre-pandemic structural factors.

Among advanced economies, the U.S. has been an outperformer. Real GDP expanded by 4% (annualized) in the final calendar quarter of 2020, building on a 33.4% rebound in the third quarter. For 2020 overall, the U.S. economy contracted by 3.5%. By comparison, the UK and the European Union saw GDP decline by 9.9% and 6.4%, respectively.

U.S. business restrictions have been less severe and less widespread than in other countries, contributing to the U.S. economy’s outperformance. The decline in U.S. economic activity was concentrated in the first half of the year, and the economy recovered ground steadily as the year progressed. By the fourth quarter, real GDP was just 2.5% below its pre-crisis level. Similarly, after peaking at 14.7% in April, the unemployment rate fell to 6.3% in January 2021. While industries requiring a high level of personal contact, such as leisure and accommodation, have continued to shed jobs in recent months, other sectors of the economy, such as professional and business services have seen job gains.

The U.S. economy has also benefited from supportive fiscal policy. A US$900 billion stimulus bill passed at the end of calendar 2020 has already propelled higher consumer spending at the start of this year, and another round of fiscal stimulus is in the works. President Biden has put forward an ambitious US$1.9 trillion plan, which includes additional direct payments to households, extended emergency unemployment benefits, another round of Paycheck Protection Program (PPP) funding, support for state and local governments, and increased funding for vaccinations, testing, and safe school re-openings. Together with the prospect of business restrictions being lifted as the vaccination program makes headway, and high household savings being spent through the remainder of this year, this additional stimulus poses upside risks to the outlook.

Through this period, the Federal Reserve is expected to maintain its quantitative easing program and keep the federal funds rate at the effective lower bound (between 0.0% and 0.25%). The Federal Reserve has stated its willingness to allow inflation to push above its 2% long-term target for a period of time to make up for recent history in which it has fallen short of this goal. This provides the Federal Reserve with some flexibility to allow the economy to grow at a faster pace without changing course. TD Economics expects the federal funds rate to remain at its current setting until calendar 2023.

The Canadian economy showed resilience in the face of tighter restrictions and rising COVID-19 cases in the fourth calendar quarter of 2020, and real GDP growth will likely exceed prior expectations. Still, Canada is set to underperform the U.S., with full-year GDP estimated to have shrunk by 5.4%.

Canada’s near-term economic momentum is expected to be held in check by concerns over new and more virulent strains of the virus, which have led several provinces to ease lockdown measures slowly and caused other restrictions to be introduced, such as the federal government’s enhanced controls on international travel. Economic growth in the first calendar quarter is expected to be meagre, and there is already evidence of renewed upward pressure on the unemployment rate, which touched a five-month high in January. Looking ahead to the second quarter and beyond, the outlook will depend on the pace of vaccine distribution, where Canada trails the U.S. The federal government has indicated that significantly more vaccines will be delivered by the end of March, which would permit a gradual easing of restrictions through the spring. In turn, the pace of economic recovery would be expected to accelerate and be sustainable at this higher level.

As in the U.S., the build-up of household savings in Canada is expected to be a key driver of economic growth as lockdowns are loosened. Since the second calendar quarter of 2020, the national household saving rate has averaged 21%, well above its average over the past decade of just over 3%. While households are expected to maintain higher precautionary savings in the near term, these balances are eventually expected to unwind, providing support to consumer spending. As the recovery gains strength, households are likely to rotate some of their spending away from housing and household-oriented goods towards ‘high-touch’ services, which is expected to underpin a job recovery in these sectors.

In the meantime, continued monetary and fiscal supports are expected to provide a bridge to the other side of the health crisis. In its upcoming spring budget, the federal government is likely to announce additional fiscal support in the order of $70-100 billion over three years. The Bank of Canada has stated that it expects to continue its financial asset purchase programs well through the recovery phase and to leave the overnight rate on hold until 2023. Should the considerable level of excess household savings lead to a significant acceleration in consumer spending, a faster return to the inflation target would imply an earlier increase in the policy rate. Against the backdrop of a durable economic recovery supported by vaccine distribution, TD Economics expects the Canadian dollar will trade in a range of 79-81 US cents over the next four calendar quarters.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 6

THE BANK’S RESPONSE TO COVID-19

The COVID-19 pandemic continues to have a significant negative impact on economies around the world. Although the recent introduction of several vaccines for COVID-19 constitutes an encouraging development, uncertainty remains as to the effectiveness and distribution of vaccines, as well as to their acceptance by the public, and the reduction of the anticipated infection rates following the emergence of COVID-19 variants that may be more contagious. As the COVID-19 pandemic continues to evolve, governments continue to adjust their response. Consequently, the extent of lockdown measures and progress towards reopening continues to vary across different regions. All of these factors contribute to the uncertainty regarding the timing of a full recovery. TD remains actively engaged with governments, supervisory agencies and public health authorities in the response to COVID, guided by the principles of supporting the well-being of its customers and colleagues and maintaining the Bank’s operational and financial resilience.

In fiscal 2020, the Bank offered several forms of direct financial assistance to customers experiencing financial hardship due to COVID-19, including deferral of loan payments. The bulk of this assistance has now largely run its course, except for deferrals of real estate secured loans in the U.S., where the original program allowed deferrals to be extended for up to 12 months, and certain U.S. consumer unsecured products. There have been few other customer requests for extensions. The table below presents the gross loan balances that remained subject to COVID-related deferral programs as at January 31, 2021 and includes all extensions. Delinquency rates for customers that have exited deferral are higher than for the broader population but remain low in absolute terms, reflecting the continuation of government support and TD’s proactive outreach to clients. While COVID-related programs have generally expired, the Bank continues to provide advice and assistance to customers through its usual channels, TD Helps in Canada and TD Cares in the U.S. Any financial relief offered through these channels is not reflected in the table. The Bank also continues to support programs for individuals and businesses introduced by the Canadian and U.S. governments, as described further below.

	CANADA[3]						UNITED STATES
Bank-Led Payment Deferral Programs	As at January 31, 2021			As at October 31, 2020			As at January 31, 2021			As at October 31, 2020
	Accounts[1]	$ Billion (CAD)[1]	% of portfolio[2]	Accounts[1]	$ Billion (CAD)[1]	% of portfolio[2]	Accounts[1]	$ Billion (USD)[1]	% of portfolio[2]	Accounts[1]	$ Billion (USD)[1]	% of portfolio[2]
Real Estate Secured Lending	2,000	$0.6	0.2%	13,000	$3.7	1.4%	5,000	$1.4	3.7%	5,000	$1.7	4.4%
Other Consumer Lending[4]	1,000	–	–	17,000	$0.3	0.3%	7,000	–	0.1%	15,000	$0.2	0.5%
Small Business Banking and Commercial Lending	100	$0.1	0.1%	400	$0.4	0.5%	–	–	–	1,000	$0.3	0.3%

[1]	Reflects approximate number of accounts and approximate gross loan balance at the time of payment deferral.
[2]	Reflects gross loan balance at the time of payment deferral as a percentage of the quarterly average loan portfolio balance.
[3]	Real Estate Secured Lending in Canada Includes residential mortgages and amortizing Home Equity Lines of Credit (HELOCs).
[4]	Other Consumer Lending includes credit cards, other personal lending, and auto. The deferral period varies by product.

In addition to direct financial assistance, the Bank is supporting programs for individuals and businesses introduced by the Canadian and U.S. governments.

Canada Emergency Business Account Program

Under the Canada Emergency Business Account (CEBA) Program, with funding provided by Her Majesty in Right of Canada (the “Government of Canada”) and Export Development Canada (EDC) as the Government of Canada’s agent, the Bank provides eligible business banking customers with an interest-free, partially forgivable loan of up to $60,000 until December 31, 2022. If the loan is not repaid by December 31, 2022, it will be extended for an additional 3-year term bearing an interest rate of 5% per annum. As of January 31, 2021, the Bank had provided approximately 194,000 customers (October 31, 2020 – 184,000) with CEBA loans and had funded approximately $9.8 billion (October 31, 2020 – $7.3 billion) in loans under the program.

U.S. Coronavirus Aid, Relief, and Economic Security Act, Paycheck Protection Program

Under the Paycheck Protection Program (PPP) implemented by the Small Business Administration (SBA), the Bank provides loans to small businesses to assist them in retaining workers, maintaining payroll, and covering other expenses. PPP loans have a 2-year or 5-year term, bear an interest rate of 1% per annum, and are 100% guaranteed by the SBA. The full principal amount of the loan and any accrued interest are eligible for forgiveness if the loan is used for qualifying expenses. The Bank will be paid by the SBA for any portion of the loan that is forgiven. As of January 31, 2021, the Bank had approximately 79,000 PPP loans outstanding (October 31, 2020 – 86,000). The gross carrying amount of loans was approximately US$7.5 billion (October 31, 2020 – US$8.2 billion). During the first quarter of 2021, approximately US$0.7 billion was forgiven and no new loans have been originated.

Other Programs

The Bank continues to work with federal Crown Corporations, including EDC and the Business Development Bank of Canada (BDC) to deliver various other guarantee and co-lending programs for the Bank’s clients. This includes the new Highly Affected Sectors Credit Availability Program (HASCAP) Guarantee to provide support to Canadian businesses that have been highly affected by and are facing economic hardship as a result of the COVID-19 pandemic which will launch in the second fiscal quarter. In addition, TD is working with Canada’s federal government to facilitate access to the Canada Recovery Benefit (CRB) and Canada Emergency Wage Subsidy (CEWS) through Canada Revenue Agency direct deposit.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 7

HOW THE BANK REPORTS

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank removes “items of note”, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank’s U.S. strategic cards portfolio comprises agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provision for credit losses (PCL) related to these portfolios in the Bank’s Interim Consolidated Statement of Income. At the segment level, the retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

The Bank accounts for its investment in Schwab using the equity method and reports its share of Schwab’s earnings with a one-month lag. At the segment level, the Share of net income from investment in Schwab is reported in the U.S. Retail segment. Amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction are recorded in the Corporate segment.

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported1

(millions of Canadian dollars)	For the three months ended
	January 31 2021	October 31 2020	January 31 2020
Net interest income	$6,030	$6,027	$6,169

Non-interest income	4,782	5,817	4,440
Total revenue	10,812	11,844	10,609
Provision for credit losses	313	917	919
Insurance claims and related expenses	780	630	780

Non-interest expenses	5,784	5,709	5,467
Income before income taxes and share of net income from investment in Schwab and TD Ameritrade	3,935	4,588	3,443
Provision for (recovery of) income taxes	827	(202)	659

Share of net income from investment in Schwab and TD Ameritrade	169	353	205
Net income – reported	3,277	5,143	2,989

Preferred dividends	65	64	67
Net income available to common shareholders and non-controlling interests in subsidiaries	$3,212	$5,079	$2,922
Attributable to:

Common shareholders	$3,212	$5,079	$2,922

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 8

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income1

(millions of Canadian dollars)	For the three months ended
	January 31 2021	October 31 2020	January 31 2020
Operating results – adjusted
Net interest income	$6,030	$6,027	$6,169

Non-interest income[2]	4,782	4,396	4,440
Total revenue	10,812	10,423	10,609
Provision for credit losses	313	917	919
Insurance claims and related expenses	780	630	780

Non-interest expenses[3]	5,744	5,646	5,397
Income before income taxes and share of net income from investment in Schwab and TD Ameritrade	3,975	3,230	3,513
Provision for income taxes	836	636	670

Share of net income from investment in Schwab and TD Ameritrade[4]	241	376	229
Net income – adjusted	3,380	2,970	3,072

Preferred dividends	65	64	67

Net income available to common shareholders – adjusted	3,315	2,906	3,005
Pre-tax adjustments for items of note
Amortization of intangibles[5]	(74)	(61)	(70)
Acquisition and integration charges related to the Schwab transaction[6]	(38)	–	–
Net gain on sale of the investment in TD Ameritrade[7]	–	1,421	–
Charges associated with the acquisition of Greystone[8]	–	(25)	(24)
Less: Impact of income taxes
Amortization of intangibles[5]	(9)	(8)	(11)
Acquisition and integration charges related to the Schwab transaction[6]	–	–	–
Net gain on sale of the investment in TD Ameritrade[7]	–	(829)	–

Charges associated with the acquisition of Greystone[8]	–	(1)	–

Total adjustments for items of note	(103)	2,173	(83)
Net income available to common shareholders – reported	$3,212	$5,079	$2,922

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]

Adjusted non-interest income excludes the net gain on sale of the investment in TD Ameritrade as explained in footnote 7 – fourth quarter 2020 – $1,421 million, this amount was reported in the Corporate segment.

[3]

Adjusted non-interest expenses exclude the following items of note: Amortization of intangibles, as explained in footnote 5 – first quarter 2021 – $39 million, fourth quarter 2020 – $38 million, first quarter 2020 – $46 million, these amounts were reported in the Corporate segment. The Bank’s integration charges related to the Schwab transaction, as explained in footnote 6 – first quarter 2021 – $1 million, these amounts were reported in the Corporate segment. Charges associated with the acquisition of Greystone, as explained in footnote 8 – fourth quarter 2020 – $25 million, first quarter 2020 – $24 million, these amounts were reported in the Canadian Retail segment.

[4]

Adjusted share of net income from investment in Schwab and TD Ameritrade Holding Corporation (“TD Ameritrade”) excludes the following items of note: Amortization of intangibles, as explained in footnote 5 – first quarter 2021 – $35 million, fourth quarter 2020 – $23 million, first quarter 2020 – $24 million; and the Bank’s share of acquisition and integration-related charges associated with Schwab’s acquisition of TD Ameritrade, as explained in footnote 6 – first quarter 2021 – $37 million after-tax. The earnings impact of both of these items was reported in the Corporate segment.

[5]

Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of intangibles relating to the Share of net income from investment in Schwab and TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.

[6]

On October 6, 2020, the Bank acquired an approximately 13.5% stake in Schwab following the completion of Schwab’s acquisition of TD Ameritrade (the “Schwab transaction”). As a result, the Bank and Schwab incurred acquisition and integration-related charges. Acquisition and integration-related charges include the after-tax amounts for the Bank’s share of charges associated with Schwab’s acquisition of TD Ameritrade primarily related to professional services, compensation and benefits, and other expenses, and the Bank’s integration-related costs. These amounts have been recorded as an adjustment to net income and were reported in the Corporate segment.

[7]

As a result of the Schwab transaction, the Bank recognized a net gain on sale of its investment in TD Ameritrade primarily related to a revaluation gain, the release of cumulative foreign currency translation gains offset by the release of designated hedging items and related taxes, and the release of a deferred tax liability related to the Bank’s investment in TD Ameritrade, net of direct transaction costs. These amounts were reported in the Corporate segment.

[8]

On November 1, 2018, the Bank acquired Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. (“Greystone”). The Bank incurred acquisition-related charges including compensation to employee shareholders issued in common shares in respect of the purchase price, direct transaction costs, and certain other acquisition-related costs. These amounts have been recorded as an adjustment to net income and were reported in the Canadian Retail segment.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 9

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)1

(Canadian dollars)	For the three months ended
	January 31 2021	October 31 2020	January 31 2020
Basic earnings per share – reported	$1.77	$2.80	$1.61

Adjustments for items of note[2]	0.06	(1.20)	0.05
Basic earnings per share – adjusted	$1.83	$1.60	$1.66
Diluted earnings per share – reported	$1.77	$2.80	$1.61

Adjustments for items of note[2]	0.06	(1.20)	0.05
Diluted earnings per share – adjusted	$1.83	$1.60	$1.66

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TABLE 5:  AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES1

(millions of Canadian dollars)	For the three months ended
	January 31 2021	October 31 2020	January 31 2020
TD Bank, National Association (TD Bank, N.A.)	$9	$10	$17
Schwab and TD Ameritrade[2]	35	23	24
MBNA Canada	7	7	7
Aeroplan	6	4	4

Other	8	9	7
	65	53	59

Software and asset servicing rights	110	141	124
Amortization of intangibles, net of income taxes	$175	$194	$183

[1]

Amortization of intangibles, with the exception of software and asset servicing rights, is included as items of note. For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

[2]	Included in Share of net income from investment in Schwab and TD Ameritrade.

Return on Common Equity

The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments is based on 9% Common Equity Tier 1 (CET1) Capital in fiscal 2021. Capital allocated to the business segments was decreased to 9% CET1 Capital effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020.

Adjusted ROE is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2021	October 31 2020	January 31 2020

Average common equity	$89,211	$86,883	$81,933
Net income available to common shareholders – reported	3,212	5,079	2,922

Items of note, net of income taxes[1]	103	(2,173)	83
Net income available to common shareholders – adjusted	$3,315	$2,906	$3,005
Return on common equity – reported	14.3%	23.3%	14.2%
Return on common equity – adjusted	14.7	13.3	14.6

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on the investments in Schwab and TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for all items of note, as a percentage of average TCE. Adjusted ROTCE provides a useful measure of the performance of the Bank’s income producing assets, independent of whether they were acquired or developed internally. TCE, ROTCE, and adjusted ROTCE are each non-GAAP financial measures and are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 10

TABLE 7:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2021	October 31 2020	January 31 2020

Average common equity	$89,211	$86,883	$81,933
Average goodwill	16,743	17,087	16,971
Average imputed goodwill and intangibles on investments in Schwab and TD Ameritrade	6,903	4,826	4,089
Average other acquired intangibles[1]	407	449	564

Average related deferred tax liabilities	(173)	(237)	(261)

Average tangible common equity	65,331	64,758	60,570
Net income available to common shareholders – reported	3,212	5,079	2,922

Amortization of acquired intangibles, net of income taxes[2]	65	53	59
Net income available to common shareholders after adjusting for after-tax amortization of acquired intangibles	3,277	5,132	2,981

Other items of note, net of income taxes[2]	38	(2,226)	24
Net income available to common shareholders – adjusted	$3,315	$2,906	$3,005
Return on tangible common equity	19.9%	31.5%	19.6%

Return on tangible common equity – adjusted	20.1	17.9	19.7

[1]	Excludes intangibles relating to software and asset servicing rights.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

PENDING ACQUISITIONS

Announced Acquisition of Wells Fargo’s Canadian Direct Equipment Finance Business

On January 14, 2021, the Bank and Wells Fargo & Company (“Wells Fargo”) announced a definitive agreement for the Bank to acquire Wells Fargo’s Canadian Direct Equipment Finance business. The transaction is expected to close in the first half of calendar 2021, subject to receipt of regulatory approvals and satisfaction of other customary closing conditions. The results of the acquired business will be consolidated from the date of close of the transaction and will be included in the Canadian Retail segment.

FINANCIAL RESULTS OVERVIEW

Performance Summary

Outlined below is an overview of the Bank’s performance for the first quarter of 2021. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in the “How the Bank Reports” section of this document. In addition, a general economic update and a summary of the Bank’s response to the COVID-19 pandemic are explained in the “How We Performed” section of this document.

•	Adjusted diluted earnings per share for the three months ended January 31, 2021, increased 10% from the same period last year.
•	Adjusted ROTCE for the three months ended January 31, 2021, was 20.1%.
•	For the twelve months ended January 31, 2021, the total shareholder return was 4.1% compared to the Canadian peer[1] average of 2.7%.

Net Income

Quarterly comparison – Q1 2021 vs. Q1 2020

Reported net income for the quarter was $3,277 million, an increase of $288 million, or 10%, compared with the first quarter last year. The increase reflects lower PCL and higher revenue, partially offset by higher non-interest expenses. Adjusted net income for the quarter was $3,380 million, an increase of $308 million, or 10%.

By segment, the increase in reported net income reflects an increase in Canadian Retail of $248 million, an increase in Wholesale Banking of $156 million, and a lower net loss in Corporate segment of $30 million, partially offset by a decrease in U.S. Retail of $146 million.

Quarterly comparison – Q1 2021 vs. Q4 2020

Reported net income for the quarter decreased $1,866 million, or 36%, compared with the fourth quarter last year. The decrease primarily reflects the prior quarter gain on the sale of the Bank’s investment in TD Ameritrade. On an adjusted basis, net income for the quarter increased $410 million, or 14% reflecting lower PCL and higher revenue, partially offset by a lower contribution in the current quarter from the Bank’s investment in Schwab as compared with the contribution from TD Ameritrade in the prior quarter, and higher Insurance claims.

By segment, the decrease in reported net income reflects a decrease in Corporate segment of $2,181 million, and a decrease in Wholesale Banking of $49 million, partially offset by an increase in Canadian Retail of $235 million, and an increase in U.S. Retail of $129 million.

Net Interest Income

Quarterly comparison – Q1 2021 vs. Q1 2020

Net interest income for the quarter was $6,030 million, a decrease of $139 million, or 2%, compared with the first quarter last year. The decrease reflects lower margins in the Canadian and U.S. Retail segments, partially offset by volume growth in the personal and commercial banking businesses, and higher trading-related net interest income.

By segment, the decrease in net interest income reflects a decrease in Canadian Retail of $189 million, a decrease in U.S. Retail of $165 million, and a decrease in Corporate segment of $89 million, partially offset by an increase in Wholesale Banking of $304 million.

Quarterly comparison – Q1 2021 vs. Q4 2020

Net interest income for the quarter increased $3 million compared with the prior quarter.

By segment, the increase in net interest income reflects an increase in Wholesale Banking of $52 million, partially offset by a decrease in U.S. Retail of $40 million, a decrease in Corporate segment of $5 million, and a decrease in Canadian Retail of $4 million.

[1]	Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 11

Non-Interest Income

Quarterly comparison – Q1 2021 vs. Q1 2020

Reported non-interest income for the quarter was $4,782 million, an increase of $342 million, or 8%, compared with the first quarter last year. The increase reflects higher transaction and fee-based revenue in the wealth business, higher revenue from treasury and balance sheet activities, higher underwriting and advisory fees in Wholesale Banking, and higher insurance revenue, partially offset by lower trading-related revenue, and lower fee income in the personal and commercial banking businesses.

By segment, the increase in reported non-interest income reflects an increase in Canadian Retail of $279 million, and an increase in Corporate segment of $156 million, partially offset by a decrease in U.S. Retail of $53 million, and a decrease in Wholesale Banking of $40 million.

Quarterly comparison – Q1 2021 vs. Q4 2020

Reported non-interest income for the quarter decreased $1,035 million, or 18%, compared with the prior quarter. The decrease primarily reflects the gain on the sale of the Bank’s investment in TD Ameritrade recorded in the prior quarter. Excluding this gain, adjusted non-interest income increased $386 million, or 9%, reflecting higher transaction and fee-based revenue in the wealth business, higher insurance revenue, and higher underwriting and advisory fees in Wholesale Banking.

By segment, the decrease in reported non-interest income reflects a decrease in Corporate segment of $1,366 million, partially offset by an increase in Canadian Retail of $320 million, an increase in U.S. Retail of $7 million, and an increase in Wholesale Banking of $4 million.

Provision for Credit Losses

Quarterly comparison – Q1 2021 vs. Q1 2020

PCL for the quarter was $313 million, a decrease of $606 million, or 66%, compared with the first quarter last year. PCL – impaired was $466 million, a decrease of
$340 million, or 42%, primarily related to the consumer lending portfolios, largely reflecting the impact of bank and government assistance programs, and prior year credit migration in the Wholesale portfolios. PCL – performing was a recovery of $153 million, a decrease of $266 million, reflecting current quarter allowance releases in the
U.S. consumer lending portfolios largely related to an improvement in the economic outlook, and a prior year increase to the performing allowance for credit losses, partially offset by a current quarter increase to the provisions in the U.S. commercial lending portfolios. Total PCL for the quarter as an annualized percentage of credit volume was 0.17%, a decrease of 35 bps, compared with the first quarter last year.

By segment, the decrease in PCL reflects a decrease in Canadian Retail of $249 million, a decrease in U.S Retail of $184 million, and a decrease in Corporate segment of $176 million, partially offset by an increase in Wholesale Banking of $3 million.

Quarterly comparison – Q1 2021 vs. Q4 2020

PCL for the quarter decreased by $604 million, or 66%, compared with the prior quarter. PCL – impaired was $466 million, an increase of $107 million, or 30%, primarily reflected in the U.S. consumer lending and Wholesale portfolios, partially offset by lower provisions in the Canadian commercial portfolios. PCL – performing was a recovery of $153 million, a decrease of $711 million reflecting a smaller increase to the performing allowance for credit losses in the U.S. commercial lending portfolios, and current quarter allowance releases in the U.S. consumer lending portfolios largely related to an improvement in the economic outlook. Total PCL for the quarter as an annualized percentage of credit volume was 0.17%, a decrease of 32 bps, compared with the prior quarter.

By segment, the decrease in PCL reflects a decrease in U.S Retail of $437 million, a decrease in Canadian Retail of $109 million, and a decrease in Corporate segment of $84 million, partially offset by an increase in Wholesale Banking of $26 million.

TABLE 8:  PROVISION FOR CREDIT LOSSES1

(millions of Canadian dollars)	For the three months ended
	January 31 2021	October 31 2020	January 31 2020
Provision for (recovery of) credit losses – Stage 3 (impaired)
Canadian Retail	$167	$199	$320
U.S. Retail	190	147	273
Wholesale Banking	10	(19)	52

Corporate[2]	99	32	161
Total provision for (recovery of) credit losses – Stage 3	466	359	806

Provision for (recovery of) credit losses – Stage 1 and Stage 2 (performing)
Canadian Retail	(25)	52	71
U.S. Retail	(55)	425	46
Wholesale Banking	10	13	(35)

Corporate[2]	(83)	68	31
Total provision for (recovery of) credit losses – Stage 1 and Stage 2	(153)	558	113
Total provision for (recovery of) credit losses	$313	$917	$919

[1]	Includes PCL for off-balance sheet instruments.
[2]	Includes PCL on the retailer program partners’ share of the U.S. strategic cards portfolio.

Insurance claims and related expenses

Quarterly comparison – Q1 2021 vs. Q1 2020

Insurance claims and related expenses for the quarter were $780 million, flat compared with the first quarter last year. Higher current year claims were offset by more favourable prior years’ claims development and fewer severe weather-related events in the current quarter, as well as a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest income.

Quarterly comparison – Q1 2021 vs. Q4 2020

Insurance claims and related expenses for the quarter increased $150 million, or 24%, compared with the prior quarter, reflecting less favourable prior years’ claims development, higher current year claims, and an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in non-interest income.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 12

Non-Interest Expenses and Efficiency Ratio

Quarterly comparison – Q1 2021 vs. Q1 2020

Reported non-interest expenses were $5,784 million, an increase of $317 million, or 6%, compared with the first quarter last year. The increase reflects higher employee-related compensation, an increase in the retailer program partners’ net share of the profits from the U.S. strategic cards portfolio, and store optimization costs, partially offset by lower discretionary spend, and prior year charges related to Greystone. Adjusted non-interest expenses were $5,744 million, an increase of $347 million, or 6%.

By segment, the increase in reported non-interest expenses reflects an increase in Corporate segment of $145 million, an increase in U.S. Retail of $95 million, an increase in Wholesale Banking of $59 million, and an increase in Canadian Retail of $18 million.

The Bank’s reported efficiency ratio was 53.5% compared to 51.5% in the first quarter last year. The Bank’s adjusted efficiency ratio was 53.1%, compared with 50.9% in the first quarter last year.

Quarterly comparison – Q1 2021 vs. Q4 2020

Reported non-interest expenses for the quarter increased $75 million, or 1%, compared with the prior quarter. The increase reflects higher employee-related compensation, an increase in the retailer program partners’ net share of the profits from the U.S. strategic cards portfolio, and store optimization costs, partially offset by lower discretionary spend, corporate real estate optimization costs recorded in the prior quarter, and prior quarter charges related to Greystone. Adjusted non-interest expenses increased $98 million, or 2%.

By segment, the increase in reported non-interest expenses reflects an increase in Wholesale Banking of $130 million, and an increase in U.S. Retail of $28 million, partially offset by a decrease in Corporate segment of $53 million, and a decrease in Canadian Retail of $30 million.

The Bank’s reported efficiency ratio was 53.5% compared with 48.2% in the prior quarter. The Bank’s adjusted efficiency ratio was 53.1%, compared with 54.2% in the prior quarter.

Income Taxes

As discussed in the “How the Bank Reports” section of this document, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.

The Bank’s effective income tax rate on a reported basis was 21.0% for the current quarter, compared with 19.1% in the first quarter last year and (4.4%) in the prior quarter. The year-over-year increase primarily reflects the impact of higher pre-tax income as well as changes to the estimated liability for uncertain tax positions recorded in the first quarter last year. The quarter-over-quarter increase mainly reflects the impact of the sale of the Bank’s investment in TD Ameritrade in the prior quarter.

TABLE 9: INCOME TAXES

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2021		October 31 2020			January 31 2020
Income taxes at Canadian statutory income tax rate	$1,033	26.3%	$1,209	26.4%		$908	26.4%
Increase (decrease) resulting from:
Dividends received	(31)	(0.8)	(30)	(0.7)		(32)	(0.9)
Rate differentials on international operations[1]	(181)	(4.6)	(1,410)	(30.7)		(236)	(6.9)

Other	6	0.1	29	0.6		19	0.5
Provision for income taxes and effective income tax rate – reported	$827	21.0%	$(202)	(4.4	) %	$659	19.1%
Total adjustments for items of note[2]	9		838			11
Provision for income taxes and effective income tax rate – adjusted[3,4]	$836	21.0%	$636	19.7%		$670	19.1%

[1]	These amounts reflect tax credits as well as international business mix.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
[3]	The tax effect for each item of note is calculated using the statutory income tax rate of the applicable legal entity.
[4]	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

The Bank’s adjusted effective tax rate was 21.0% for the quarter, higher than 19.1% in the first quarter last year and higher than 19.7% in the prior quarter. The year-over-year increase primarily reflects the impact of higher pre-tax income as well as changes to the estimated liability for uncertain tax positions recorded in the first quarter last year. The quarter-over-quarter increase mainly reflects the impact of higher pre-tax income.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 13

Impact of Foreign Exchange Rate on U.S. Retail Segment Translated Earnings

The following table reflects the estimated impact of foreign currency translation on key U.S. Retail segment income statement items.

TABLE 10: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS

(millions of Canadian dollars, except as noted)	For the three months ended
January 31, 2021 vs. January 31, 2020 Increase (Decrease)
U.S. Retail Bank
Total revenue	$(62)
Non-interest expenses	(39)

Net income – after-tax	(18)

Share of net income from investment in Schwab[1]	(3)
U.S. Retail segment net income	(21)
Earnings per share (Canadian dollars)
Basic	$(0.01)

Diluted	(0.01)

[1]	Share of net income from investment in Schwab and the foreign exchange impact are reported with a one-month lag.

Average foreign exchange rate (equivalent of CAD $1.00)	For the three months ended
	January 31 2021	January 31 2020

U.S. dollar	$0.777	$0.760

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the personal and business banking operations, wealth management services, and the Bank’s investment in Schwab; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments, the Bank indicates that the measure is adjusted. For further details, refer to the “How the Bank Reports” section of this document including the Bank’s response to COVID-19, the “Business Focus” section in the Bank’s 2020 MD&A, and Note 29 Segmented Information of the Bank’s Consolidated Financial Statements for the year ended October 31, 2020. For information concerning the Bank’s measure of ROE, which is a non-GAAP financial measure, refer to the “How We Performed” section of this document.

PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking’s results are reversed in the Corporate segment. The TEB adjustment for the quarter was $42 million, compared with $44 million in the prior quarter and $38 million in the first quarter last year.

Share of net income from investment in Schwab is reported in the U.S. Retail segment. Amounts for amortization of intangibles and the acquisition and integration charges related to the Schwab transaction are recorded in the Corporate segment.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 14

TABLE 11:  CANADIAN RETAIL

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2021	October 31 2020	January 31 2020
Net interest income	$2,978	$2,982	$3,167

Non-interest income	3,367	3,047	3,088
Total revenue	6,345	6,029	6,255
Provision for (recovery of) credit losses – impaired	167	199	320

Provision for (recovery of) credit losses – performing	(25)	52	71
Total provision (recovery of) for credit losses	142	251	391
Insurance claims and related expenses	780	630	780
Non-interest expenses – reported	2,654	2,684	2,636
Non-interest expenses – adjusted[1]	2,654	2,659	2,612
Provision for (recovery of) income taxes – reported	732	662	659

Provision for (recovery of) income taxes – adjusted[1]	732	663	659
Net income – reported	2,037	1,802	1,789
Net income – adjusted[1]	$2,037	$1,826	$1,813

Selected volumes and ratios
Return on common equity – reported[2]	46.0%	40.5%	37.1%
Return on common equity – adjusted[1,2]	46.0	41.0	37.6
Net interest margin (including on securitized assets)	2.65	2.71	2.94
Efficiency ratio – reported	41.8	44.5	42.1

Efficiency ratio – adjusted[1]	41.8	44.1	41.8
Assets under administration (billions of Canadian dollars)	$484	$433	$439

Assets under management (billions of Canadian dollars)	380	358	365
Number of Canadian retail branches	1,087	1,085	1,088

Average number of full-time equivalent staff	40,714	40,725	41,394

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
[2]	Capital allocated to the business segment was reduced to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020.

Quarterly comparison – Q1 2021 vs. Q1 2020

Canadian Retail reported net income for the quarter was $2,037 million, an increase of $248 million, or 14%, compared with the first quarter last year, reflecting lower PCL and higher revenue. On an adjusted basis, net income increased $224 million, or 12%. The reported and adjusted annualized ROE for the quarter was 46.0%, compared with 37.1% and 37.6%, respectively, in the first quarter last year.

Canadian Retail revenue is derived from the personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $6,345 million, an increase of $90 million, or 1%, compared with the first quarter last year.

Net interest income was $2,978 million, a decrease of $189 million, or 6%, compared with the first quarter last year, reflecting lower margins, partially offset by volume growth. Average loan volumes increased $17 billion, or 4%, reflecting 4% growth in personal loans and 3% growth in business loans. Average deposit volumes increased $73 billion, or 21%, reflecting 15% growth in personal deposits, 25% growth in business deposits, and 44% growth in wealth deposits. Net interest margin was 2.65%, a decrease of 29 basis points (bps), reflecting lower interest rates.

Non-interest income was $3,367 million, an increase of $279 million, or 9%, reflecting higher transaction and fee-based revenue in the wealth business and higher insurance revenue, partially offset by lower fees in the banking businesses.

Assets under administration (AUA) were $484 billion as at January 31, 2021, an increase of $45 billion, or 10%, compared with the first quarter last year, reflecting market appreciation and new asset growth. Assets under management (AUM) were $380 billion as at January 31, 2021, an increase of $15 billion, or 4%, compared with the first quarter last year, reflecting market appreciation.

PCL was $142 million, a decrease of $249 million, or 64%, compared with the first quarter last year. PCL – impaired for the quarter was $167 million, a decrease of $153 million, or 48%, primarily reflected in the consumer lending portfolios, largely related to the impact of bank and government assistance programs. PCL – performing was a recovery of $25 million, a decrease of $96 million, reflecting a prior year increase to the performing allowance for credit losses and allowance releases this quarter, largely related to an improvement in the economic outlook. Total PCL as an annualized percentage of credit volume was 0.12%, a decrease of 24 bps, compared with the first quarter last year.

Insurance claims and related expenses for the quarter were $780 million, flat compared with the first quarter last year. Higher current year claims were offset by more favourable prior years’ claims development and fewer severe weather-related events in the current quarter, as well as a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest income.

Reported non-interest expenses for the quarter were $2,654 million, an increase of $18 million, or 1%, compared with the first quarter last year, reflecting higher volume-driven expenses, partially offset by prior year charges related to Greystone. On an adjusted basis, non-interest expenses increased $42 million, or 2%, compared with the first quarter last year.

The reported and adjusted efficiency ratio for the quarter was 41.8%, compared with 42.1% and 41.8%, respectively, in the first quarter last year.

Quarterly comparison – Q1 2021 vs. Q4 2020

Canadian Retail reported net income for the quarter increased $235 million, or 13%, compared with the prior quarter, reflecting higher revenue, lower PCL and lower non-interest expenses, partially offset by higher insurance claims. On an adjusted basis, net income increased $211 million, or 12%. The reported and adjusted annualized ROE for the quarter was 46.0%, compared with 40.5% and 41.0%, respectively, in the prior quarter.

Revenue increased $316 million, or 5%, compared with the prior quarter. Net interest income was relatively flat, as volume growth was largely offset by lower deposit margins. Average loan volumes increased $7 billion, or 2%, reflecting growth in personal loans. Average deposit volumes increased $15 billion, or 4%, reflecting 3% growth in personal deposits, 5% growth in business deposits, and 7% growth in wealth deposits. Net interest margin was 2.65%, a decrease of 6 bps, reflecting changes in asset mix and the ongoing impact of the low interest rate environment.

Non-interest income increased $320 million, or 11%, reflecting higher transaction and fee-based revenue in the wealth business, higher insurance revenue, and higher fee-based income in the banking businesses.

AUA increased $51 billion, or 12%, and AUM increased $22 billion, or 6%, compared with the prior quarter, reflecting market appreciation and new asset growth.

PCL decreased $109 million, or 43%, compared with the prior quarter. PCL – impaired decreased $32 million, or 16%, primarily reflected in the commercial lending portfolios. PCL – performing was a recovery of $25 million, a decrease of $77 million, primarily reflecting a prior quarter increase to the performing

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 15

allowance for credit losses in the commercial lending portfolio, and allowance releases this quarter, largely related to an improvement in the economic outlook. Total PCL as an annualized percentage of credit volume was 0.12%, a decrease of 10 bps.

Insurance claims and related expenses for the quarter increased $150 million, or 24%, compared with the prior quarter, reflecting less favourable prior years’ claims development, higher current year claims, and an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in non-interest income.

Reported non-interest expenses decreased $30 million, or 1%, compared with the prior quarter, reflecting prior quarter charges related to Greystone. On an adjusted basis, non-interest expenses were relatively flat compared to the prior quarter.

The reported and adjusted efficiency ratio was 41.8%, compared with 44.5% and 44.1%, respectively, in the prior quarter.

TABLE 12:  U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended
Canadian Dollars	January 31 2021	October 31 2020	January 31 2020
Net interest income	$2,031	$2,071	$2,196

Non-interest income	653	646	706
Total revenue	2,684	2,717	2,902
Provision for (recovery of) credit losses – impaired	190	147	273

Provision for (recovery of) credit losses – performing	(55)	425	46
Total provision (recovery of) for credit losses	135	572	319
Non-interest expenses	1,688	1,660	1,593

Provision for (recovery of) income taxes	70	(47)	45
U.S. Retail Bank net income	791	532	945

Share of net income from investment in Schwab and TD Ameritrade[1,2]	209	339	201
Net income	$1,000	$871	$1,146

U.S. Dollars
Net interest income	$1,579	$1,566	$1,668

Non-interest income	507	488	536
Total revenue	2,086	2,054	2,204
Provision for (recovery of) credit losses – impaired	147	111	208

Provision for (recovery of) credit losses – performing	(44)	322	35
Total provision for (recovery of) credit losses	103	433	243
Non-interest expenses	1,313	1,254	1,210

Provision for (recovery of) income taxes	55	(36)	34
U.S. Retail Bank net income	615	403	717

Share of net income from investment in Schwab and TD Ameritrade[1,2]	161	255	152
Net income	$776	$658	$869

Selected volumes and ratios
Return on common equity[3]	9.8%	9.0%	11.1%
Net interest margin[4]	2.24	2.27	3.07

Efficiency ratio	62.9	61.1	54.9
Assets under administration (billions of U.S. dollars)	$26	$24	$22

Assets under management (billions of U.S. dollars)	43	39	44
Number of U.S. retail stores	1,223	1,223	1,220

Average number of full-time equivalent staff	26,333	26,460	26,261

[1]	The Bank’s share of Schwab’s and TD Ameritrade’s earnings is reported with a one-month lag. Refer to Note 7 of the Interim Consolidated Financial Statements for further details.
[2]	The after-tax amounts for amortization of intangibles and the acquisition and integration-related charges associated with the Schwab transaction are recorded in the Corporate segment.
[3]	Capital allocated to the business segment was reduced to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020.
[4]

Net interest margin excludes the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

Quarterly comparison – Q1 2021 vs. Q1 2020

U.S. Retail net income for the quarter was $1,000 million (US$776 million), a decrease of $146 million (US$93 million), or 13% (11% in U.S. dollars), compared with the first quarter last year. The annualized ROE for the quarter was 9.8%, compared with 11.1%, in the first quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in Schwab. Reported net income for the quarter from the U.S. Retail Bank and the Bank’s investment in Schwab were $791 million (US$615 million) and $209 million (US$161 million), respectively.

The contribution from Schwab of US$161 million increased US$9 million, or 6%, compared with the contribution from TD Ameritrade in the first quarter last year.

U.S. Retail Bank net income of US$615 million decreased US$102 million, or 14%, primarily reflecting lower revenue and higher expenses, partially offset by lower PCL.

U.S. Retail Bank revenue is derived from the personal and business banking and wealth management businesses. Revenue for the quarter was US$2,086 million, a decrease of US$118 million, or 5%, compared with the first quarter last year. Net interest income decreased US$89 million, or 5%, as lower deposit margins were partially offset by growth in loan and deposit volumes and income from PPP loans. Net interest margin was 2.24%, a decrease of 83 bps, reflecting continued deposit margin compression and balance sheet mix. Non-interest income decreased US$29 million, or 5%, primarily reflecting lower deposit and credit card fees as a result of higher deposit balances and lower customer activity, partially offset by a higher gain on the sale of mortgage loans.

Average loan volumes increased US$9 billion, or 5%, compared with the first quarter last year. Personal and business loans increased 1% and 9%, respectively, with the increase in business loans reflecting PPP originations. Average deposit volumes increased US$88 billion, or 32%, reflecting a 38% increase in sweep deposits, a 37% increase in business deposits, and a 20% increase in personal deposits.

AUA were US$26 billion as at January 31, 2021, an increase of US$4 billion, or 18%, compared with the first quarter last year, reflecting net asset growth. AUM were US$43 billion as at January 31, 2021, a decrease of US$1 billion, or 2%, compared with the first quarter last year, reflecting net outflows.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 16

PCL for the quarter was US$103 million, a decrease of US$140 million, compared with the first quarter last year. PCL – impaired was US$147 million, a decrease of US$61 million, or 29%, primarily reflected in the consumer lending portfolios, largely related to the impact of bank and government assistance programs. PCL – performing was a recovery of US$44 million, a decrease of US$79 million, reflecting allowance releases in the consumer lending portfolios this quarter largely related to an improvement in the economic outlook, partially offset by an increase to provisions in the commercial lending portfolios. U.S. Retail PCL as an annualized percentage of credit volume and including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio was 0.25%, a decrease of 34 bps, compared with the first quarter last year.

Non-interest expenses for the quarter were US$1,313 million, an increase of US$103 million, or 9%, compared with the first quarter last year, primarily reflecting
US$76 million in store optimization costs, as well as additional expenses to support customers and employees during the COVID-19 pandemic, partially offset by productivity savings.

Income taxes reflect a provision of US$55 million, an increase of US$21 million, or 62%, compared with the first quarter last year, primarily reflecting changes to the estimated liability for uncertain tax positions in the prior year, partially offset by lower pre-tax earnings.

The efficiency ratio for the quarter was 62.9%, compared with 54.9%, in the first quarter last year.

Quarterly comparison – Q1 2021 vs. Q4 2020

U.S. Retail net income of $1,000 million (US$776 million) increased $129 million (US$118 million), or 15% (18% in U.S. dollars) compared with the prior quarter. The annualized ROE for the quarter was 9.8%, compared with 9.0% in the prior quarter.

The contribution from Schwab of US$161 million decreased US$94 million, or 37%, compared with the contribution from TD Ameritrade in the prior quarter.

U.S. Retail Bank net income of US$615 million increased US$212 million, or 53%, compared with the prior quarter, reflecting lower PCL and higher revenue, partially offset by higher expenses.

Revenue for the quarter increased US$32 million, or 2%, compared with the prior quarter. Net interest income increased US$13 million, or 1%, reflecting accelerated fee amortization from PPP loan forgiveness. Net interest margin was 2.24%, a decrease of 3 bps. Non-interest income increased US$19 million, or 4%, primarily reflecting higher deposit and credit card fees.

Average loan volumes decreased US$2 billion, or 1%, compared with the prior quarter, reflecting a decline in business loans of 3%, resulting from paydowns on commercial loans, partially offset by an increase in personal loans of 1%. Average deposit volumes increased US$15 billion, or 4%, reflecting a 4% increase in personal deposits, a 6% increase in sweep deposits, and a 1% increase in business deposits.

AUA were US$26 billion as at January 31, 2021, an increase of US$2 billion, or 8%, compared with the prior quarter. AUM were US$43 billion as at January 31, 2021, an increase of US$4 billion, or 10%, reflecting market appreciation.

PCL for the quarter decreased US$330 million, compared with the prior quarter. PCL – impaired increased US$36 million, primarily reflected in the consumer lending portfolios. PCL – performing decreased by US$366 million, reflecting a smaller increase to the performing allowance for credit losses in the commercial lending portfolios, and allowance releases in the consumer lending portfolios this quarter largely related to an improvement in the economic outlook. U.S. Retail PCL as an annualized percentage of credit volume and including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio was 0.25%, or a decrease of 76 bps.

Non-interest expenses for the quarter were US$1,313 million, an increase of US$59 million, or 5%, reflecting US$76 million in store optimization costs, partially offset by the timing of certain expenses across quarters.

Income taxes reflect a provision of US$55 million, compared to a recovery in the prior quarter of US$36 million, an increase of US$91 million, primarily reflecting higher pre-tax income.

The efficiency ratio for the quarter was 62.9%, compared with 61.1% in the prior quarter.

THE CHARLES SCHWAB CORPORATION

Refer to Note 7, Investment in Associates and Joint Ventures of the Bank’s Interim Consolidated Financial Statements for further information on Schwab.

TABLE 13:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2021	October 31 2020	January 31 2020
Net interest income (TEB)	$661	$609	$357

Non-interest income	649	645	689
Total revenue	1,310	1,254	1,046
Provision for (recovery of) credit losses – impaired	10	(19)	52

Provision for (recovery of) credit losses – performing	10	13	(35)
Total provision for (recovery of) credit losses	20	(6)	17
Non-interest expenses	711	581	652

Provision for (recovery of) income taxes (TEB)	142	193	96
Net income (loss)	$437	$486	$281

Selected volumes and ratios
Trading-related revenue (TEB)	$744	$761	$612
Average gross lending portfolio (billions of Canadian dollars)[1]	58.7	61.0	55.1
Return on common equity[2]	21.3%	23.0%	14.0%

Efficiency ratio	54.3	46.3	62.3

Average number of full-time equivalent staff	4,678	4,659	4,517

[1]	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps (CDS), and allowance for credit losses.
[2]	Capital allocated to the business segment was reduced to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020.

Quarterly comparison – Q1 2021 vs. Q1 2020

Wholesale Banking net income for the quarter was $437 million, an increase of $156 million, or 56%, compared with the first quarter last year, reflecting higher revenue, partially offset by higher non-interest expenses.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $1,310 million, an increase of $264 million, or 25%, compared with the first quarter last year, reflecting higher trading-related revenue and higher loan, underwriting and advisory fees.

PCL for the quarter was $20 million, compared with $17 million in the first quarter last year. PCL – impaired was $10 million, a decrease of $42 million, primarily reflecting credit migration in the prior year. PCL – performing was $10 million, an increase of $45 million, largely reflecting migration from performing to impaired in the prior year.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 17

Non-interest expenses were $711 million, an increase of $59 million, or 9%, compared with the first quarter last year, primarily reflecting higher variable compensation, partially offset by lower volume related expenses.

Quarterly comparison – Q1 2021 vs. Q4 2020

Wholesale Banking net income for the quarter was $437 million, a decrease of $49 million, or 10%, compared with the prior quarter, reflecting higher non-interest expenses and higher PCL, partially offset by higher revenue.

Revenue for the quarter increased $56 million, or 4%, reflecting higher advisory, equity underwriting and loan fees.

PCL for the quarter increased by $26 million. PCL – impaired was $10 million, an increase of $29 million, largely reflecting recoveries in the prior quarter. PCL – performing was $10 million, a decrease of $3 million.

Non-interest expenses for the quarter increased $130 million, or 22%, reflecting higher variable compensation, partially offset by a legal provision in the prior quarter.

TABLE 14:  CORPORATE

(millions of Canadian dollars)	For the three months ended
	January 31 2021	October 31 2020	January 31 2020
Net income (loss) – reported	$(197)	$1,984	$(227)
Adjustments for items of note[1]
Amortization of intangibles before income taxes	74	61	70
Acquisition and integration charges related to the Schwab transaction	38	–	–
Net gain on sale of the investment in TD Ameritrade	–	(1,421)	–

Less: impact of income taxes	9	837	11
Net income (loss) – adjusted	$(94)	$(213)	$(168)
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(182)	$(302)	$(179)

Other	88	89	11
Net income (loss) – adjusted	$(94)	$(213)	$(168)

Selected volumes

Average number of full-time equivalent staff	17,720	17,849	17,458

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q1 2021 vs. Q1 2020

Corporate segment’s reported net loss for the quarter was $197 million, compared with a reported net loss of $227 million in the first quarter last year. The year-over-year decrease reflects a higher contribution from other items, partially offset by acquisition and integration charges related to the Schwab transaction. The increase in other items primarily reflects higher revenue from treasury and balance sheet management activities this quarter and an unfavourable adjustment related to hedge accounting in the same quarter last year. Net corporate expenses increased $3 million compared to the same quarter last year. The adjusted net loss for the quarter was $94 million, compared with an adjusted net loss of $168 million in the first quarter last year.

Quarterly comparison – Q1 2021 vs. Q4 2020

Corporate segment’s reported net loss for the quarter was $197 million, compared with reported net income of $1,984 million in the prior quarter. The quarter-over-quarter decrease was primarily attributable to a net gain on sale of the Bank’s investment in TD Ameritrade of $1,421 million ($2,250 million after-tax) in the prior quarter and Schwab transaction costs in the current quarter, partially offset by lower net corporate expenses. The decrease in net corporate expenses largely reflects the impact of $163 million ($121 million after-tax) in corporate real estate optimization costs in the prior quarter. The adjusted net loss for the quarter was $94 million, compared with an adjusted net loss of $213 million in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 18

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

TABLE 15:  QUARTERLY RESULTS1

(millions of Canadian dollars, except as noted)				For the three months ended
	2021				2020			2019
	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30
Net interest income	$6,030	$6,027	$6,101	$6,200	$6,169	$6,066	$5,980	$5,876

Non-interest income	4,782	5,817	4,564	4,328	4,440	4,274	4,519	4,352
Total revenue	10,812	11,844	10,665	10,528	10,609	10,340	10,499	10,228
Provision for credit losses	313	917	2,188	3,218	919	891	655	633
Insurance claims and related expenses	780	630	805	671	780	705	712	668
Non-interest expenses	5,784	5,709	5,307	5,121	5,467	5,543	5,374	5,248
Provision for (recovery of) income taxes	827	(202)	445	250	659	646	813	773

Share of net income from investment in Schwab and TD Ameritrade	169	353	328	247	205	301	303	266
Net income – reported	3,277	5,143	2,248	1,515	2,989	2,856	3,248	3,172
Pre-tax adjustments for items of note[2]
Amortization of intangibles	74	61	63	68	70	74	75	78
Acquisition and integration charges related to the Schwab transaction	38	–	–	–	–	–	–	–
Net gain on sale of the investment in TD Ameritrade	–	(1,421)	–	–	–	–	–	–

Charges associated with the acquisition of Greystone	–	25	25	26	24	30	26	30
Total pre-tax adjustments for items of note	112	(1,335)	88	94	94	104	101	108

Less: Impact of income taxes	9	838	9	10	11	14	11	14
Net income – adjusted	3,380	2,970	2,327	1,599	3,072	2,946	3,338	3,266

Preferred dividends	65	64	68	68	67	68	62	62
Net income available to common shareholders – adjusted	$3,315	$2,906	$2,259	$1,531	$3,005	$2,878	$3,276	$3,204

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.77	$2.80	$1.21	$0.80	$1.61	$1.54	$1.75	$1.70
Adjusted	1.83	1.60	1.25	0.85	1.66	1.59	1.79	1.75
Diluted earnings per share
Reported	1.77	2.80	1.21	0.80	1.61	1.54	1.74	1.70
Adjusted	1.83	1.60	1.25	0.85	1.66	1.59	1.79	1.75
Return on common equity – reported	14.3%	23.3%	10.0%	6.9%	14.2%	13.6%	15.8%	16.5%
Return on common equity – adjusted	14.7	13.3	10.4	7.3	14.6	14.0	16.2	17.0

(billions of Canadian dollars, except as noted)
Average earning assets	$1,563	$1,531	$1,494	$1,374	$1,292	$1,264	$1,240	$1,191

Net interest margin	1.53%	1.57%	1.62%	1.83%	1.90%	1.90%	1.91%	2.02%

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]

For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document. For further explanations of items of note for the quarters ended July 31, 2020, April 30, 2020, July 31, 2019 and April 30, 2019, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of the Report to Shareholders for such quarter. For further explanations of items of note for the quarter ended October 31, 2019, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of the earnings news release for the three months ended October 31, 2019, issued on December 5, 2019.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 19

BALANCE SHEET REVIEW

TABLE 16:  SELECTED INTERIM CONSOLIDATED BALANCE SHEET ITEMS

(millions of Canadian dollars)		As at
	January 31, 2021	October 31, 2020
Assets
Cash and Interest-bearing deposits with banks	$223,356	$170,594
Trading loans, securities, and other	156,351	148,318
Non-trading financial assets at fair value through profit or loss	7,690	8,548
Derivatives	53,596	54,242
Financial assets designated at fair value through profit or loss	4,257	4,739
Financial assets at fair value through other comprehensive income	98,290	103,285
Debt securities at amortized cost, net of allowance for credit losses	210,206	227,679
Securities purchased under reverse repurchase agreements	156,176	169,162
Loans, net of allowance for loan losses	705,996	717,523
Investment in Schwab	11,740	12,174

Other	107,937	99,601

Total assets	$1,735,595	$1,715,865
Liabilities
Trading deposits	$47,154	$19,177
Derivatives	56,727	53,203
Financial liabilities designated at fair value through profit or loss	49,087	59,665
Deposits	1,139,196	1,135,333
Obligations related to securities sold under repurchase agreements	175,672	188,876
Subordinated notes and debentures	11,383	11,477

Other	160,951	152,635

Total liabilities	1,640,170	1,620,366

Total equity	95,425	95,499
Total liabilities and equity	$1,735,595	$1,715,865

Total assets were $1,736 billion as at January 31, 2021, an increase of $20 billion, or 1%, from October 31, 2020. The increase reflects cash and interest-bearing deposits with banks of $53 billion, trading loans, securities, and other of $8 billion and other assets of $8 billion. The increase was partially offset by a decrease in debt securities at amortized cost (DSAC), net of allowance for credit losses, of $17 billion, securities purchased under reverse repurchase agreements of $13 billion, loans, net of allowances for loan losses of $12 billion, financial assets at fair value through other comprehensive income (FVOCI) of $5 billion, non-trading financial assets at fair value through profit or loss (FVTPL) of $1 billion and derivatives of $1 billion. The change in the U.S. dollar from the prior fiscal year end decreased assets by $32 billion, or approximately 2%.

Cash and interest-bearing deposits with banks increased $53 billion reflecting maturities of securities, growth in customer deposits and cash management activities.

Trading loans, securities, and other increased $8 billion primarily reflecting an increase in equity positions.

Non-trading financial assets at fair value through profit or loss decreased $1 billion reflecting maturities.

Derivatives decreased $1 billion reflecting changes in mark-to-market values of foreign exchange and interest rate contracts.

Financial assets at fair value through other comprehensive income decreased $5 billion reflecting maturities and the impact of foreign exchange translation, partially offset by new investments.

Debt securities at amortized cost, net of allowance for credit losses decreased $17 billion reflecting maturities and the impact of foreign exchange translation, partially offset by new investments.

Securities purchased under reverse repurchase agreements decreased $13 billion reflecting a decrease in volume and the impact of foreign exchange translation.

Loans, net of allowance for loan losses decreased $12 billion reflecting a decrease in business and government loans and the impact of foreign exchange translation.

Other assets increased $8 billion primarily reflecting amounts receivable from brokers, dealers and clients due to unsettled and pending trades.

Total liabilities were $1,640 billion as at January 31, 2021, an increase of $20 billion, or 1%, from October 31, 2020. The increase reflects trading deposits of $28 billion, derivatives of $4 billion, deposits of $4 billion, and other liabilities of $8 billion. The increase was partially offset by decrease in obligations related to securities sold under repurchase agreements of $13 billion and financial liabilities designated at FVTPL of $11 billion. The change in the U.S. dollar from the prior fiscal year end decreased liabilities by $34 billion, or approximately 2%.

Trading deposits increased $28 billion reflecting new issuances.

Derivatives increased $4 billion reflecting changes in mark-to-market values of foreign exchange and interest rate contracts.

Financial liabilities designated at fair value through profit or loss decreased $11 billion reflecting maturities of funding instruments.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 20

Deposits increased $4 billion reflecting growth in personal deposits, partially offset by a decrease in deposits from banks and the impact of foreign exchange translation.

Obligations related to securities sold under repurchase agreements decreased $13 billion reflecting a decrease in volume and the impact of foreign exchange translation.

Other liabilities increased $8 billion reflecting higher obligations related to securities sold short and amounts payable to brokers, dealers and clients due to unsettled and pending trades.

Equity was $95 billion as at January 31, 2021, relatively flat from October 31, 2020. A decrease in accumulated other comprehensive income reflecting the impact of foreign exchange translation was offset by an increase in retained earnings.

CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q1 2021 vs. Q1 2020

Gross impaired loans excluding ACI loans, were $3,057 million as at January 31, 2021, a decrease of $150 million, or 5%, compared with the first quarter last year. Canadian Retail gross impaired loans increased $143 million, or 13%, compared with the first quarter last year, primarily in the commercial lending portfolios reflecting formations outpacing resolutions, and in the residential mortgage portfolio reflecting prior cessation of certain enforcement activities in response to COVID-19, partially offset by the ongoing impact of bank and government assistance programs. U.S. Retail gross impaired loans decreased $169 million, or 8%, compared with the first quarter last year, largely reflecting the impact of foreign exchange, and the ongoing impact of bank and government assistance in the consumer lending portfolios, partially offset by an increase in the commercial lending portfolios. Wholesale gross impaired loans decreased $124 million, compared with the first quarter last year, reflecting resolutions outpacing formations. Net impaired loans were $2,280 million as at January 31, 2021, a decrease of $56 million, or 2%, compared with the first quarter last year.

The allowance for credit losses of $8,945 million as at January 31, 2021 was comprised of Stage 3 allowance for impaired loans of $799 million, Stage 2 allowance of $5,291 million and Stage 1 allowance of $2,847 million, and the allowance for debt securities of $8 million. The Stage 1 and 2 allowances are for performing loans and off-balance sheet instruments.

The Stage 3 allowance for loan losses decreased $100 million, or 11%, largely due to decreases in the U.S. strategic cards portfolio, and the impact of foreign exchange, partially offset by an increase in the Canadian commercial portfolio reflecting credit migration. The Stage 1 and Stage 2 allowance for loan losses increased $3,741 million, or 85%, largely reflecting a significant deterioration in the economic outlook related to the COVID-19 pandemic, including the impact of credit migration in the prior year. The allowance increase for consumer lending was reflected across all products and included $355 million attributable to the partners’ share of the U.S. strategic cards portfolio. The Business and Government allowance increase was reflected across multiple industries.

The allowance for debt securities increased by $4 million compared with the first quarter last year.

Forward-looking information, including macroeconomic variables deemed to be predictive of expected credit losses (ECLs) based on the Bank’s experience, is used to determine ECL scenarios and associated probability weights to determine the probability-weighted ECLs. Each quarter, all base forecast macroeconomic variables are refreshed, resulting in new upside and downside macroeconomic scenarios. Starting in the first quarter of 2021, the upside scenario was based on plausible scenario analyses of a more rapid recovery from the COVID-19 shock. For the downside forecast, since the second quarter of 2020, macroeconomic variables were based on plausible scenario analyses of COVID-19 impacts, given the lack of comparable historical data for a shock of this nature. The probability weightings assigned to each ECL scenario are also reviewed each quarter and updated as required, as part of the Bank’s ECL governance process. As a result of periodic reviews and quarterly updates, the allowance for credit losses may be revised to reflect updates in statistically derived loss estimates based on the Bank’s recent loss experience and its forward-looking views, including the impact of COVID-19. The Bank periodically reviews the methodology and has performed certain additional qualitative portfolio and loan level assessments of significant increase in credit risk. Refer to Note 3 of the Bank’s first quarter 2021 Interim Consolidated Financial Statements for further details on forward-looking information.

The probability-weighted allowance for credit losses reflects the Bank’s forward-looking views, including its estimate of the potential impact of COVID-19. The Bank continues to monitor the effects of COVID-19. To the extent that certain anticipated effects of COVID-19 cannot be fully incorporated into quantitative models, management continues to exercise expert credit judgment in determining the amount of ECLs by considering reasonable and supportable information. There remains considerable uncertainty regarding the impact of the COVID-19 pandemic, and as the situation unfolds, the allowance for credit losses will be updated in future quarters. Refer to Note 3 of the Bank’s first quarter 2021 Interim Consolidated Financial Statements for additional detail.

The Bank calculates allowances for ECLs on debt securities measured at amortized cost and FVOCI. The Bank has $303 billion in such debt securities of which $303 billion are performing securities (Stage 1 and 2) and none are impaired (Stage 3). The allowance for credit losses on DSAC and debt securities at FVOCI was $2 million and $6 million, respectively.

Quarterly comparison – Q1 2021 vs. Q4 2020

Gross impaired loans, excluding ACI loans, decreased $100 million, or 3%, compared with the prior quarter, primarily reflecting resolutions in the Wholesale lending portfolio. Impaired loans net of allowance decreased $43 million, or 2%, compared with the prior quarter.

The allowance for credit losses of $8,945 million as at January 31, 2021 was comprised of Stage 3 allowance for impaired loans of $799 million, Stage 2 allowance of $5,291 million and Stage 1 allowance of $2,847 million, and the allowance for debt securities of $8 million. The Stage 1 and 2 allowances are for performing loans and off-balance sheet instruments The Stage 3 allowance for loan losses decreased $79 million, or 9% primarily reflecting resolutions in Wholesale lending portfolios. The Stage 1 and Stage 2 allowance for loan losses decreased $361 million, or 4%, compared with the prior quarter, reflecting the impact of foreign exchange and allowance releases in the consumer lending portfolios related to improvement in macroeconomic forecasts and client credit attributes, partially offset by management overlays to address ongoing elevated uncertainty.

The allowance for debt securities increased by $1 million compared to the prior quarter.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 21

For further details on loans, impaired loans, allowance for credit losses, and on the Bank’s use of forward-looking information and macroeconomic variables in determining its allowance for credit losses, refer to Note 6 of the Bank’s first quarter 2021 Interim Consolidated Financial Statements.

TABLE 17: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES

(millions of Canadian dollars)	For the three months ended
	January 31 2021	October 31 2020	January 31 2020
Personal, Business, and Government Loans[1]
Impaired loans as at beginning of period	$3,157	$3,821	$3,032
Classified as impaired during the period	1,203	1,125	1,689
Transferred to not impaired during the period	(246)	(296)	(257)
Net repayments	(301)	(566)	(420)
Disposals of loans	(3)	(52)	–
Amounts written off	(675)	(861)	(848)
Recoveries of loans and advances previously written off	–	–	–

Exchange and other movements	(78)	(14)	11
Impaired loans as at end of period	$3,057	$3,157	$3,207
[1]	Excludes ACI loans.

TABLE 18: ALLOWANCE FOR CREDIT LOSSES

(millions of Canadian dollars, except as noted)			As at
	January 31 2021	October 31 2020	January 31 2020
Allowance for loan losses for on-balance sheet loans
Stage 1 allowance for loan losses	$2,489	$2,544	$2,149
Stage 2 allowance for loan losses	4,659	4,902	1,653

Stage 3 allowance for loan losses	785	844	881
Total allowance for loan losses for on-balance sheet loans	7,933	8,290	4,683
Allowance for off-balance sheet instruments
Stage 1 allowance for loan losses	358	381	317
Stage 2 allowance for loan losses	632	672	278

Stage 3 allowance for loan losses	14	34	18

Total allowance for off-balance sheet instruments	1,004	1,087	613
Allowance for loan losses	8,937	9,377	5,296

Allowance for debt securities	8	7	4
Allowance for credit losses	$8,945	$9,384	$5,300
Impaired loans, net of allowance[1,2]	$2,280	$2,323	$2,336
Net impaired loans as a percentage of net loans[1,2]	0.31%	0.32%	0.33%
Total allowance for loan losses as a percentage of gross loans and acceptances[1]	1.22	1.26	0.74

Provision for credit losses as a percentage of net average loans and acceptances	0.17	0.49	0.52
[1]	Excludes ACI loans.
[2]	Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.

Real Estate Secured Lending

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies are designed so that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank’s real estate secured lending portfolio against potential losses caused by borrowers’ default. The Bank also purchases default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value exceeds 80% of the collateral value at origination.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank’s overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist.

TABLE 19: CANADIAN REAL ESTATE SECURED LENDING1

(millions of Canadian dollars)					As at
	Amortizing			Non-amortizing	Total
	Residential Mortgages	Home equity lines of credit	Total amortizing real estate secured lending	Home equity lines of credit
					January 31, 2021
Total	$216,732	$63,695	$280,427	$31,757	$312,184

					October 31, 2020
Total	$213,239	$61,790	$275,029	$33,048	$308,077
[1]	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 22

TABLE 20: REAL ESTATE SECURED LENDING1,2

(millions of Canadian dollars, except as noted)												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured
								January 31, 2021
Canada
Atlantic provinces	$3,153	1.5%	$3,177	1.5%	$305	0.3%	$1,350	1.4%	$3,458	1.1%	$4,527	1.5%
British Columbia[4]	9,946	4.6	31,801	14.7	1,610	1.7	16,418	17.2	11,556	3.7	48,219	15.4
Ontario[4]	27,913	12.9	83,413	38.3	5,681	6.0	48,047	50.3	33,594	10.8	131,460	42.1
Prairies[4]	21,476	9.9	16,809	7.8	2,641	2.8	11,181	11.7	24,117	7.7	27,990	9.0

Québec	8,379	3.9	10,665	4.9	944	1.0	7,275	7.6	9,323	3.0	17,940	5.7

Total Canada	70,867	32.8%	145,865	67.2%	11,181	11.8%	84,271	88.2%	82,048	26.3%	230,136	73.7%
United States	947		36,189		–		10,112		947		46,301
Total	$71,814		$182,054		$11,181		$94,383		$82,995		$276,437
								October 31, 2020
Canada
Atlantic provinces	$3,218	1.5%	$3,108	1.5%	$316	0.3%	$1,337	1.4%	$3,534	1.1%	$4,445	1.4%
British Columbia[4]	10,142	4.8	30,416	14.3	1,670	1.8	16,192	17.1	11,812	3.8	46,608	15.1
Ontario[4]	28,818	13.5	80,096	37.4	5,925	6.2	47,361	50.0	34,743	11.3	127,457	41.5
Prairies[4]	21,741	10.2	16,750	7.9	2,726	2.9	11,260	11.9	24,467	7.9	28,010	9.1

Québec	8,520	4.0	10,430	4.9	993	1.0	7,058	7.4	9,513	3.1	17,488	5.7

Total Canada	72,439	34.0%	140,800	66.0%	11,630	12.2%	83,208	87.8%	84,069	27.2%	224,008	72.8%

United States	1,008		37,972		–		10,953		1,008		48,925
Total	$73,447		$178,772		$11,630		$94,161		$85,077		$272,933
[1]	Geographic location is based on the address of the property mortgaged.
[2]	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
[3]

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.

[4]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

The following table provides a summary of the Bank’s residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 21: RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION1,2

									As at
	<5 years	5– <10 years	10– <15 years	15– <20 years	20– <25 years	25– <30 years	30– <35 years	>=35 years	Total
						January 31, 2021
Canada	0.9%	3.3%	6.9%	20.3%	44.2%	23.8%	0.6%	–%	100.0%

United States	5.8	4.2	4.7	5.9	19.9	58.0	1.3	0.2	100.0
Total	1.7%	3.5%	6.6%	18.2%	40.4%	28.9%	0.7%	–%	100.0%
							October 31, 2020
Canada	0.9%	3.4%	6.9%	20.0%	44.7%	23.3%	0.8%	–%	100.0%

United States	5.3	4.5	4.6	6.0	20.8	56.3	2.3	0.2	100.0
Total	1.6%	3.5%	6.5%	17.8%	41.2%	28.4%	1.0%	–%	100.0%
[1]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

[2]	Percentage based on outstanding balance.

TABLE 22: UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired1,2,3

	For the three months ended
	Residential mortgages	Home equity lines of credit[4,5]	Total	Residential mortgages	Home equity lines of credit[4,5]	Total
	January 31, 2021			October 31, 2020
Canada
Atlantic provinces	74%	70%	73%	74%	72%	74%
British Columbia[6]	68	65	67	68	65	67
Ontario[6]	69	66	68	69	66	68
Prairies[6]	74	71	73	74	71	73

Québec	73	72	73	73	73	73

Total Canada	69	67	69	70	67	69

United States	72	63	71	73	63	72
Total	70%	67%	69%	70%	67%	69%
[1]	Geographic location is based on the address of the property mortgaged.
[2]	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
[3]	Based on house price at origination.
[4]	HELOCs loan-to-value includes first position collateral mortgage if applicable.
[5]	HELOC fixed rate advantage option is included in loan-to-value calculation.
[6]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 23

Sovereign Risk

The following table provides a summary of the Bank’s credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal, and Spain (GIIPS).

TABLE 23: EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty

(millions of Canadian dollars)													As at
	Loans and commitments[1]				Derivatives, repos, and securities lending[2]				Trading and investment portfolio[3,4]				Total Exposure	[5]
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total
Country											January 31, 2021

GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	–	10	10	–	–	–	–	6	–	61	67	77
Ireland	–	–	307	307	11	–	362	373	–	–	55	55	735
Portugal	–	–	–	–	–	153	2	155	1	–	–	1	156

Spain	–	–	89	89	–	–	134	134	11	365	63	439	662

Total GIIPS	–	–	406	406	11	153	498	662	18	365	179	562	1,630

Rest of Europe
Austria	–	–	18	18	9	155	21	185	1	1,194	7	1,202	1,405
Belgium	256	–	160	416	745	33	146	924	39	320	–	359	1,699
Denmark	–	262	1	263	–	94	463	557	1	380	4	385	1,205
Finland	–	241	9	250	–	30	82	112	–	1,093	76	1,169	1,531
France	575	983	942	2,500	14	973	1,116	2,103	69	4,829	468	5,366	9,969
Germany	2,065	474	367	2,906	824	645	1,316	2,785	299	12,077	77	12,453	18,144
Netherlands	680	264	552	1,496	296	334	914	1,544	44	2,581	130	2,755	5,795
Norway	–	350	29	379	–	196	40	236	4	1,080	440	1,524	2,139
Sweden	–	–	59	59	–	103	66	169	6	1,967	777	2,750	2,978
Switzerland	1,138	147	323	1,608	511	29	1,114	1,654	24	–	147	171	3,433
United Kingdom	5,681	16,239	672	22,592	1,563	856	9,483	11,902	92	387	494	973	35,467

Other[6]	–	–	104	104	–	109	241	350	6	15	8	29	483

Total Rest of Europe	10,395	18,960	3,236	32,591	3,962	3,557	15,002	22,521	585	25,923	2,628	29,136	84,248
Total Europe	$10,395	$18,960	$3,642	$32,997	$3,973	$3,710	$15,500	$23,183	$603	$26,288	$2,807	$29,698	$85,878
Country											October 31, 2020

GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	–	10	10	–	–	3	3	17	–	17	34	47
Ireland	–	–	320	320	11	–	331	342	–	–	21	21	683
Portugal	–	–	–	–	–	86	24	110	13	–	–	13	123

Spain	–	–	89	89	–	–	86	86	4	715	38	757	932

Total GIIPS	–	–	419	419	11	86	444	541	34	715	76	825	1,785

Rest of Europe
Austria	–	–	18	18	3	122	33	158	5	1,266	9	1,280	1,456
Belgium	266	–	189	455	824	30	175	1,029	40	320	–	360	1,844
Denmark	–	273	1	274	–	95	480	575	–	410	40	450	1,299
Finland	–	252	9	261	–	52	63	115	–	1,054	16	1,070	1,446
France	591	1,024	962	2,577	55	1,075	1,253	2,383	109	4,789	466	5,364	10,324
Germany	1,481	494	374	2,349	895	697	725	2,317	249	9,691	30	9,970	14,636
Netherlands	609	275	536	1,420	383	179	1,086	1,648	29	2,635	220	2,884	5,952
Norway	–	365	29	394	–	439	42	481	5	708	439	1,152	2,027
Sweden	–	–	67	67	–	109	174	283	4	1,784	781	2,569	2,919
Switzerland	1,163	151	331	1,645	327	19	856	1,202	16	–	162	178	3,025
United Kingdom	5,333	9,797	760	15,890	1,592	847	8,424	10,863	93	479	526	1,098	27,851

Other[6]	–	–	108	108	9	108	219	336	–	20	–	20	464

Total Rest of Europe	9,443	12,631	3,384	25,458	4,088	3,772	13,530	21,390	550	23,156	2,689	26,395	73,243
Total Europe	$9,443	$12,631	$3,803	$25,877	$4,099	$3,858	$13,974	$21,931	$584	$23,871	$2,765	$27,220	$75,028
[1]

Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at January 31, 2021, or October 31, 2020.

[2]

Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $2.4 billion (October 31, 2020 – $1.5 billion) for GIIPS and $62.4 billion for the rest of Europe (October 31, 2020 – $82.3 billion). Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association (ISDA) master netting agreement.

[3]	Trading and investment portfolio includes deposits and trading exposures are net of eligible short positions.
[4]	The fair values of the GIIPS exposures in Level 3 in the trading and investment portfolio were nil as at January 31, 2021 and October 31, 2020.
[5]	The Bank had nil related notional protection purchased through CDS (October 31, 2020 – nil).
[6]

Other European exposure is distributed across 10 countries (October 31, 2020 – 12 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1 billion as at October 31, 2020.

Of the Bank’s European exposure, approximately 98% (October 31, 2020 – 97%) is to counterparties in countries rated either Aa3 or better by Moody’s Investor Services (Moody’s) or AA or better by Standard & Poor’s (S&P), with the majority of this exposure to the sovereigns themselves or to well rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA or better, and cash. The Bank also takes a limited amount of exposure to well rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

In addition to the European exposure identified above, the Bank also has $16 billion (October 31, 2020 – $14.8 billion) of exposure to supranational entities with European sponsorship and $1.9 billion (October 31, 2020 – $6.2 billion) of indirect exposure to European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 24

CAPITAL POSITION

REGULATORY CAPITAL

Capital requirements of the Basel Committee on Banking Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by RWA, inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III implemented a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The objective of the leverage ratio is to constrain the build-up of excess leverage in the banking sector. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures. TD continues to manage its regulatory capital in accordance with the Basel III Capital Framework as discussed in the “Capital Position” section of the Bank’s 2020 Annual Report.

OSFI’s Capital Requirements under Basel III

Office of the Superintendent of Financial Institutions Canada (OSFI’s) Capital Adequacy Requirements (CAR) guideline details how the Basel III capital rules apply to Canadian banks.

Effective January 1, 2013, all newly issued non-common Tier 1 and Tier 2 Capital instruments must include non-viability contingent capital (NVCC) provisions to qualify as regulatory capital. NVCC provisions require the conversion of non-common capital instruments into a variable number of common shares of the Bank upon the occurrence of a trigger event as defined in the guidance. Existing non-common Tier 1 and Tier 2 capital instruments which do not include NVCC provisions are non-qualifying capital instruments and are subject to a phase-out period which began in 2013 and ends in 2022.

The CAR guideline sets the minimum CET1, Tier 1, and Total Capital ratios at 4.5%, 6%, and 8%, respectively. OSFI expects Canadian banks to include an additional capital conservation buffer of 2.5%, effectively raising the CET1, Tier 1 Capital, and Total Capital ratio minimum requirements to 7%, 8.5%, and 10.5%, respectively.

In March 2013, OSFI designated the six major Canadian banks as Domestic Systemically Important Banks (D-SIBs), for which a 1% common equity capital surcharge is in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs, including TD, are required to meet Pillar 1 target CET1, Tier 1, and Total Capital ratios of 8%, 9.5%, and 11.5%, respectively.

At the discretion of OSFI, a common equity countercyclical capital buffer (CCB) within a range of 0% to 2.5% may be imposed. The primary objective of the CCB is to protect the banking sector against future potential losses resulting from periods of excess aggregate credit growth that have often been associated with the build-up of system-wide risk. The CCB is an extension of the capital conservation buffer and must be met with CET1 capital. The CCB is calculated using the weighted-average of the buffers deployed in Canada and across BCBS member jurisdictions and selected non-member jurisdictions to which the bank has private sector credit exposures. Due to COVID-19, several foreign jurisdictions have released, reduced or delayed planned increases in their CCBs. Canada’s CCB remains unchanged at 0%.

Effective November 1, 2017, OSFI required D-SIBs and foreign bank subsidiaries in Canada to comply with the CCB regime for foreign private sector credit exposures, phased-in to a maximum level of 2.5% of total RWA by the first quarter of 2019 and increases each subsequent year by an additional 0.625%, to reach its final maximum of 2.5% of total RWA in the first quarter of 2019. As at January 31, 2021, the CCB is only applicable to private sector credit exposures located in Hong Kong SAR, Luxembourg and Norway. Based on the allocation of exposures and buffers currently in place in these countries, the Bank’s countercyclical buffer requirement is 0% as at
January 31, 2021.

On June 25, 2018, OSFI introduced the public Domestic Stability Buffer (DSB) required to be held by D-SIBs against Pillar 2 risks associated with systemic vulnerabilities. The level of the buffer ranges between 0% and 2.5% of total RWA, must be met with CET1 Capital and will be reviewed and disclosed by OSFI at least semi-annually. A breach of the buffer will not automatically constrain capital distributions; however, OSFI will require a remediation plan. On March 13, 2020, as part of its COVID-19 response, OSFI announced that the DSB, previously set to increase to 2.25% effective April 30, 2020, was being lowered to 1.00% effective immediately and would not be increased for at least 18 months from March 13, 2020. On June 23, 2020, and again on December 8, 2020, OSFI announced that the DSB will remain at 1.00% of total risk-weighted assets. Inclusive of the 1.00% DSB, the CET1 regulatory minimum is 9.00%. These actions were undertaken to support D-SIBs’ ability to supply credit to the economy during an expected period of disruption related to COVID-19 and market conditions. OSFI has encouraged banks to use the additional lending capacity to support Canadian households and businesses and has set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being.

Effective in the second quarter of 2018, OSFI implemented a revised methodology for calculating the regulatory capital floor. The revised floor is based on the Basel II standardized approach and was phased-in to a factor of 75% by the fourth quarter of fiscal 2018. As noted below, the floor factor was lowered to 70%, effective April 9, 2020. The Bank is not currently constrained by the capital floor.

In the first quarter of 2019, the Bank implemented the revised CAR guidelines related to the domestic implementation of the standardized approach for measuring counterparty credit risk, capital requirements for bank exposures to central counterparties, as well as revisions to the securitization framework. On November 1, 2019, the one-year grandfathering of the capital treatment eliminating the initial impact of the revisions to the securitization framework expired.

The leverage ratio is calculated as per OSFI’s Leverage Requirements guideline and has a regulatory minimum requirement of 3%.

On September 23, 2018, the Canadian Bail-in regime came into effect, including OSFI’s Total Loss Absorbing Capacity (TLAC) guideline. Under this guideline, the Bank is required to meet supervisory risk-based TLAC and TLAC leverage ratio targets by November 1, 2021. As of September 2018, the targets were 23.0% of RWA for the risk-based TLAC ratio, inclusive of the 1.50% DSB effective at that time, and 6.75% for the TLAC leverage ratio. With the changes to the DSB described above, the Bank will be required to meet a risk-based TLAC target ratio of 22.5% of RWA, inclusive of the 1.00% DSB if it is still in effect, by November 1, 2021.

In July 2019, in consideration of the final Basel III revisions published by the BCBS in December 2017, OSFI published guidance related to the capital requirements for operational risk. Banks currently approved to use the Advanced Measurement Approach (AMA) will be required to use a revised Basel III standardized approach when the revised requirements are implemented in Canada. In January 2020, OSFI provided a transition period for fiscal 2020 and 2021, during which time banks currently approved to use AMA are required to report operational risk capital using the current standardized approach. On March 27, 2020, as part of a series of measures introduced in response to COVID-19, OSFI announced that implementation of the remaining Basel III revisions would be deferred until 2023, including the operational risk framework, thereby extending the transition period through 2022.

On November 22, 2019, the Bank was designated as a Global Systemically Important Bank (G-SIB) by the Financial Stability Board (FSB). The Bank maintained its G-SIB status when the FSB published the 2020 list of G-SIBs on November 11, 2020. As a result of the designation, the Bank is subject to an additional loss absorbency requirement (CET1 as a percentage of RWA) of 1% under applicable FSB member authority requirements; however, in accordance with OSFI’s CAR guideline, for Canadian banks designated as a G-SIB, the higher of the D-SIB and G-SIB surcharges will apply. As the D-SIB surcharge is currently equivalent to the 1% G-SIB additional common equity ratio requirement, the Bank’s G-SIB designation has no additional impact on the Bank’s minimum CET1 regulatory requirements, as set forth above. For further detail, please refer to the “Global Systemically Important Banks Designation and Disclosures” section of the Bank’s 2020 Annual Report.

In the second quarter of 2020, OSFI introduced a number of measures to support D-SIBs’ ability to supply credit to the economy during an expected period of disruption related to COVID-19 and market conditions. Measures with immediate effect are summarized below. Measures that relate to future regulatory capital requirements are summarized in the “Future Regulatory Capital Developments” section.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 25

•	On March 13, 2020, as noted above, OSFI lowered the DSB to 1.00%.
•	On March 27, 2020, OSFI announced the following additional measures:
¡

Under regulatory capital requirements, bank loans subject to payment deferrals, such as mortgage loans, small business loans, retail loans and mid-market commercial loans will continue to be treated as performing loans under the CAR Guideline. Deposit-Taking Institutions (DTIs) should continue to assess the credit quality of these borrowers and follow sound credit risk management practices. This temporary capital treatment will remain in place for the duration of the payment deferral, up to a maximum of 6 months.

¡

OSFI announced that transitional arrangements for ECL provisioning available under the Basel Framework would be introduced, with details on the calculation clarified further on April 9, 2020, as discussed below.

¡

On a temporary basis, institutions subject to market risk capital requirements and using internal models are permitted to reduce the stressed Value-at-Risk (VaR) multiplier, that they were subject to at the end of the last fiscal quarter, by two. This means that the stressed VaR multipliers will temporarily not be subject to a minimum value of three.

¡

Institutions are expected to remove hedges of Funding Valuation Adjustment (FVA) from the calculation of market risk capital to address the asymmetry in the existing rule where these hedges of FVA are included, while the underlying exposures to FVA are not. This removal was made effective at the beginning of the second fiscal quarter of 2020.

¡

OSFI issued guidance on the capital treatment for exposures acquired through new Government of Canada programs referenced in “The Bank’s Response to COVID-19” section of this document and the Bank’s 2020 Annual Report. The new CEBA Program is funded by the Government of Canada, and the loan exposures within this program can be excluded from the risk-based capital ratios calculated under the CAR Guideline and from the leverage ratio calculated under the LR Guideline. For the EDC Business Credit Availability Program, the government-guaranteed portion of the loan is treated as a sovereign exposure, with the remaining portion treated as a loan to the borrower. The entire amount of the loan is included in the leverage ratio calculation.

•	On April 9, 2020, OSFI announced the following additional measures:
¡

Guidance was provided regarding the calculation of the transitional adjustment to capital for ECL provisioning. The adjustment allows a portion of the increase in Stage 1 and Stage 2 allowances relative to a baseline level to be included in CET1 capital, rather than Tier 2 Capital, as the CAR guideline specifies. The baseline level is the sum of Stage 1 and Stage 2 allowances as at the first quarter of 2020 (for October year-end DTIs). This increase is tax effected and is subject to a scaling factor, which is set at 70% in fiscal 2020, 50% in fiscal 2021, and 25% in fiscal 2022. As part of their Pillar 3 regulatory capital disclosures, DTIs are required to disclose the transitional scalar applied during the reporting period, as well as their CET1, Tier 1 Capital, Total Capital, Leverage and TLAC ratios had the transitional arrangement not been applied.

¡

DTIs can temporarily exclude exposures from central bank reserves and sovereign-issued securities that qualify as High-Quality Liquid Assets (HQLA) under the Liquidity Adequacy Requirements (LAR) Guideline from the leverage ratio measure. This treatment is effective immediately and will remain in place until
April 30, 2021. On November 5, 2020, OSFI extended this temporary exclusion treatment to December 31, 2021. OSFI encourages institutions to use the additional lending capacity resulting from the leverage ratio exclusions to support lending and financial intermediation activities and expects this not to be distributed (e.g. as dividends or bonus payments).

¡

The capital floor factor used in the Internal Ratings-Based (IRB) approach to credit risk was lowered from 75% to 70%, effective immediately, and is expected to stay in place until the domestic implementation of the Basel III capital floor in the first quarter of 2023.

•

On April 16, 2020, OSFI published a series of frequently asked questions and answers (FAQs) on regulatory reporting requirements and the measures it had announced to address issues stemming from COVID-19. Since then, OSFI has continued to add to its FAQs as new questions arise.

•

On April 23, 2020, OSFI published guidance in its FAQs on the capital treatment for users of the Boston Federal Reserve’s PPP Lending Facility, clarifying that PPP loans pledged under this facility can be excluded from the risk-based capital and leverage ratios.

During the third quarter of 2020, the Bank transitioned the U.S. Non-Retail portfolios from the Standardized Approach to the Advanced Internal Ratings Based (AIRB) Approach for measuring credit risk RWA. As a result of this transition, the increase in Stage 1 and Stage 2 allowances allocated to the AIRB approach relative to the Q1 2020 baseline amount was capped at the total increase in Stage 1 and Stage 2 allowances reported by the Bank, for the purpose of the OSFI ECL provisioning transitional adjustment to CET1 capital that would otherwise be included in Tier 2 capital.

On August 31, 2020, OSFI published guidance on the phase out of the special capital treatment of loans subject to payment deferrals. Loans granted payment deferrals:

•

Before August 31, 2020 will continue to be treated as performing loans under the CAR Guideline for the duration of the deferral, up to a maximum of 6 calendar months from the effective date of the deferral;

•

After August 30, 2020 and on or before September 30, 2020 will be treated as performing loans under the CAR Guideline for the duration of the deferral, up to a maximum of 3 calendar months from the approval date of the deferral; and

•	After September 30, 2020 will not be eligible for the special capital treatment.

On January 27, 2021, OSFI published guidance on how to treat new loans to businesses through the Government of Canada’s Highly Affected Sectors Credit Availability Program (HASCAP), announced on January 26, 2021. Under the program, the Government mandated the Business Development Bank of Canada (BDC) to set up the HASCAP loan guarantee program and work with lenders to provide additional liquidity for Canadian businesses highly affected by the COVID-19 pandemic. HASCAP loans are to be treated as sovereign exposures based on the BDC guarantee and the relevant risk weight applied under OSFI’s CAR guideline. The entire amount of the loan is to be included in the lender’s leverage ratio calculation. The Bank is working with the BDC to originate loans under the HASCAP program beginning in the second fiscal quarter.

Global Systemically Important Banks Disclosures

The FSB, in consultation with the BCBS and national authorities, identifies G-SIBs. In July 2013, the BCBS issued an update to the final rules on G-SIBs and outlined the G-SIB assessment methodology which is based on the submissions of the largest global banks. Twelve indicators are used in the G-SIB assessment methodology to determine systemic importance. The score for a particular indicator is calculated by dividing the individual bank value by the aggregate amount for the indicator summed across all banks included in the assessment. Accordingly, an individual bank’s ranking is reliant on the results and submissions of other global banks. The update also provided clarity on the public disclosure requirements of the twelve indicators used in the assessment methodology.

The Bank is required to publish the twelve indicators used in the G-SIB indicator-based assessment framework. Public disclosure of financial year-end data is required annually, no later than the date of a bank’s first quarter public disclosure of shareholder financial data in the following year.

The public communications on G-SIB status is issued annually each November. On November 22, 2019, the Bank was designated as a G-SIB by the FSB. The Bank maintained its G-SIB status when the FSB published the 2020 list of G-SIBs on November 11, 2020. As a result of this designation, the Bank would be subject to an additional loss absorbency requirement (CET1 as a percentage of RWA) of 1% under applicable FSB member authority requirements; however, in accordance with OSFI’s CAR guideline, for Canadian banks designated as a G-SIB, the higher of the D-SIB and G-SIB surcharges will apply. As the D-SIB surcharge is currently equivalent to the 1% G-SIB additional common equity ratio requirement, the Bank’s designation has no additional impact on the Bank’s minimum CET1 regulatory requirements. There is no impact to the supervisory target risk-based TLAC ratio of 22.5% or TLAC leverage ratio of 6.75% as a result of the Bank’s G-SIB designation. The Bank continues to be in discussions with regulatory bodies regarding requirements arising from the G-SIB designation.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 26

As a result of the Bank’s G-SIB designation, the U.S. Federal Reserve requires TD Group US Holding LLC (TDGUS), as TD’s U.S. intermediate holding company (IHC), to maintain a minimum amount of TLAC and long-term debt. From the date the Bank was designated as a G-SIB, TDGUS has a three-year transitional period to meet these requirements.

In July 2018, BCBS issued a revised G-SIB framework; G-SIBs: revised assessment methodology and the higher loss absorbency requirement. The new assessment methodology introduces a trading volume indicator and modifies the weights in the substitutability category, amends the definition of cross-jurisdictional indicators, extends the scope of consolidation to insurance subsidiaries, and provides further guidance on bucket migration and associated loss absorbency surcharges. The revised methodology is expected to be implemented in 2022, using the 2021 year-end data.

The indicator-based measurement approach, currently in effect, divides the twelve indicators into five categories, with each category yielding a 20% weight to a bank’s total score on the G-SIB scale as per the following table.

Category (and weighting)	Individual indicator (and weighting)	Category background
Cross-jurisdictional activity (20%)	1. Cross-jurisdictional claims (10%) 2. Cross-jurisdictional liabilities (10%)

This category measures the importance of the bank’s activities outside its home jurisdiction, relative to overall activity of other banks. The two indicators reflect how the international impact of a bank’s distress or failure would vary in line with its share of cross-jurisdictional assets and liabilities.

Size (20%)	3. Total exposures as defined for use in the Basel III leverage ratio (20%)

This category measures the size of the bank. The larger the bank, the more difficult it is for its activities to be quickly replaced by other banks and therefore the greater the chance that its distress or failure would cause disruption to the financial markets in which it operates. The distress or failure of a large bank is also more likely to damage confidence in the financial system as a whole. Size is therefore a key measure of systemic importance.

Interconnectedness (20%)	4. Intra-financial system assets (6.67%) 5. Intra-financial system liabilities (6.67%) 6. Securities outstanding (6.67%)

This category measures the magnitude of dependence amongst banks. Given the network of contractual obligations in which the banks operate, financial distress at one institution can materially increase the likelihood of distress at other institutions. A bank’s systemic impact is likely to be positively related to its interconnectedness vis-à-vis other financial institutions.

Substitutability / financial institution infrastructure (20%)	7. Assets under custody (6.67%) 8. Payments activity (6.67%) 9. Underwritten transactions in debt and equity markets (6.67%)

This category measures the extent to which other institutions could provide the same service (such as availability of substitutes) of the failed bank. The three indicators also measure the bank’s dominance in the financial institution infrastructure in which it operates. The greater a bank’s role in a particular business line, or as a service provider in underlying market infrastructure (for example, payment systems), the larger the disruption will likely be following its failure, in terms of both service gaps and reduced flow of market and infrastructure liquidity. At the same time, the cost to the failed bank’s customers in having to seek the same service from another institution is likely to be higher for a failed bank with relatively greater market share in providing the service.

Complexity (20%)	10. Notional amount of over-the-counter (OTC) derivatives (6.67%) 11. Trading and other securities (6.67%) 12. Level 3 assets (6.67%)

This category measures the complexity of the bank. The systemic impact of a bank’s distress or failure is expected to be positively related to its overall complexity – that is, its business, structural, and operational complexity. The more complex a bank is, the greater are the costs and time needed to resolve the bank.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 27

The following table provides the results of the twelve indicators for the Bank. The increase in Cross-jurisdictional claims is due to an increase in securities, deposits, and loans. The increase in Cross-jurisdictional liabilities is due to an increase in deposits and reverse repurchase agreements. The decrease in notional amount of OTC derivatives is primarily due to interest rate swaps. The ‘Trading and other securities’ G-SIB indicator for October 31, 2019 previously disclosed in the first quarter of 2020 was subsequently revised during the third quarter of 2020.

TABLE 24: G-SIB INDICATORS1

(millions of Canadian dollars)			As at
		October 31, 2020	October 31, 2019
Category (and weighting)	Individual Indicator
Cross-jurisdictional activity (20%)	Cross-jurisdictional claims	$796,964	$672,076
	Cross-jurisdictional liabilities	769,164	629,498

Size (20%)	Total exposures as defined for use in the Basel III leverage ratio	1,862,214	1,546,214
Interconnectedness (20%)	Intra-financial system assets	85,917	96,814
	Intra-financial system liabilities	36,405	34,810
	Securities outstanding	316,871	374,549
Substitutability/financial institution	Assets under custody	453,178	443,931
infrastructure (20%)	Payments activity	31,433,859	28,826,622
	Underwritten transactions in debt and equity markets	205,509	168,306
Complexity (20%)	Notional amount of OTC derivatives	15,385,351	16,510,992
	Trading and other securities[2]	87,968	112,304
	Level 3 assets	2,573	2,689

[1]

The G-SIB indicators are prepared based on the methodology prescribed in BCBS guidelines published. Given the Bank was designated as a G-SIB by the FSB on November 22, 2019, additional public disclosures on these indicators are required. Refer to the Bank’s Regulatory Capital Disclosures at www.td.com/investor-relations/ir-homepage/regulatory-disclosures/g-sib/disclosures.jsp for these additional disclosures on the 2020 G-SIB indicators. The Bank is required to submit its G-SIB indicators to OSFI and BCBS for review following the date of this report. In the event that one or both regulators provide comments to the Bank regarding its submission that would result in changes to the G-SIB indicators listed in the table above, the Bank will publish such revised G-SIB indicators on its website.

[2]	Includes trading securities, securities designated at FVTPL, and securities at FVOCI.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 28

The following table provides details of TD’s regulatory capital position.

TABLE 25:  CAPITAL STRUCTURE AND RATIOS – Basel III

(millions of Canadian dollars, except as noted)	As at
	January 31 2021	October 31 2020	January 31 2020
Common Equity Tier 1 Capital
Common shares plus related contributed surplus	$22,594	$22,570	$21,801
Retained earnings	56,032	53,845	50,119

Accumulated other comprehensive income	11,152	13,437	11,087
Common Equity Tier 1 Capital before regulatory adjustments	89,778	89,852	83,007
Common Equity Tier 1 Capital regulatory adjustments
Goodwill (net of related tax liability)[1]	(16,413)	(17,019)	(19,793)
Intangibles (net of related tax liability)	(1,899)	(2,030)	(2,312)
Deferred tax assets excluding those arising from temporary differences	(158)	(177)	(192)
Cash flow hedge reserve	(3,368)	(3,720)	(1,704)
Shortfall of provisions to expected losses	–	–	(1,158)
Gains and losses due to changes in own credit risk on fair valued liabilities	(59)	(57)	(61)
Defined benefit pension fund net assets (net of related tax liability)	(9)	(9)	(13)
Investment in own shares	(4)	(36)	(53)
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)[2]	(5,873)	(6,321)	–
Significant investments in the common stock of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)[2]	–	–	(2,032)

Other deductions or regulatory adjustments to CET1 as determined by OSFI[3]	1,398	2,133	–

Total regulatory adjustments to Common Equity Tier 1 Capital	(26,385)	(27,236)	(27,318)
Common Equity Tier 1 Capital	63,393	62,616	55,689
Additional Tier 1 Capital instruments
Directly issued qualifying Additional Tier 1 instruments plus stock surplus	5,647	5,647	5,795
Directly issued capital instruments subject to phase out from Additional Tier 1	615	1,190	1,195

Additional Tier 1 instruments issued by subsidiaries and held by third parties	61	–	–
Additional Tier 1 Capital instruments before regulatory adjustments	6,323	6,837	6,990
Additional Tier 1 Capital instruments regulatory adjustments
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)	(12)	(12)	–

Significant investments in the capital of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(350)	(350)	(350)

Total regulatory adjustments to Additional Tier 1 Capital	(362)	(362)	(350)

Additional Tier 1 Capital	5,961	6,475	6,640
Tier 1 Capital	69,354	69,091	62,329
Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	11,183	11,277	10,511
Directly issued capital instruments subject to phase out from Tier 2	160	160	200

Collective allowances	1,172	509	1,893
Tier 2 Capital before regulatory adjustments	12,515	11,946	12,604
Tier 2 regulatory adjustments
Investments in own Tier 2 instruments	–	–	–
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)[4]	(406)	(856)	–

Significant investments in the capital of banking, financial, and insurance entities that are outside consolidation, net of eligible short positions	(160)	(160)	(160)

Total regulatory adjustments to Tier 2 Capital	(566)	(1,016)	(160)

Tier 2 Capital	11,949	10,930	12,444
Total Capital	$81,303	$80,021	$74,773
Risk-weighted assets	$467,227	$478,909	$476,012
Capital Ratios and Multiples[5]
Common Equity Tier 1 Capital (as percentage of risk-weighted assets)	13.6%	13.1%	11.7%
Tier 1 Capital (as percentage of risk-weighted assets)	14.8	14.4	13.1
Total Capital (as percentage of risk-weighted assets)	17.4	16.7	15.7

Leverage ratio[6]	4.5	4.5	4.0

[1]	As of the fourth quarter of 2020, goodwill deduction decreased due to the sale of the investment in TD Ameritrade.
[2]

As of the fourth quarter of 2020, significant investment deduction was eliminated due to the sale of the investment in TD Ameritrade and the non-significant investment deduction increased due to the investment in Schwab.

[3]	Represents ECL transitional arrangements provided by OSFI. Refer to the “OSFI’s Capital Requirements under Basel III” within the “Capital Position” section of this document for additional details.
[4]

Includes other TLAC-eligible instruments issued by G-SIBs and Canadian D-SIBs that are outside the scope of regulatory consolidation, where the institution does not own more than 10% of the issued common share capital of the entity.

[5]	The CET1, Tier 1, Total Capital and Leverage ratios excluding the ECL transitional arrangements are 13.3%, 14.5%, 17.4%, and 4.4%, respectively.
[6]	The Leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined in the “Regulatory Capital” section of this document.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 29

As at January 31, 2021, the Bank’s CET1, Tier 1, and Total Capital ratios were 13.6%, 14.8%, and 17.4%, respectively. The increase in the Bank’s CET1 Capital ratio from 13.1% as at October 31, 2020 was primarily from organic growth, actuarial gains on employee benefit plans, and lower RWA primarily in U.S. Retail. The increase was partially offset by the reduction in the scaling factor related to OSFI’s transition arrangements for ECL provisioning, from 70% in fiscal 2020 to 50% in fiscal 2021.

As at January 31, 2021 and October 31, 2020, the Bank’s Leverage ratio was 4.5%. The Leverage ratio remained relatively flat due to exposure growth primarily in the Wholesale Banking and Canadian Retail segments, offset by capital generation.

Future Regulatory Capital Developments

Future regulatory capital developments, in addition to those described in the “Future Regulatory Capital Developments” section of the Bank’s 2020 Annual Report, are noted below.

On November 26, 2020, the BCBS published a technical amendment for capital requirements for non-performing loan securitizations. The amendment includes removal of the option to use the foundation internal risk-based parameters as inputs for the internal ratings-based approach (SEC-IRBA), a 100% risk weight floor for exposures to securitizations that are risk weighted under SEC-IRBA or the standardized approach, and guidance on risk weights for certain senior tranches of securitizations. The amendment is scheduled to be implemented no later than January 1, 2023.

TABLE 26: EQUITY AND OTHER SECURITIES

(millions of shares/units, except as noted)		As at
	January 31, 2021	October 31, 2020
	Number of shares/units	Number of shares/units
Common shares outstanding	1,818.5	1,816.1

Treasury shares – common	(2.5)	(0.5)
Total common shares	1,816.0	1,815.6
Stock options
Vested	6.4	5.4
Non-vested	8.0	7.7
Preferred shares – Class A
Series 1	20.0	20.0
Series 3	20.0	20.0
Series 5	20.0	20.0
Series 7	14.0	14.0
Series 9	8.0	8.0
Series 12	28.0	28.0
Series 14	40.0	40.0
Series 16	14.0	14.0
Series 18	14.0	14.0
Series 20	16.0	16.0
Series 22	14.0	14.0
Series 24	18.0	18.0

Total preferred shares – equity	226.0	226.0

Treasury shares – preferred	(0.2)	(0.1)
Total preferred shares	225.8	225.9
Debt issued by TD Capital Trust IV:
TD Capital Trust IV Notes – Series 2[1]	450.0	450.0
TD Capital Trust IV Notes – Series 3	750.0	750.0

[1]

On February 27, 2020, the Bank announced that, subject to regulatory approval, it expects to exercise a regulatory event redemption right in its fiscal 2022 year in respect of the TD Capital Trust IV Notes – Series 2 outstanding at that time, meaning that this redemption right could occur as early as November 1, 2021. The Bank’s expectations regarding this redemption are based on a number of factors and assumptions, including the Bank’s current and expected future capital position and market conditions, which are subject to change and may result in a change in the Bank’s expectations regarding the redemption.

All series of preferred shares – Class A include NVCC provisions. If a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the respective series of preferred shares at the time of conversion, would be 1.1 billion in aggregate.

For NVCC subordinated notes and debentures, if a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there is no accrued and unpaid interest on the respective subordinated notes and debentures, would be 3.2 billion in aggregate. The following subordinated debentures contain NVCC provisions: 3.589% subordinated debentures due September 14, 2028, 3.224% subordinated debentures due July 25, 2029, 3.105% subordinated debentures due April 22, 2030, 4.859% subordinated debentures due March 4, 2031, 3.625% subordinated debentures due September 15, 2031, and the 3.06% subordinated debentures due January 26, 2032. Refer to Note 19 of the Bank’s 2020 Annual Consolidated Financial Statements for additional details.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 30

MANAGING RISK

EXECUTIVE SUMMARY

Growing profitability in financial results based on balanced revenue, expense and capital growth services involves selectively taking and managing risks within the Bank’s risk appetite. The Bank’s goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in its businesses to meet its future strategic objectives.

The Bank’s businesses and operations are exposed to a broad number of risks that have been identified and defined in the Enterprise Risk Framework. The Bank’s tolerance to those risks is defined in the Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates and the impact that emerging risks will have on TD’s strategy and risk profile. The Bank’s risk appetite states that it takes risks required to build its business, but only if those risks: (1) fit the business strategy, and can be understood and managed; (2) do not expose the enterprise to any significant single loss events; TD does not ‘bet the bank’ on any single acquisition, business, or product; and (3) do not risk harming the TD brand. Each business is responsible for setting and aligning its individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which it is exposed.

The Bank considers it critical to regularly assess its operating environment and highlight top and emerging risks. These are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impact.

Risks are identified, discussed, and actioned by senior leaders and reported quarterly to the Risk Committee of the Board and the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.

The Bank’s risk governance structure and risk management approach have not substantially changed from that described in the Bank’s 2020 Annual Report. Additional information on risk factors can be found in the 2020 MD&A under the heading “Risk Factors and Management”. For a complete discussion of the risk governance structure and the risk management approach, refer to the “Managing Risk” section in the Bank’s 2020 Annual Report.

The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended January 31, 2021.

CREDIT RISK

Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance sheet and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 27:  GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings-Based (AIRB) Approaches1

(millions of Canadian dollars)						As at
	January 31, 2021			October 31, 2020
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$3,264	$412,079	$415,343	$3,594	$409,564	$413,158
Qualifying revolving retail	–	150,934	150,934	–	153,820	153,820

Other retail	3,712	87,695	91,407	3,135	88,185	91,320

Total retail	6,976	650,708	657,684	6,729	651,569	658,298
Non-retail
Corporate	10,373	567,284	577,657	11,774	588,331	600,105
Sovereign	1	539,653	539,654	1	528,598	528,599

Bank	423	165,407	165,830	446	149,117	149,563

Total non-retail	10,797	1,272,344	1,283,141	12,221	1,266,046	1,278,267
Gross credit risk exposures	$17,773	$1,923,052	$1,940,825	$18,950	$1,917,615	$1,936,565

[1]	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and certain other credit RWA.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 31

MARKET RISK

Market risk capital is calculated using internal models and comprises three components: (1) Value-at-Risk (VaR); (2) Stressed VaR; and (3) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the Standardized approach for a limited number of portfolios.

Market Risk Linkage to the Balance Sheet

The following table provides a breakdown of the Bank’s balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 28:  MARKET RISK LINKAGE TO THE BALANCE SHEET1

(millions of Canadian dollars)		As at
	January 31, 2021				October 31, 2020
	Balance sheet	Trading market risk	Non-trading market risk	Other	Balance sheet	Trading market risk	Non-trading market risk	Other	Non-trading market risk – primary risk sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$217,106	$860	$216,246	$–	$164,149	$435	$163,714	$–	Interest rate
Trading loans, securities, and other	156,351	151,578	4,773	–	148,318	143,381	4,937	–	Interest rate
Non-trading financial assets at fair value through profit or loss	7,690	–	7,690	–	8,548	–	8,548	–	Equity,
									foreign exchange,
									interest rate
Derivatives	53,596	51,099	2,497	–	54,242	51,722	2,520	–	Equity,
									foreign exchange,
									interest rate
Financial assets designated at fair value through profit or loss	4,257	–	4,257	–	4,739	–	4,739	–	Interest rate
Financial assets at fair value through other comprehensive income	98,290	–	98,290	–	103,285	–	103,285	–	Equity,
									foreign exchange,
									interest rate
Debt securities at amortized cost, net of allowance for credit losses	210,206	–	210,206	–	227,679	–	227,679	–	Foreign exchange,
									interest rate
Securities purchased under reverse repurchase agreements	156,176	7,035	149,141	–	169,162	7,395	161,767	–	Interest rate
Loans, net of allowance for loan losses	705,996	–	705,996	–	717,523	–	717,523	–	Interest rate
Customers’ liability under acceptances	18,760	–	18,760	–	14,941	–	14,941	–	Interest rate
Investment in Schwab	11,740	–	11,740	–	12,174	–	12,174	–	Equity
Other assets[2]	2,152	–	2,152	–	2,277	–	2,277	–	Interest rate
Assets not exposed to market risk	93,275	–	–	93,275	88,828	–	–	88,828
Total Assets	1,735,595	210,572	1,431,748	93,275	1,715,865	202,933	1,424,104	88,828
Liabilities subject to market risk
Trading deposits	47,154	46,896	258	–	19,177	18,089	1,088	–	Interest rate
Derivatives	56,727	52,330	4,397	–	53,203	50,237	2,966	–	Equity,
									foreign exchange,
									interest rate
Securitization liabilities at fair value	13,619	13,619	–	–	13,718	13,718	–	–	Interest rate
Financial liabilities designated at fair value through profit or loss	49,087	11	49,076	–	59,665	15	59,650	–	Interest rate
Deposits	1,139,196	–	1,139,196	–	1,135,333	–	1,135,333	–	Interest rate, foreign exchange
Acceptances	18,760	–	18,760	–	14,941	–	14,941	–	Interest rate
Obligations related to securities sold short	41,768	40,976	792	–	34,999	34,307	692	–	Interest rate
Obligations related to securities sold under repurchase agreements	175,672	2,687	172,985	–	188,876	3,675	185,201	–	Interest rate
Securitization liabilities at amortized cost	15,216	–	15,216	–	15,768	–	15,768	–	Interest rate
Subordinated notes and debentures	11,383	–	11,383	–	11,477	–	11,477	–	Interest rate
Other liabilities[2]	17,198	–	17,198	–	18,431	–	18,431	–	Equity, interest rate
Liabilities and Equity not exposed to market risk	149,815	–	–	149,815	150,277	–	–	150,277
Total Liabilities and Equity	$1,735,595	$156,519	$1,429,261	$149,815	$1,715,865	$120,041	$1,445,547	$150,277

[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
[2]	Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 32

Calculating VaR

TD computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank’s trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day holding period.

The following graph discloses daily one-day VaR usage and trading net revenue, reported on a taxable equivalent basis, within Wholesale Banking. Trading net revenue includes trading income and net interest income related to positions within the Bank’s market risk capital trading books. For the quarter ending January 31, 2021, there were 4 days of trading losses and trading net revenue was positive for 94% of the trading days, reflecting normal trading activity. Losses in the quarter did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.

The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, IRC, Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR

In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the first quarter of 2021, Stressed VaR was calculated using the one-year period that includes the COVID-19 Stress period. The appropriate historical one-year period to use for Stressed VaR is determined on a biweekly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge

The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 33

The following table presents the end of quarter, average, high, and low usage of TD’s portfolio metrics.

TABLE 29:  PORTFOLIO MARKET RISK MEASURES

(millions of Canadian dollars)	For the three months ended
	January 31 2021					October 31 2020	January 31 2020
	As at	Average	High		Low	Average	Average
Interest rate risk	$19.3	$21.2	$25.6		$14.8	$18.5	$13.8
Credit spread risk	28.3	24.6	37.2		16.2	34.6	9.5
Equity risk	10.2	10.1	12.1		8.1	9.1	6.9
Foreign exchange risk	2.0	3.0	5.3		1.2	2.3	4.4
Commodity risk	5.3	6.3	9.4		4.1	5.1	2.0
Idiosyncratic debt specific risk	26.7	30.8	41.9		24.2	45.5	14.5
Diversification effect[1]	(60.8)	(62.2)	n/m	[2]	n/m	(67.5)	(31.6)
Total Value-at-Risk (one-day)	31.0	33.8	44.7		27.2	47.6	19.5
Stressed Value-at-Risk (one-day)	29.3	33.4	40.4		28.7	42.8	44.9
Incremental Risk Capital Charge (one-year)	$320.9	$356.6	$421.6		$311.4	$355.9	$209.8

[1]	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
[2]	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR increased compared to the first quarter last year driven by the VaR scenarios that now include larger shocks across most risk factors due to the market volatility observed during COVID-19. Average VaR and credit spread VaR decreased compared to the prior quarter due to changes in corporate and government bond positions. Average Stressed VaR decreased compared to the first quarter last year and quarter over quarter due to changes in corporate and government bond positions.

Average IRC increased compared to the same quarter last year due to wider credit spread shocks observed during COVID-19 as well as position changes in corporate and government bonds.

Validation of VaR Model

The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Structural (Non-Trading) Interest Rate Risk

The Bank’s structural interest rate risk arises from traditional personal and commercial banking activity and is generally the result of mismatches between the maturities and repricing dates of the Bank’s assets and liabilities. The measurement of interest rate risk in the banking book does not include exposures from TD’s Wholesale Banking or Insurance businesses.

The primary measures for this risk are Economic Value of Shareholders’ Equity (EVE) Sensitivity and Net Interest Income Sensitivity (NIIS).

The EVE Sensitivity measures the impact of a specified interest rate shock to the change in the net present value of the Bank’s banking book assets, liabilities, and certain off-balance sheet items. It reflects a measurement of the potential present value impact on shareholders’ equity without an assumed term profile for the management of the Bank’s own equity and excludes product margins.

The NIIS measures the NII change over a twelve-month horizon for a specified change in interest rates for banking book assets, liabilities, and certain off-balance sheet items assuming a constant balance sheet over the period.

The Bank’s Market Risk policy sets overall limits on the structural interest rate risk measures. These limits are periodically reviewed and approved by the Risk Committee of the Board. In addition to the Board policy limits, book-level risk limits are set for the Bank’s management of non-trading interest rate risk by Risk Management. Exposures against these limits are routinely monitored and reported, and breaches of the Board limits, if any, are escalated to both the Asset/Liability and Capital Committee (ALCO) and the Risk Committee of the Board.

The following table shows the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on the EVE and NIIS measures. Interest rate floors are applied by currency to the decrease in rates such that they do not exceed expected lower bounds, with the most material currencies set to a floor of -25 bps.

TABLE 30:  STRUCTURAL INTEREST RATE SENSITIVITY MEASURES

(millions of Canadian dollars)									As at
	January 31, 2021						October 31, 2020		January 31, 2020
	EVE Sensitivity			NII[1] Sensitivity			EVE Sensitivity	NII Sensitivity	EVE Sensitivity	NII Sensitivity
	Canada	U.S.	Total	Canada	U.S.	Total	Total	Total	Total	Total
Before-tax impact of
100 bps increase in rates	$12	$(1,637)	$(1,625)	$1,174	$1,125	$2,299	$(1,876)	$1,926	$(2,021)	$909

100 bps decrease in rates	(259)	402	143	(529)	(405)	(934)	277	(872)	803	(1,282)

[1]	Represents the twelve-month net interest income (NII) exposure to an immediate and sustained shock in rates.

As at January 31, 2021, an immediate and sustained 100 bps increase in interest rates would have had a negative impact to the Bank’s EVE of $1,625 million, a decrease of $251 million from last quarter, and a positive impact to the Bank’s NII of $2,299 million, an increase of $373 million from last quarter. An immediate and sustained 100 bps decrease in interest rates would have had a positive impact to the Bank’s EVE of $143 million, a decrease of $134 million from last quarter, and a negative impact to the Bank’s NII of $934 million, an increase of $62 million from last quarter. The quarter-over-quarter decrease in up shock EVE was primarily driven by decreased sensitivity from U.S. mortgage prepayment optionality. The quarter-over-quarter increase in down shock NIIS was primarily due to growth in deposit balances.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 34

Liquidity Risk

Liquidity risk is the risk of having insufficient cash or collateral to meet financial obligations and an inability to, in a timely manner, raise funding or monetize assets at a non-distressed price. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support, or the need to pledge additional collateral.

TD’S LIQUIDITY RISK APPETITE

The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a 90-day survival horizon under a combined bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by the OSFI LAR guidelines. Under the LAR guidelines, Canadian banks are required to maintain a Liquidity Coverage Ratio (LCR) at the minimum of 100% other than during periods of financial stress and to maintain a Net Stable Funding Ratio (NSFR) at the minimum of 100%. The Bank’s funding program emphasizes maximizing deposits as a core source of funding, and having ready access to wholesale funding markets across diversified terms, funding types, and currencies that is designed to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a comprehensive contingency funding plan to enhance preparedness for recovery from potential liquidity stress events. The Bank’s strategies and actions comprise an integrated liquidity risk management program that is designed to ensure low exposure to liquidity risk and compliance with regulatory requirements.

LIQUIDITY RISK MANAGEMENT RESPONSIBILITY

The Bank’s ALCO oversees the Bank’s liquidity risk management program. It ensures there are effective management structures and practices in place to properly measure and manage liquidity risk. The Global Liquidity & Funding Committee, a subcommittee of the ALCO comprised of senior management from Treasury and Balance Sheet Management (TBSM), Risk Management and Wholesale Banking, identifies and monitors the Bank’s liquidity risks. The management of liquidity risk is the responsibility of the Head of TBSM, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee of the Board regularly reviews the Bank’s liquidity position and approves the Bank’s Liquidity Risk Management Framework bi-annually and the related policies annually.

The Bank has established TDGUS as TD’s U.S. IHC, as well as a Combined U.S. Operations (CUSO) reporting unit that consists of the IHC and TD’s U.S. branch and agency network. Both TDGUS and CUSO are managed to the U.S. Enhanced Prudential Standards liquidity requirements in addition to the Bank’s liquidity management framework.

The Bank’s liquidity risk appetite and liquidity risk management approach have not substantially changed from that described in the Bank’s 2020 Annual Report. For a complete discussion of liquidity risk, refer to the “Liquidity Risk” section in the Bank’s 2020 Annual Report.

Liquid assets

The unencumbered liquid assets the Bank holds to meet its liquidity requirements must be high-quality securities that the Bank believes can be monetized quickly in stress conditions with minimum loss in market value. The liquidity value of unencumbered liquid assets considers estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects any reduction in market value of its liquid asset portfolio to be modest given the underlying high credit quality and demonstrated liquidity.

Assets held by the Bank to meet liquidity requirements are summarized in the following tables. The tables do not include assets held within the Bank’s insurance businesses due to investment restrictions.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 35

TABLE 31:  SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY1,2

(millions of Canadian dollars, except as noted)						As at
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of total	Encumbered liquid assets	Unencumbered liquid assets
		January 31, 2021
Cash and central bank reserves	$104,154	$–	$104,154	12%	$2,250	$101,904
Canadian government obligations	32,259	81,788	114,047	13	77,941	36,106
National Housing Act Mortgage-Backed Securities (NHA MBS)	27,431	13	27,444	3	2,309	25,135
Provincial government obligations	20,423	24,555	44,978	5	32,389	12,589
Corporate issuer obligations	8,874	3,085	11,959	1	2,551	9,408
Equities	12,799	3,272	16,071	1	9,949	6,122

Other marketable securities and/or loans	4,514	351	4,865	1	2,316	2,549
Total Canadian dollar-denominated	210,454	113,064	323,518	36	129,705	193,813
Cash and central bank reserves	109,869	–	109,869	12	24	109,845
U.S. government obligations	57,623	52,352	109,975	12	56,102	53,873
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	72,231	6,005	78,236	9	18,007	60,229
Other sovereign obligations	60,604	54,957	115,561	13	52,763	62,798
Corporate issuer obligations	72,124	2,697	74,821	8	8,949	65,872
Equities	46,038	37,652	83,690	9	33,903	49,787

Other marketable securities and/or loans	7,597	39	7,636	1	293	7,343
Total non-Canadian dollar-denominated	426,086	153,702	579,788	64	170,041	409,747
Total	$636,540	$266,766	$903,306	100%	$299,746	$603,560

		October 31, 2020
Cash and central bank reserves	$94,640	$–	$94,640	11%	$1,689	$92,951
Canadian government obligations	39,008	83,258	122,266	14	80,934	41,332
NHA MBS	30,763	23	30,786	3	2,294	28,492
Provincial government obligations	18,862	24,141	43,003	5	32,812	10,191
Corporate issuer obligations	11,310	2,841	14,151	1	2,331	11,820
Equities	13,146	2,618	15,764	2	8,248	7,516

Other marketable securities and/or loans	4,137	300	4,437	1	2,178	2,259
Total Canadian dollar-denominated	211,866	113,181	325,047	37	130,486	194,561
Cash and central bank reserves	68,783	–	68,783	8	51	68,732
U.S. government obligations	82,701	53,755	136,456	15	53,585	82,871
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	74,131	9,566	83,697	9	21,495	62,202
Other sovereign obligations	56,533	55,432	111,965	13	49,546	62,419
Corporate issuer obligations	77,319	2,108	79,427	9	8,297	71,130
Equities	29,758	38,684	68,442	8	36,716	31,726

Other marketable securities and/or loans	7,457	17	7,474	1	225	7,249
Total non-Canadian dollar-denominated	396,682	159,562	556,244	63	169,915	386,329
Total	$608,548	$272,743	$881,291	100%	$300,401	$580,890

[1]	Positions stated include gross asset values pertaining to securities financing transactions.
[2]	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

Unencumbered liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table.

TABLE 32:  SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)		As at
	January 31 2021	October 31 2020
The Toronto-Dominion Bank (Parent)	$234,859	$230,369
Bank subsidiaries	347,640	334,308

Foreign branches	21,061	16,213
Total	$603,560	$580,890

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 36

The Bank’s monthly average liquid assets (excluding those held in insurance subsidiaries) for the quarters ended January 31, 2021 and October 31, 2020, are summarized in the following table.

TABLE 33:  SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY1,2

(millions of Canadian dollars, except as noted)	Average for the three months ended
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of Total	Encumbered liquid assets	Unencumbered liquid assets
	January 31, 2021
Cash and central bank reserves	$99,388	$–	$99,388	11%	$1,731	$97,657
Canadian government obligations	34,020	82,652	116,672	13	78,657	38,015
NHA MBS	28,370	12	28,382	3	2,293	26,089
Provincial government obligations	19,836	24,661	44,497	5	33,046	11,451
Corporate issuer obligations	10,399	2,998	13,397	1	2,373	11,024
Equities	14,174	3,423	17,597	2	10,036	7,561

Other marketable securities and/or loans	4,334	338	4,672	1	2,266	2,406
Total Canadian dollar-denominated	210,521	114,084	324,605	36	130,402	194,203
Cash and central bank reserves	95,107	–	95,107	11	25	95,082
U.S. government obligations	64,728	55,244	119,972	13	54,157	65,815
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	72,630	8,179	80,809	9	20,543	60,266
Other sovereign obligations	57,161	55,088	112,249	12	49,746	62,503
Corporate issuer obligations	74,013	2,685	76,698	9	9,099	67,599
Equities	45,044	38,638	83,682	9	36,143	47,539

Other marketable securities and/or loans	6,903	121	7,024	1	374	6,650
Total non-Canadian dollar-denominated	415,586	159,955	575,541	64	170,087	405,454
Total	$626,107	$274,039	$900,146	100%	$300,489	$599,657

	October 31, 2020
Cash and central bank reserves	$103,746	$–	$103,746	12%	$1,972	$101,774
Canadian government obligations	36,389	76,969	113,358	13	76,706	36,652
NHA MBS	32,302	17	32,319	4	1,910	30,409
Provincial government obligations	18,437	23,507	41,944	5	32,612	9,332
Corporate issuer obligations	11,010	2,913	13,923	2	2,145	11,778
Equities	12,953	3,273	16,226	2	8,946	7,280

Other marketable securities and/or loans	4,061	308	4,369	1	1,941	2,428
Total Canadian dollar-denominated	218,898	106,987	325,885	37	126,232	199,653
Cash and central bank reserves	65,604	–	65,604	8	50	65,554
U.S. government obligations	85,166	53,805	138,971	16	53,821	85,150
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	72,126	8,951	81,077	9	20,165	60,912
Other sovereign obligations	55,518	52,638	108,156	12	49,196	58,960
Corporate issuer obligations	76,877	1,952	78,829	9	7,688	71,141
Equities	28,841	37,559	66,400	8	35,799	30,601

Other marketable securities and/or loans	7,102	21	7,123	1	156	6,967
Total non-Canadian dollar-denominated	391,234	154,926	546,160	63	166,875	379,285
Total	$610,132	$261,913	$872,045	100%	$293,107	$578,938

[1]	Positions stated include gross asset values pertaining to securities financing transactions.
[2]	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

Average unencumbered liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches are summarized in the following table.

TABLE 34:  SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)	Average for the three months ended
	January 31 2021	October 31 2020
The Toronto-Dominion Bank (Parent)	$231,504	$234,863
Bank subsidiaries	341,276	326,449

Foreign branches	26,877	17,626
Total	$599,657	$578,938

ASSET ENCUMBRANCE

In the course of the Bank’s day-to-day operations, assets are pledged to obtain funding, support trading and brokerage businesses, and participate in clearing and/or settlement systems. A summary of encumbered and unencumbered assets (excluding assets held in insurance subsidiaries) is presented in the following table to identify assets that are used or available for potential funding needs.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 37

TABLE 35:  ENCUMBERED AND UNENCUMBERED ASSETS1

(millions of Canadian dollars)							As at
	Total Assets			Encumbered[2]		Unencumbered
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions[3]	Total Assets	Pledged as Collateral[4]	Other[5]	Available as Collateral[6]	Other[7]
						January 31, 2021
Cash and due from banks	$6,250	$–	$6,250	$173	$–	$–	$6,077
Interest-bearing deposits with banks	217,106	–	217,106	10,786	84	204,239	1,997
Securities, trading loans, and other[8]	476,794	342,584	819,378	348,147	13,077	434,235	23,919
Derivatives	53,596	–	53,596	–	–	–	53,596
Securities purchased under reverse repurchase agreements[9]	156,176	(156,176)	–	–	–	–	–
Loans, net of allowance for loan losses[10]	705,996	(16,466)	689,530	47,680	57,394	77,281	507,175
Customers’ liabilities under acceptances	18,760	–	18,760	–	–	–	18,760

Other assets[11]	100,917	–	100,917	497	–	–	100,420

Total assets	$1,735,595	$169,942	$1,905,537	$407,283	$70,555	$715,755	$711,944

						October 31, 2020

Total assets	$1,715,865	$151,950	$1,867,815	$393,439	$74,188	$686,464	$713,724

[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
[2]

Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off-balance sheet, for the purpose of this disclosure, the on- and off-balance sheet holdings are encumbered in alignment with the business practice.

[3]	Assets received as collateral through off-balance transactions such as reverse repurchase agreements, securities borrowing, margin loans, and other client activity.
[4]

Represents assets that have been posted externally to support the Bank’s day-to-day operations, including securities financing transactions, clearing and payments, and derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.

[5]	Assets supporting TD’s long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
[6]

Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and DSAC that are available for collateral purposes however not regularly utilized in practice.

[7]

Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral or for pledging to central banks (for example, Canada Mortgage and Housing Corporation (CMHC) insured mortgages that can be securitized into NHA MBS).

[8]	Securities include trading loans, securities, non-trading financial assets at FVTPL and other financial assets designated at FVTPL, securities at FVOCI, and DSAC.
[9]

Assets reported in the “Bank-owned assets” column represent the value of the loans extended and not the value of the collateral received. The loan value from the reverse repurchase transactions is deducted from the “Securities received as collateral from securities financing and derivative transactions” column to avoid double-counting with the on-balance sheet assets.

[10]

The loan value from the margin loans/client activity is deducted from the “Securities received as collateral from securities financing and derivative transactions” column to avoid double-counting with the on-balance sheet assets.

[11]

Other assets include Investment in Schwab, goodwill, other intangibles, land, buildings, equipment, and other depreciable assets, deferred tax assets, amounts receivable from brokers, dealers, and clients, and other assets on the balance sheet not reported in the above categories.

LIQUIDITY STRESS TESTING AND CONTINGENCY FUNDING PLANS

In addition to the Severe Combined Stress Scenario, the Bank performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of TD-specific events and market-wide stress events designed to test the impact from risk factors material to the Bank’s risk profile. Liquidity assessments are also part of the Bank’s Enterprise-Wide Stress Testing program.

The Bank has liquidity contingency funding plans (CFP) in place at the overall Bank level and for subsidiaries operating in foreign jurisdictions (“Regional CFPs”). The Bank’s CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank’s overall liquidity risk management program. It outlines different contingency levels based on the severity and duration of the liquidity situation, and identifies recovery actions appropriate for each level. For each recovery action, it provides key operational steps required to execute the action. Regional CFPs identify recovery actions to address region-specific stress events. The actions and governance structure outlined in the Bank’s CFP are aligned with the Bank’s Crisis Management Recovery Plan.

The COVID-19 pandemic disrupted the financial markets and the Bank managed risks associated with this disruption in line with the framework of the CFP. The Bank continues to rely on deposits as a primary source of core stable funding and has accessed facilities offered by governments and central banks to augment available deposit and wholesale market funding in order to support the needs of households and businesses and the effective functioning of financial markets. As at the first quarter of fiscal 2021, the financial markets were no longer disrupted and the Bank continued to hold a significant amount of HQLA consistent with regulatory requirements and internal policies.

CREDIT RATINGS

Credit ratings impact TD’s borrowing costs and ability to raise funds. Rating downgrades could result in higher financing costs, increase requirements to pledge collateral, reduce access to capital markets, and could also affect the Bank’s ability to enter into derivative transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time, based on a number of factors including the Bank’s financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank’s control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 38

TABLE 36:  CREDIT RATINGS1

As at
January 31, 2021
	Moody’s	S&P	DBRS
Deposits/Counterparty[2]	Aa1	AA-	AA (high)
Legacy Senior Debt[3]	Aa1	AA-	AA (high)
Senior Debt[4]	Aa3	A	AA
Covered Bonds	Aaa	–	AAA
Subordinated Debt	A2	A	AA (low)
Subordinated Debt – NVCC	A2 (hyb)	A-	A
Preferred Shares – NVCC	Baa1 (hyb)	BBB	Pfd-2 (high)
Short-Term Debt (Deposits)	P-1	A-1+	R-1 (high)

Outlook	Stable	Stable	Stable

[1]

The above ratings are for The Toronto-Dominion Bank legal entity. Subsidiaries’ ratings are available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

[2]	Represents Moody’s Long-Term Deposits Ratings and Counterparty Risk Rating, S&P’s Issuer Credit Rating, and DBRS’ Long-Term Issuer Rating.
[3]

Includes (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization “bail-in” regime, including debt with an original term-to-maturity of less than 400 days and most structured notes.

[4]	Subject to conversion under the bank recapitalization “bail-in” regime.

The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The Bank holds liquid assets to ensure it is able to provide additional collateral required by trading counterparties in the event of a three-notch downgrade in the Bank’s legacy senior debt ratings. The following table presents the additional collateral that could have been contractually required to be posted to the derivative counterparties as of the reporting date in the event of one, two, and three-notch downgrades of the Bank’s credit ratings.

TABLE 37:  ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES1

(millions of Canadian dollars)	Average for the three months ended
	January 31 2021	October 31 2020
One-notch downgrade	$212	$215
Two-notch downgrade	240	252

Three-notch downgrade	1,015	1,076

[1]	The above collateral requirements are based on trading counterparty Credit Support Annex and the Bank’s credit rating across applicable rating agencies.

LIQUIDITY COVERAGE RATIO

The LCR is a Basel III metric calculated as the ratio of the stock of unencumbered HQLA over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event.

Other than during periods of financial stress, the Bank must maintain the LCR above 100% in accordance with the OSFI LAR requirement. The Bank’s LCR is calculated according to the scenario parameters in the OSFI LAR guideline, including prescribed HQLA eligibility criteria and haircuts, deposit run-off rates, and other outflow and inflow rates. HQLA held by the Bank that are eligible for the LCR calculation under the LAR are primarily central bank reserves, sovereign-issued or sovereign-guaranteed securities, and high-quality securities issued by non-financial entities.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 39

The following table summarizes the Bank’s average daily LCR as of the relevant dates.

TABLE 38: AVERAGE BASEL III LIQUIDITY COVERAGE RATIO1

(millions of Canadian dollars, except as noted)	Average for the three months ended
	January 31, 2021
	Total unweighted value (average)[2]		Total weighted value (average)[3]

High-quality liquid assets
Total high-quality liquid assets	$ n/a	[4]	$361,822

Cash outflows
Retail deposits and deposits from small business customers, of which:	$643,333		$82,878
Stable deposits[5]	236,891		7,107
Less stable deposits	406,442		75,771
Unsecured wholesale funding, of which:	321,171		154,458
Operational deposits (all counterparties) and deposits in networks of cooperative banks[6]	139,460		33,541
Non-operational deposits (all counterparties)	140,995		80,201
Unsecured debt	40,716		40,716
Secured wholesale funding	n/a		19,081
Additional requirements, of which:	268,782		75,657
Outflows related to derivative exposures and other collateral requirements	54,424		28,540
Outflows related to loss of funding on debt products	7,174		7,174
Credit and liquidity facilities	207,184		39,943
Other contractual funding obligations	13,282		8,106

Other contingent funding obligations[7]	601,117		9,710
Total cash outflows	$ n/a		$349,890

Cash inflows
Secured lending	$213,189		$25,871
Inflows from fully performing exposures	12,532		6,369

Other cash inflows	56,676		56,676
Total cash inflows	$282,397		$88,916

	Average for the three months ended
	January 31, 2021		October 31, 2020
	Total adjusted value		Total adjusted value
Total high-quality liquid assets[8]	$361,822		$343,498
Total net cash outflows[9]	260,974		237,316
Liquidity coverage ratio	139%		145%

[1]	The LCR for the quarter ended January 31, 2021, is calculated as an average of the 61 daily data points in the quarter.
[2]	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
[3]	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guideline.
[4]	Not applicable.
[5]

As defined by the OSFI LAR guideline, stable deposits from retail and small- and medium-sized enterprise (SME) customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawal highly unlikely.

[6]

Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

[7]

Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. With respect to outstanding debt securities with remaining maturity greater than 30 days, TD has no contractual obligation to buy back these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.

[8]	Adjusted Total HQLA includes both asset haircuts and applicable caps, as prescribed by the OSFI LAR guideline (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
[9]	Adjusted Total Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR guideline (inflows are capped at 75% of outflows).

The Bank’s average LCR of 139% for quarter ended January 31, 2021 continues to meet the regulatory requirements.

The Bank holds a variety of liquid assets commensurate with liquidity needs in the organization. Many of these assets qualify as HQLA under the OSFI LAR guideline. The average HQLA of the Bank for the quarter ended January 31, 2021 was $362 billion (October 31, 2020 – $343 billion), with Level 1 assets representing 86% (October 31, 2020 – 88%). The Bank’s reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR guideline, to reflect liquidity transfer considerations between U.S. Retail and its affiliates in the Bank as a result of the U.S. Federal Reserve Board’s regulations. By excluding excess HQLA, the
U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.

As described in the “How TD Manages Liquidity Risk” section of the Bank’s 2020 Annual Report, the Bank manages its HQLA and other liquidity buffers to the higher of TD’s 90-day surplus requirement and the target buffers over regulatory requirements from the LCR, NSFR, and the Net Cumulative Cash Flow metrics. As a result, the total stock of HQLA is subject to ongoing rebalancing against the projected liquidity requirements.

NET STABLE FUNDING RATIO

The Net Stable Funding Ratio (NSFR) is a Basel III metric calculated as the ratio of total available stable funding over total required stable funding (RSF). The Bank must maintain an NSFR ratio equal to or above 100% in accordance with the OSFI LAR requirement. The Bank’s available stable funding (ASF) comprises the Bank’s liability and capital instruments (including but not limited to deposits and wholesale funding). The Bank’s RSF comprises the Bank’s assets and off-balance sheet activities and is a function of the liquidity characteristics and maturity profile of these assets.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 40

TABLE 39:  NET STABLE FUNDING RATIO

(millions of Canadian dollars, except as noted)		As at
		January 31, 2021
		Unweighted value by residential maturity
	No maturity[1]		Less than 6 months		6 months to less than 1 year		More than 1 year		Weighted value[2]
		Available Stable Funding Item
Capital		$93,140	$	n/a	$	n/a		$11,114	$104,254
Regulatory capital		93,140		n/a		n/a		11,114	104,254
Other capital instruments		n/a		n/a		n/a		–	–
Retail deposits and deposits from small business customers:		557,271		31,259		11,705		17,541	570,251
Stable deposits[3]		244,407		10,725		5,713		9,661	257,464
Less stable deposits		312,864		20,534		5,992		7,880	312,787
Wholesale funding:		326,687		321,338		31,652		87,695	283,155
Operational deposits[4]		124,771		2,645		–		–	63,708
Other wholesale funding		201,916		318,693		31,652		87,695	219,447
Liabilities with matching interdependent assets[5]		–		1,213		1,286		22,299	–
Other liabilities:		53,786						63,213	1,950
NSFR derivative liabilities		n/a						–	n/a

All other liabilities and equity not included in the above categories		53,786		60,411		1,705		1,097	1,950
Total ASF									$959,610
		Required Stable Funding Item
Total NSFR high-quality liquid assets	$	n/a	$	n/a	$	n/a	$	n/a	$51,914
Deposits held at other financial institutions for operational purposes		2		–		–		–	1
Performing loans and securities		85,102		195,691		73,353		540,251	583,776
Performing loans to financial institutions secured by Level 1 HQLA		–		74,823		8,248		–	10,685
Performing loans to financial institutions secured by non-Level 1
HQLA and unsecured performing loans to financial institutions		–		33,612		2,526		3,023	8,086
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:		30,378		44,124		28,395		241,812	271,061
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk		n/a		27,686		15,969		163	22,016
Performing residential mortgages, of which:		31,599		33,765		30,594		232,048	213,401
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk[6]		31,599		33,765		30,594		232,048	213,401
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities		23,125		9,367		3,590		63,368	80,543
Assets with matching interdependent liabilities[5]		–		1,650		2,094		21,054	–
Other assets:		64,161						93,950	83,242
Physical traded commodities, including gold		15,827		n/a		n/a		n/a	13,680
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		n/a						8,838	7,512
NSFR derivative assets		n/a						3,636	3,636
NSFR derivative liabilities before deduction of variation margin posted		n/a						16,239	812
All other assets not included in the above categories		48,334		58,500		1,420		5,317	57,602

Off-balance sheet items		n/a						631,405	27,894
Total RSF									$746,827
Net Stable Funding Ratio									128%

[1]

Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity deposits, short positions, open maturity positions, non-HQLA equities, and physical traded commodities.

[2]	Weighted values are calculated after the application of respective NSFR weights, as prescribed by the OSFI LAR guideline.
[3]

As defined by the OSFI LAR guideline, stable deposits from retail and small- and medium-sized enterprise (SME) customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawals highly unlikely.

[4]

Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

[5]

Interdependent asset and liability items are deemed by OSFI to be interdependent and have RSF and ASF risk factors adjusted to zero. Interdependent liabilities cannot fall due while asset is still on balance sheet, cannot be used to fund any other assets and principal payments from the asset cannot be used for anything other than repaying the liability. As such, the only interdependent assets and liabilities that qualify for this treatment at the Bank are the liabilities arising from the Canada Mortgage Bonds (CMB) Program and their corresponding encumbered assets.

[6]	Includes Residential Mortgages and Home Equity Lines of Credit.

The Bank’s NSFR for the quarter ended January 31, 2021 is at 128% and has met the regulatory requirements.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 41

FUNDING

The Bank has access to a variety of unsecured and secured funding sources. The Bank’s funding activities are conducted in accordance with the liquidity management policy that requires assets be funded to the appropriate term and to a prudent diversification profile.

The Bank’s primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, wealth, and Schwab sweep deposits (collectively, “P&C deposits”) that make up over 70% of total funding.

As a result of the economic impact of COVID-19, the Bank of Canada took a number of actions to help Canadians bridge this difficult period by making credit affordable and available. The Bank of Canada set up or expanded numerous programs which involve acquiring financial assets and lending to financial institutions to support the proper functioning of the financial system and the ability of financial institutions to continue lending. The Bank has used certain of these programs including the Term Repo operations, the Standing Term Liquidity Facility, the Bankers’ Acceptance Purchase Facility, and the Commercial Paper Purchase Facility.

CMHC launched a revised Insured Mortgage Purchase Program (IMPP) as part of Canada’s COVID-19 Economic Response Plan. Under the IMPP, CMHC purchases insured mortgage pools to provide stable funding to banks and mortgage lenders to ensure continued lending to Canadians. The Bank used the IMPP during the second quarter of fiscal 2020 and has not participated in subsequent purchase operations.

Globally, central banks and governments have made available similar asset purchase and lending programs to support market liquidity. Where appropriate, the Bank has accessed certain of these programs.

TABLE 40:  SUMMARY OF DEPOSIT FUNDING

(millions of Canadian dollars)		As at
	January 31 2021	October 31 2020
P&C deposits – Canadian Retail	$486,590	$471,543
P&C deposits – U.S. Retail	475,738	477,738
Total	$962,328	$949,281

WHOLESALE FUNDING

The Bank actively maintains various registered external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank also raises term funding through Senior Notes, NHA MBS, Canada Mortgage Bonds, and notes backed by credit card receivables (Evergreen Credit Card Trust). The Bank’s wholesale funding is diversified by geography, by currency, and by funding types. The Bank raises short-term (1 year and less) funding using certificates of deposit and commercial paper.

The following table summarizes the registered term funding programs by geography, with the related program size.

Canada	United States	Europe
Capital Securities Program ($15 billion) Canadian Senior Medium-Term Linked Notes Program ($4 billion) HELOC ABS Program (Genesis Trust II) ($7 billion)	U.S. SEC (F-3) Registered Capital and Debt Program (US$45 billion)	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($80 billion) UKLA Registered European Medium-Term Note Program (US$20 billion)

The Bank regularly evaluates opportunities to diversify its funding into new markets and to new investors in order to manage funding risk and cost. The following table presents a breakdown of the Bank’s term debt by currency and funding type. Term funding as at January 31, 2021 was $116.2 billion (October 31, 2020 – $121.1 billion).

Other than the IMPP, the funding provided by various central bank and other government programs is not reflected in Table 41: Long-Term Funding or Table 42: Wholesale Funding because funding provided as of the relevant dates is provided by way of asset purchase transactions and repurchase transactions.

TABLE 41:  LONG-TERM FUNDING

		As at
Long-term funding by currency	January 31 2021	October 31 2020
Canadian dollar	34%	32%
U.S. dollar	38	40
Euro	20	20
British pound	5	4
Other	3	4
Total	100%	100%
Long-term funding by type
Senior unsecured medium-term notes	52%	50%
Covered bonds	33	33
Mortgage securitization[1]	13	13
Term asset-backed securities	2	4
Total	100%	100%

[1]	Mortgage securitization excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits in respect of short-term wholesale deposits so that it is not overly reliant on individual depositors for funding. The Bank further limits short-term wholesale funding maturity concentration in an effort to mitigate refinancing risk during a stress event.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 42

The following table represents the remaining maturity of various sources of funding outstanding as at January 31, 2021 and October 31, 2020.

TABLE 42:  WHOLESALE FUNDING

(millions of Canadian dollars)	As at

								January 31 2021	October 31 2020
	Less than 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	Up to 1 year	Over 1 to 2 years	Over 2 years	Total	Total
Deposits from banks[1]	$7,120	$4,706	$502	$311	$12,639	$–	$125	$12,764	$18,013
Bearer deposit note	462	44	33	2	541	–	–	541	1,595
Certificates of deposit	9,853	14,678	15,230	9,971	49,732	–	–	49,732	41,923
Commercial paper	21,335	18,958	10,862	1,542	52,697	–	–	52,697	48,367
Covered bonds	–	2,811	5,268	6,762	14,841	8,673	15,188	38,702	40,537
Mortgage securitization	–	471	1,068	1,743	3,282	4,954	20,599	28,835	29,486
Legacy senior unsecured medium-term notes[2]	–	7,613	4,597	3,201	15,411	2,975	11,515	29,901	35,925
Senior unsecured medium-term notes[3]	–	1,598	–	–	1,598	5,426	23,039	30,063	25,006
Subordinated notes and debentures[4]	–	–	–	–	–	–	11,383	11,383	11,477
Term asset-backed securitization	–	767	–	683	1,450	547	639	2,636	4,171
Other[5]	11,773	2,589	215	280	14,857	1,510	1,621	17,988	13,912
Total	$50,543	$54,235	$37,775	$24,495	$167,048	$24,085	$84,109	$275,242	$270,412

Of which:
Secured	$–	$4,049	$6,336	$9,188	$19,573	$14,176	$36,433	$70,182	$74,203
Unsecured	50,543	50,186	31,439	15,307	147,475	9,909	47,676	205,060	196,209
Total	$50,543	$54,235	$37,775	$24,495	$167,048	$24,085	$84,109	$275,242	$270,412

[1]	Includes fixed-term deposits with banks.
[2]

Includes a) senior debt issued prior to September 23, 2018; and b) senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization “bail-in” regime, including debt with an original term-to-maturity of less than 400 days.

[3]

Comprised of senior debt subject to conversion under the bank recapitalization “bail-in” regime. Excludes $2.5 billion of structured notes subject to conversion under the “bail-in” regime (October 31, 2020 – $2.6 billion).

[4]	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
[5]	Includes fixed-term deposits from non-bank institutions (unsecured) of $18 billion (October 31, 2020 – $13.9 billion).

Excluding the Wholesale Banking mortgage aggregation business, the Bank’s total mortgage-backed securities issuance for the three months ended January 31, 2021, was $0.5 billion (three months ended January 31, 2020 – $0.5 billion). Other asset-backed securities issuance for the three months ended January 31, 2021, was nil (three months ended January 31, 2020 – nil). The Bank also issued $5.6 billion of unsecured medium-term notes for the three months ended January 31, 2021 (three months ended January 31, 2020 – $1.3 billion). The total covered bonds issuance for the three months ended January 31, 2021, was nil (three months ended January 31, 2020 – nil).

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING

In March 2020, OSFI issued a letter announcing a comprehensive suite of adjustments to existing capital and liquidity requirements in response to the situation with COVID-19. As it relates to liquidity and funding, the letter’s key measures included:

•	Encouraging institutions to use their liquidity buffers as appropriate to support further lending;
•	Temporarily increasing the covered bond limit to facilitate increased pledging of covered bonds as collateral to the Bank of Canada;
•	Confirming LCR treatment for secured funding transactions with the Bank of Canada and use of the Bank of Canada’s Bankers’ Acceptance Purchase Facility; and
•	Providing guidance with respect to the NSFR treatment for assets encumbered as part of central bank liquidity operations during stress periods.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-BALANCE SHEET COMMITMENTS

The following table summarizes on-balance sheet and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating capital lease commitments, certain purchase obligations, and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should such instruments be fully drawn or utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of expected future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict the degree of the Bank’s maturity transformation or the Bank’s exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable non-maturity deposits (chequing and savings accounts) and term deposits as the primary source of long-term funding for the Bank’s non-trading assets including personal and business term loans and the stable balance of revolving lines of credit. The Bank issues long-term funding based primarily on the projected net growth of non-trading assets and raises short term funding primarily to finance trading assets. The liquidity of trading assets under stressed market conditions is considered when determining the appropriate term of the funding.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 43

TABLE 43:  REMAINING CONTRACTUAL MATURITY

(millions of Canadian dollars)	As at

	January 31, 2021
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$6,242	$8	$–	$–	$–	$–	$–	$–	$–	$6,250
Interest-bearing deposits with banks	213,332	766	84	–	–	–	–	–	2,924	217,106
Trading loans, securities, and other[1]	1,310	4,858	5,315	2,604	5,160	12,527	27,017	24,468	73,092	156,351
Non-trading financial assets at fair value through profit or loss	65	531	1,990	100	223	1,200	1,563	1,182	836	7,690
Derivatives	5,810	6,709	4,282	3,098	2,473	6,596	10,889	13,739	–	53,596
Financial assets designated at fair value through profit or loss	103	816	279	138	188	472	1,628	633	–	4,257
Financial assets at fair value through other comprehensive income	1,087	7,156	6,926	4,698	8,534	16,873	22,674	26,600	3,742	98,290
Debt securities at amortized cost, net of allowance for credit losses	10,992	9,728	7,711	5,361	3,646	13,846	61,947	96,977	(2)	210,206
Securities purchased under reverse repurchase agreements[2]	90,430	36,692	18,114	5,696	4,667	99	402	76	–	156,176
Loans
Residential mortgages	1,450	4,034	6,436	9,493	7,104	36,514	147,913	40,924	–	253,868
Consumer instalment and other personal	844	1,886	3,272	3,552	2,946	13,991	72,911	27,212	58,336	184,950
Credit card	–	–	–	–	–	–	–	–	30,740	30,740

Business and government	23,356	5,721	10,974	9,112	6,679	34,344	66,862	64,162	23,160	244,370

Total loans	25,650	11,641	20,682	22,157	16,729	84,849	287,686	132,298	112,236	713,928

Allowance for loan losses	–	–	–	–	–	–	–	–	(7,932)	(7,932)

Loans, net of allowance for loan losses	25,650	11,641	20,682	22,157	16,729	84,849	287,686	132,298	104,304	705,996
Customers’ liability under acceptances	16,633	2,023	104	–	–	–	–	–	–	18,760
Investment in Schwab	–	–	–	–	–	–	–	–	11,740	11,740
Goodwill[3]	–	–	–	–	–	–	–	–	16,540	16,540
Other intangibles[3]	–	–	–	–	–	–	–	–	1,999	1,999
Land, buildings, equipment, and other depreciable assets[3]	–	3	3	3	1	27	320	4,184	5,199	9,740
Deferred tax assets	–	–	–	–	–	–	–	–	2,229	2,229
Amounts receivable from brokers, dealers, and clients	41,251	–	–	–	–	–	–	–	–	41,251

Other assets	4,294	2,647	413	193	200	73	108	74	9,416	17,418
Total assets	$417,199	$83,578	$65,903	$44,048	$41,821	$136,562	$414,234	$300,231	$232,019	$1,735,595

Liabilities
Trading deposits	$11,943	$15,017	$5,851	$1,542	$4,618	$3,398	$3,552	$1,233	$–	$47,154
Derivatives	6,911	6,652	3,701	3,082	2,513	6,238	11,932	15,698	–	56,727
Securitization liabilities at fair value	–	243	650	344	654	3,055	6,299	2,374	–	13,619
Financial liabilities designated at fair value through profit or loss	8,010	17,566	17,271	5,454	773	–	4	9	–	49,087
Deposits[4,5]
Personal	6,201	8,930	10,433	7,108	6,990	9,909	7,374	27	578,261	635,233
Banks	7,459	1,814	514	28	27	2	3	4	13,143	22,994

Business and government	36,160	26,300	17,096	7,182	6,407	17,658	49,522	3,349	317,295	480,969

Total deposits	49,820	37,044	28,043	14,318	13,424	27,569	56,899	3,380	908,699	1,139,196
Acceptances	16,633	2,023	104	–	–	–	–	–	–	18,760
Obligations related to securities sold short[1]	3,151	1,020	1,398	371	339	5,309	14,209	14,716	1,255	41,768
Obligations related to securities sold under repurchase agreements[2]	128,366	32,421	4,751	5,066	640	4,424	4	–	–	175,672
Securitization liabilities at amortized cost	–	228	419	404	340	1,899	8,909	3,017	–	15,216
Amounts payable to brokers, dealers, and clients	37,105	–	–	–	–	–	–	–	–	37,105
Insurance-related liabilities	340	374	367	294	296	984	1,710	968	2,271	7,604
Other liabilities	7,971	2,388	499	891	1,021	910	1,659	5,263	6,277	26,879

Subordinated notes and debentures	–	–	–	–	–	–	200	11,183	–	11,383

Equity	–	–	–	–	–	–	–	–	95,425	95,425
Total liabilities and equity	$270,250	$114,976	$63,054	$31,766	$24,618	$53,786	$105,377	$57,841	$1,013,927	$1,735,595
Off-balance sheet commitments
Credit and liquidity commitments[6,7]	$17,016	$27,605	$29,400	$14,023	$19,403	$42,212	$103,818	$4,180	$1,256	$258,913
Other commitments[8]	52	119	197	171	232	619	825	523	–	2,738

Unconsolidated structured entity commitments	–	689	480	1,812	207	–	–	–	–	3,188
Total off-balance sheet commitments	$17,068	$28,413	$30,077	$16,006	$19,842	$42,831	$104,643	$4,703	$1,256	$264,839

[1]	Amount has been recorded according to the remaining contractual maturity of the underlying security.
[2]	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
[3]	Certain non-financial assets have been recorded as having ‘no specific maturity’.
[4]	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
[5]

Includes $39 billion of covered bonds with remaining contractual maturities of $3 billion in ‘over 1 months to 3 months’, $5 billion in ‘over 3 months to 6 months’, $4 billion in ‘over 6 months to 9 months’, $3 billion in ‘over 9 months to 1 year’, $9 billion in ‘over 1 to 2 years’, $13 billion in ‘over 2 to 5 years’, and $2 billion in ‘over 5 years’.

[6]	Includes $295 million in commitments to extend credit to private equity investments.
[7]	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
[8]	Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 44

TABLE 43: REMAINING CONTRACTUAL MATURITY (continued)

(millions of Canadian dollars)	As at
	October 31, 2020

	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$6,437	$8	$–	$–	$–	$–	$–	$–	$–	$6,445
Interest-bearing deposits with banks	161,326	656	–	–	–	–	–	–	2,167	164,149
Trading loans, securities, and other[1]	4,363	6,920	7,866	6,913	3,867	9,732	23,624	27,554	57,479	148,318
Non-trading financial assets at fair value through profit or loss	80	–	600	2,271	69	1,430	1,425	1,879	794	8,548
Derivatives	5,299	7,167	4,554	2,810	2,525	6,314	10,004	15,569	–	54,242
Financial assets designated at fair value through profit or loss	820	183	631	234	107	930	1,253	581	–	4,739
Financial assets at fair value through other comprehensive income	2,501	2,799	8,490	6,101	4,886	25,305	23,667	26,957	2,579	103,285
Debt securities at amortized cost, net of allowance for credit losses	6,444	23,449	16,052	5,855	5,498	12,386	62,145	95,852	(2)	227,679
Securities purchased under reverse repurchase agreements[2]	98,721	30,246	23,879	11,776	4,204	29	307	–	–	169,162
Loans
Residential mortgages	472	2,845	7,286	9,994	10,481	38,182	138,912	44,047	–	252,219
Consumer instalment and other personal	706	1,423	3,437	3,941	3,893	14,594	68,961	28,038	60,467	185,460
Credit card	–	–	–	–	–	–	–	–	32,334	32,334

Business and government	27,193	4,938	8,973	11,653	8,672	35,439	70,478	65,144	23,309	255,799

Total loans	28,371	9,206	19,696	25,588	23,046	88,215	278,351	137,229	116,110	725,812

Allowance for loan losses	–	–	–	–	–	–	–	–	(8,289)	(8,289)

Loans, net of allowance for loan losses	28,371	9,206	19,696	25,588	23,046	88,215	278,351	137,229	107,821	717,523
Customers’ liability under acceptances	12,699	2,036	204	2	–	–	–	–	–	14,941
Investment in Schwab	–	–	–	–	–	–	–	–	12,174	12,174
Goodwill[3]	–	–	–	–	–	–	–	–	17,148	17,148
Other intangibles[3]	–	–	–	–	–	–	–	–	2,125	2,125
Land, buildings, equipment, and other depreciable assets[3,4]	–	1	6	91	9	29	299	4,384	5,317	10,136
Deferred tax assets	–	–	–	–	–	–	–	–	2,444	2,444
Amounts receivable from brokers, dealers, and clients	33,951	–	–	–	–	–	–	–	–	33,951

Other assets	3,521	1,060	643	2,783	470	150	125	171	9,933	18,856
Total assets	$364,533	$83,731	$82,621	$64,424	$44,681	$144,520	$401,200	$310,176	$219,979	$1,715,865

Liabilities
Trading deposits	$1,802	$2,429	$2,065	$3,057	$1,639	$3,510	$3,455	$1,220	$–	$19,177
Derivatives	4,718	6,783	3,997	1,917	2,012	5,438	11,084	17,254	–	53,203
Securitization liabilities at fair value	–	608	243	652	345	2,495	6,706	2,669	–	13,718
Financial liabilities designated at fair value through profit or loss	18,654	7,290	12,563	15,892	5,251	–	4	11	–	59,665
Deposits[5,6]
Personal	6,240	8,996	9,139	9,550	7,288	10,095	7,923	37	565,932	625,200
Banks	12,870	1,592	313	56	28	–	4	5	14,101	28,969

Business and government	25,387	24,703	24,841	15,274	7,214	14,378	52,852	3,386	313,129	481,164

Total deposits	44,497	35,291	34,293	24,880	14,530	24,473	60,779	3,428	893,162	1,135,333
Acceptances	12,699	2,036	204	2	–	–	–	–	–	14,941
Obligations related to securities sold short[1]	698	1,095	993	823	707	4,888	9,789	14,986	1,020	34,999
Obligations related to securities sold under repurchase agreements[2]	122,433	23,944	30,879	1,791	4,952	4,873	4	–	–	188,876
Securitization liabilities at amortized cost	–	1,055	221	422	404	1,642	8,799	3,225	–	15,768
Amounts payable to brokers, dealers, and clients	35,143	–	–	–	–	–	–	–	–	35,143
Insurance-related liabilities	306	350	382	316	305	963	1,676	1,033	2,259	7,590

Other liabilities[4]	7,672	3,630	1,744	701	1,048	1,304	1,402	5,633	7,342	30,476

Subordinated notes and debentures	–	–	–	–	–	–	200	11,277	–	11,477

Equity	–	–	–	–	–	–	–	–	95,499	95,499
Total liabilities and equity	$248,622	$84,511	$87,584	$50,453	$31,193	$49,586	$103,898	$60,736	$999,282	$1,715,865
Off-balance sheet commitments
Credit and liquidity commitments[7,8]	$19,568	$23,526	$25,918	$20,089	$14,289	$43,760	$107,951	$4,343	$1,309	$260,753
Other commitments[9]	77	169	183	188	165	657	875	553	–	2,867

Unconsolidated structured entity commitments	903	342	1,367	227	408	–	–	–	–	3,247
Total off-balance sheet commitments	$20,548	$24,037	$27,468	$20,504	$14,862	$44,417	$108,826	$4,896	$1,309	$266,867

[1]	Amount has been recorded according to the remaining contractual maturity of the underlying security.
[2]	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
[3]	Certain non-financial assets have been recorded as having ‘no specific maturity’.
[4]

Upon adoption of Leases (IFRS16), right-of-use (ROU) assets recognized are included in ‘Land, buildings, equipment, and other depreciable assets’ and lease liabilities recognized are included in ‘Other liabilities’.

[5]	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
[6]

Includes $41 billion of covered bonds with remaining contractual maturities of $2 billion in ‘over 1 months to 3 months’, $3 billion in ‘over 3 months to 6 months’, $5 billion in ‘over 6 months to 9 months’, $4 billion in ‘over 9 months to 1 year’, $9 billion in ‘over 1 to 2 years’, $16 billion in ‘over 2 to 5 years’, and $2 billion in ‘over 5 years’.

[7]	Includes $290 million in commitments to extend credit to private equity investments.
[8]	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
[9]	Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 45

SECURITIZATION AND OFF-BALANCE SHEET ARRANGEMENTS

The Bank enters into securitization and off-balance sheet arrangements in the normal course of operations. The Bank is involved with structured entities (SEs) that it sponsors, as well as entities sponsored by third parties. Refer to “Securitization and Off-Balance Sheet Arrangements” section, Note 9: Transfers of Financial Assets and Note 10: Structured Entities of the Bank’s 2020 Annual Report and “Transfers of Financial Assets Qualifying for Derecognition” section of Note 6 of the Bank’s first quarter 2021 Interim Consolidated Financial Statements for further details. There have been no significant changes to the Bank’s securitization and off-balance sheet arrangements during the quarter ended January 31, 2021.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, business and government loans, credit cards, and personal loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated SEs and Canadian non-SE third parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through a consolidated SE. The Bank consolidates the SE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SE, and the Bank is exposed to the majority of the residual risks of the SE.

Credit Card Loans

The Bank securitizes credit card loans through an SE. The Bank consolidates the SE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SE, and the Bank is exposed to the majority of the residual risks of the SE.

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SEs and Canadian non-SE third parties. Business and government loans securitized by the Bank may be derecognized from the Bank’s balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no ECLs on the retained interests of the securitized business and government loans as the mortgages are all government insured.

Securitization of Third Party-Originated Assets

Significant Unconsolidated Special Purpose Entities

Multi-Seller Conduits

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements.

Third party-originated assets are securitized through Bank-sponsored SEs, which are not consolidated by the Bank. TD’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $10.6 billion as at January 31, 2021 (October 31, 2020 – $10.9 billion). In addition, as at January 31, 2021, the Bank had committed to provide $3.2 billion in liquidity facilities that can be used to support future asset-backed commercial paper in the purchase of deal-specific assets (October 31, 2020 – $3.2 billion).

All third-party assets securitized by the Bank’s unconsolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures.

Off-Balance Sheet Exposure to Third Party-Sponsored Conduits

The Bank has off-balance sheet exposure to third party-sponsored conduits arising from providing liquidity facilities and funding commitments of $3.4 billion as at
January 31, 2021 (October 31, 2020 – $4.0 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, equipment receivables and trade receivables. On-balance sheet exposure to third party-sponsored conduits have been included in the financial statements.

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s unaudited Interim Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank’s accounting policies under IFRS, refer to Note 2 of the Bank’s first quarter 2021 Interim Consolidated Financial Statements and 2020 Annual Consolidated Financial Statements. For details of the Bank’s significant accounting judgments, estimates, and assumptions under IFRS, refer to Note 3 of the Bank’s first quarter 2021 Interim Consolidated Financial Statements and Bank’s 2020 Annual Consolidated Financial Statements.

ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies are essential to understanding the results of its operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Interim Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner.

Impairment – Expected Credit Loss Model

The ECL model requires the application of estimates and judgment in the assessment of the current and forward-looking economic environment. As a result of COVID-19, there is a higher degree of uncertainty in determining reasonable and supportable forward-looking information used in assessing significant increase in credit risk and measuring ECLs. The Bank introduced relief programs in the second quarter of 2020 that allowed borrowers to temporarily defer payments of principal and/or interest on their loans and is supporting various government-assistance programs which reduce the Bank’s exposure to expected losses. Under these retail and non-retail programs and notwithstanding any other changes in credit risk, opting into a payment deferral program does not in and of itself trigger a significant increase in credit risk since initial recognition (which would result in stage migration) and does not result in additional days past due. Since the second quarter of 2020, macroeconomic variables for the downside scenario were based on plausible scenario analyses of COVID-19 impacts, given the lack of comparable historical data for a shock of this nature. Starting in the first quarter of 2021, the upside scenario was based on

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 46

plausible scenario analyses of a more rapid recovery from the COVID-19 shock. Refer to Note 6 of the Bank’s first quarter 2021 Interim Consolidated Financial Statements for additional details on the macroeconomic variables used in the forward-looking macroeconomic forecasts.

Management exercises expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date, by considering reasonable and supportable information that is not already included in the quantitative models. The current environment is subject to rapid change and to the extent that certain effects of COVID-19 are not fully incorporated into the model calculations, increased temporary quantitative and qualitative adjustments have been applied. This includes borrower credit scores, industry and geography specific COVID-19 impacts, payment support initiatives introduced by the Bank and governments, and the persistence of the economic shutdown, the effects of which are not yet fully reflected in the quantitative models. The Bank has performed certain additional qualitative portfolio and loan level assessments of significant increase in credit risk.

CURRENT CHANGES IN ACCOUNTING POLICY

The following new standards and changes in accounting policies have been adopted by the Bank on November 1, 2020.

IBOR Reform and its Effects on Financial Reporting

Various interest rates and other indices that are deemed to be “benchmarks”, including interbank offered rate (IBOR) benchmarks, have been, and continue to be, the subject of international regulatory guidance and proposals for reform. Following the announcement by the U.K. Financial Conduct Authority (FCA) in July 2017 that it would no longer compel banks to submit London Interbank Offered Rates (LIBORs) after December 2021, efforts to transition away from IBORs to alternative reference rates (ARRs) have been continuing in various jurisdictions. These developments, and the related uncertainty over the potential variance in the timing and manner of implementation in each jurisdiction, introduce risks that may have adverse consequences on the Bank, its clients, and the financial services industry. Other transition risks may arise because the new ARRs, unlike LIBOR, are overnight near risk-free rates which could result in different financial performance for legacy transactions, require different hedging strategies, or affect the Bank’s capital and liquidity planning and management. Additionally, any adverse impacts on the value of and return on existing instruments and contracts for the Bank’s clients may present an increased risk of litigation, regulatory intervention, and possible reputational damage.

To manage the transition to ARRs, the Bank has established an enterprise-wide, cross functional initiative with Board oversight and dedicated work streams to evaluate and address the key areas of impact on the Bank’s products, services, systems, documents, processes, models, funding and liquidity planning, risk management frameworks, and financial reporting with the intention of managing the impact through appropriate mitigating actions. The Bank is also actively participating in industry associations and incorporating best practice guidance from these working groups as well as regulatory bodies into the transition plan, such as incorporating appropriate fallback language in contracts, making available new products referencing ARRs, ceasing the issuance of IBOR based financial instruments, and preparing for overall operational readiness. The Bank’s registered swap dealer adhered to the ISDA IBOR Fallbacks Protocol on October 20, 2020, and four additional Bank entities adhered in January 2021, which will help support the transition of legacy derivative contracts.

The Bank is progressing on its transition plan and incorporating market developments as they arise. As noted above, LIBORs are expected to cease after
December 31, 2021. The Bank continues to monitor recent industry consultations initiated by ICE Benchmark Administration (IBA), the administrator of LIBOR, regarding the process and timing for the orderly wind-down of LIBOR, including the potential continuance of certain tenors of US LIBOR until June 30, 2023. The Bank has participated in the recently concluded IBA consultation, and continues to participate in other related market consultations to help support an orderly transition.

As a result of the decision taken by international regulators to transition from IBORs to ARRs, the IASB undertook standard setting activities related to the accounting issues of IBOR reform in two phases. On September 26, 2019, the IASB issued Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39 and IFRS 7 (Interest Rate Benchmark Reform Phase 1), for which the Bank adopted the applicable amendments in the fourth quarter of 2019. Refer to Notes 2 and 11 of the Bank’s 2020 Annual Consolidated Financial Statements for further details. On August 27, 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (Interest Rate Benchmark Reform Phase 2). The amendments are effective for annual periods beginning on or after January 1, 2021, with early adoption permitted. The Bank adopted these amendments on November 1, 2020 and no transition adjustment was required.

Interest Rate Benchmark Reform Phase 2 addresses issues affecting financial reporting when changes are made to contractual cash flows of financial instruments or hedging relationships as a result of IBOR reform. The amendments permit modification to financial assets, financial liabilities and lessee lease liabilities required as a direct consequence of IBOR reform made on an economically equivalent basis to be accounted for by updating the effective interest rate (EIR) prospectively. If the modification does not meet the practical expedient requirements, existing IFRS requirements are applied. Reliefs are also provided for an entity’s hedge accounting relationships in circumstances where changes to hedged items and hedging instruments arise as a result of IBOR reform. The amendments enable entities to amend the formal designation and documentation of a hedging relationship to reflect these changes without discontinuing the hedging relationship or designating a new hedging relationship. Permitted changes include redefining the hedged risk to reference an ARR (contractually or non-contractually specified), amending the description of the hedged item and hedging instrument to reflect the ARR, and amending the description of how the entity will assess hedge effectiveness. Hedging relationships within the scope of Interest Rate Benchmark Reform Phase 2 are the same as those within the scope of Interest Rate Benchmark Reform Phase 1. Interest Rate Benchmark Reform Phase 2 also amended IFRS 7, introducing expanded qualitative and quantitative disclosures about the risks arising from IBOR reform, how an entity is managing those risks, its progress in completing the transition to ARRs, and how it is managing the transition.

Hedging Relationships

Fair Value Hedges

The Bank’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate financial instruments due to movements in market interest rates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recognized in Net interest income on the Interim Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities, or group thereof that are attributable to the hedged risk. Any change in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in non-interest income.

The cumulative adjustment to the carrying amount of the hedged item (the basis adjustment) is amortized to the Interim Consolidated Statement of Income in Net interest income based on a recalculated EIR over the remaining expected life of the hedged item, with amortization beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk. Where the hedged item has been derecognized, the basis adjustment is immediately released to Net interest income or Non-interest income, as applicable, on the Interim Consolidated Statement of Income.

On November 1, 2020, the Bank changed its accounting policy on a retrospective basis for the presentation of fair value changes on hedging instruments designated in certain fair value hedge accounting relationships, reclassifying the portion excluded from the hedge accounting designation to net interest income from non-interest income. With the reclassification, changes in the fair value of the hedged item and related hedging instrument (excluding hedge ineffectiveness) are presented in the same lines on the Interim Consolidated Statement of Income. For the comparative three months ended January 31, 2020, the Bank reclassified a loss of $132 million from Non-interest income to Net interest income on the Interim Consolidated Statement of Income to conform with the presentation adopted in the current period.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 47

Business Combinations

In October 2018, the IASB issued a narrow-scope amendment to IFRS 3, Business Combinations (IFRS 3). The amendments provide additional guidance on the definition of a business which determines whether an acquisition is of a business or a group of assets. An acquirer recognizes goodwill only when acquiring a business, not when acquiring a group of assets. The Bank adopted these amendments on November 1, 2020 prospectively and they did not have a significant impact on the Bank.

Revised Conceptual Framework for Financial Reporting

In March 2018, the IASB issued the revised Conceptual Framework for Financial Reporting (Revised Conceptual Framework), which provides a set of concepts to assist the IASB in developing standards and to help preparers consistently apply accounting policies where specific accounting standards do not exist. The framework is not an accounting standard and does not override the requirements that exist in other IFRS standards. The Revised Conceptual Framework describes that financial information must be relevant and faithfully represented to be useful, provides revised definitions and recognition criteria for assets and liabilities, and confirms that different measurement bases are useful and permitted. The Bank adopted the Revised Conceptual Framework prospectively on November 1, 2020 and it did not have a significant impact on the Bank.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standard has been issued, but is not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of this standard on the Interim Consolidated Financial Statements and will adopt this standard when it becomes effective.

Insurance Contracts

The IASB issued IFRS 17, Insurance Contracts (IFRS 17) which replaces the guidance in IFRS 4, Insurance Contracts and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. Insurance contracts are aggregated into groups which are measured at the risk adjusted present value of cash flows in fulfilling the contracts. Revenue is recognized as insurance contract services are provided over the coverage period. Losses are recognized immediately if the contract group is expected to be onerous.

The standard is effective for annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023 for the Bank. OSFI’s related Advisory precludes early adoption. The standard will be applied retrospectively with restatement of comparatives unless impracticable.

The adoption of IFRS 17 is a significant initiative for the Bank supported by a robust governance structure. The Executive Steering Committee includes representation from the Insurance business, Finance, Actuaries, Risk, Technology, and project management teams. Updates are also provided to the TD Insurance Board, Risk Committee, and Audit Committee. The Bank is currently assessing the financial statement impact of adopting IFRS 17 and preparing for solutions implementation for data migration and upgraded system implementations.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 48

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(As at and in millions of Canadian dollars)	January 31, 2021	October 31, 2020
ASSETS
Cash and due from banks	$6,250	$6,445
Interest-bearing deposits with banks	217,106	164,149
	223,356	170,594
Trading loans, securities, and other (Note 4)	156,351	148,318
Non-trading financial assets at fair value through profit or loss (Note 4)	7,690	8,548
Derivatives (Note 4)	53,596	54,242
Financial assets designated at fair value through profit or loss (Note 4)	4,257	4,739
Financial assets at fair value through other comprehensive income (Notes 4, 5, 6)	98,290	103,285
	320,184	319,132
Debt securities at amortized cost, net of allowance for credit losses (Notes 4, 5)	210,206	227,679
Securities purchased under reverse repurchase agreements (Note 4)	156,176	169,162
Loans (Notes 4, 6)
Residential mortgages	253,868	252,219
Consumer instalment and other personal	184,950	185,460
Credit card	30,740	32,334
Business and government	244,370	255,799
	713,928	725,812
Allowance for loan losses (Note 6)	(7,932)	(8,289)
Loans, net of allowance for loan losses	705,996	717,523
Other
Customers’ liability under acceptances	18,760	14,941
Investment in Schwab (Note 7)	11,740	12,174
Goodwill (Note 9)	16,540	17,148
Other intangibles	1,999	2,125
Land, buildings, equipment, and other depreciable assets	9,740	10,136
Deferred tax assets (Note 16)	2,229	2,444
Amounts receivable from brokers, dealers, and clients	41,251	33,951
Other assets (Note 10)	17,418	18,856
	119,677	111,775
Total assets	$1,735,595	$1,715,865
LIABILITIES
Trading deposits (Notes 4, 11)	$47,154	$19,177
Derivatives (Note 4)	56,727	53,203
Securitization liabilities at fair value (Note 4)	13,619	13,718
Financial liabilities designated at fair value through profit or loss (Notes 4, 11)	49,087	59,665
	166,587	145,763
Deposits (Notes 4, 11)
Personal	635,233	625,200
Banks	22,994	28,969
Business and government	480,969	481,164
	1,139,196	1,135,333
Other
Acceptances	18,760	14,941
Obligations related to securities sold short (Note 4)	41,768	34,999
Obligations related to securities sold under repurchase agreements (Note 4)	175,672	188,876
Securitization liabilities at amortized cost (Note 4)	15,216	15,768
Amounts payable to brokers, dealers, and clients	37,105	35,143
Insurance-related liabilities	7,604	7,590
Other liabilities (Note 12)	26,879	30,476
	323,004	327,793
Subordinated notes and debentures (Note 4)	11,383	11,477
Total liabilities	1,640,170	1,620,366
EQUITY
Shareholders’ Equity
Common shares (Note 13)	22,645	22,487
Preferred shares (Note 13)	5,650	5,650
Treasury shares – common (Note 13)	(171)	(37)
Treasury shares – preferred (Note 13)	(4)	(4)
Contributed surplus	121	121
Retained earnings	56,032	53,845
Accumulated other comprehensive income (loss)	11,152	13,437
Total equity	95,425	95,499
Total liabilities and equity	$1,735,595	$1,715,865

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 49

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2021	January 31 2020
Interest income[1]
Loans	$6,190	$8,016
Securities
Interest	949	1,717
Dividends	395	535
Deposits with banks	76	120
	7,610	10,388
Interest expense (Note 20)
Deposits	1,131	3,200
Securitization liabilities	76	126
Subordinated notes and debentures	94	107
Other	279	786
	1,580	4,219
Net interest income	6,030	6,169
Non-interest income
Investment and securities services	1,510	1,279
Credit fees	358	335
Net securities gain (loss) (Note 5)	20	10
Trading income (loss)	272	316
Income (loss) from non-trading financial instruments at fair value through profit or loss	68	12
Income (loss) from financial instruments designated at fair value through profit or loss	(26)	26
Service charges	643	735
Card services	595	620
Insurance revenue	1,228	1,131
Other income (loss)	114	(24)
	4,782	4,440
Total revenue	10,812	10,609
Provision for credit losses (Note 6)	313	919
Insurance claims and related expenses	780	780
Non-interest expenses
Salaries and employee benefits (Notes 14, 15)	3,156	3,033
Occupancy, including depreciation	545	438
Technology and equipment, including depreciation	404	377
Amortization of other intangibles	180	202
Communication and marketing	267	313
Restructuring charges (recovery)	24	(5)
Brokerage-related and sub-advisory fees	98	85
Professional, advisory and outside services	313	338
Other	797	686
	5,784	5,467
Income before income taxes and share of net income from investment in Schwab and TD Ameritrade	3,935	3,443
Provision for (recovery of) income taxes	827	659
Share of net income from investment in Schwab and TD Ameritrade (Note 7)	169	205
Net income	3,277	2,989
Preferred dividends	65	67
Net income available to common shareholders	$3,212	$2,922
Earnings per share (Canadian dollars) (Note 17)
Basic	$1.77	$1.61
Diluted	1.77	1.61
Dividends per common share (Canadian dollars)	0.79	0.74

[1]

Includes $6,788 million and $8,602 million, for the three months ended January 31, 2021 and January 31, 2020, respectively, which have been calculated based on the effective interest rate method. Refer to Note 20.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period. Refer to Note 2 for further details.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 50

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME[1] (unaudited)
(millions of Canadian dollars)	For the three months ended
	January 31 2021	January 31 2020
Net income	$3,277	$2,989
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Net change in unrealized gains (losses) on financial assets at fair value through other comprehensive income
Change in unrealized gains (losses) on debt securities at fair value through other comprehensive income	219	55
Reclassification to earnings of net losses (gains) in respect of debt securities at fair value through other comprehensive income	(17)	(7)
Reclassification to earnings of changes in allowance for credit losses on debt securities at fair value through other comprehensive income	1	–
	203	48
Net change in unrealized foreign currency translation gains (losses) on investments in foreign operations, net of hedging activities
Unrealized gains (losses) on investments in foreign operations	(3,371)	345
Reclassification to earnings of net losses (gains) on investments in foreign operations (Note 7)	–	–
Net gains (losses) on hedges of investments in foreign operations	1,085	(144)
Reclassification to earnings of net losses (gains) on hedges of investments in foreign operations (Note 7)	–	–
	(2,286)	201
Net change in gains (losses) on derivatives designated as cash flow hedges
Change in gains (losses) on derivatives designated as cash flow hedges	(520)	485
Reclassification to earnings of losses (gains) on cash flow hedges	259	(185)
	(261)	300
Share of other comprehensive income (loss) from investment in Schwab and TD Ameritrade	(56)	(14)
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans	408	(152)
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	98	32
Gains (losses) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss	17	(61)
	523	(181)
Total other comprehensive income (loss), net of income taxes	(1,877)	354
Total comprehensive income (loss)	$1,400	$3,343
Attributable to:
Common shareholders	$1,335	$3,276
Preferred shareholders	65	67

[1]	The amounts are net of income tax provisions (recoveries) presented in the following table.

Income Tax Provisions (Recoveries) in the Interim Consolidated Statement of Comprehensive Income
(millions of Canadian dollars)	For the three months ended
	January 31 2021	January 31 2020
Change in unrealized gains (losses) on debt securities at fair value through other comprehensive income	$52	$16
Less: Reclassification to earnings of net losses (gains) in respect of debt securities at fair value through other comprehensive income	4	3
Reclassification to earnings of changes in allowance for credit losses on debt securities at fair value through other comprehensive income	–	–
Unrealized gains (losses) on investments in foreign operations	–	–
Less: Reclassification to earnings of net losses (gains) on investments in foreign operations (Note 7)	–	–
Net gains (losses) on hedges of investments in foreign operations	386	(52)
Less: Reclassification to earnings of net losses (gains) on hedges of investments in foreign operations (Note 7)	–	–
Change in gains (losses) on derivatives designated as cash flow hedges	(389)	185
Less: Reclassification to earnings of losses (gains) on cash flow hedges	(296)	83
Actuarial gains (losses) on employee benefit plans	145	(54)
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	37	12
Gains (losses) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss	6	(22)
Total income taxes	$529	$(1)

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 51

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended
	January 31, 2021	January 31, 2020
Common shares (Note 13)
Balance at beginning of period	$22,487	$21,713
Proceeds from shares issued on exercise of stock options	46	41
Shares issued as a result of dividend reinvestment plan	112	69
Purchase of shares for cancellation and other	–	(50)
Balance at end of period	22,645	21,773
Preferred shares (Note 13)
Balance at beginning and end of period	5,650	5,800
Treasury shares – common (Note 13)
Balance at beginning of period	(37)	(41)
Purchase of shares	(3,145)	(2,276)
Sale of shares	3,011	2,186
Balance at end of period	(171)	(131)
Treasury shares – preferred (Note 13)
Balance at beginning of period	(4)	(6)
Purchase of shares	(34)	(38)
Sale of shares	34	37
Balance at end of period	(4)	(7)
Contributed surplus
Balance at beginning of period	121	157
Net premium (discount) on sale of treasury shares	(8)	(5)
Issuance of stock options, net of options exercised	4	(1)
Other	4	10
Balance at end of period	121	161
Retained earnings
Balance at beginning of period	53,845	49,497
Impact on adoption of IFRS 16, Leases (IFRS 16)	n/a [1]	(553)
Net income attributable to shareholders	3,277	2,989
Common dividends	(1,433)	(1,339)
Preferred dividends	(65)	(67)
Net premium on repurchase of common shares, redemption of preferred shares, and other	–	(256)
Actuarial gains (losses) on employee benefit plans	408	(152)
Balance at end of period	56,032	50,119
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on debt securities at fair value through other comprehensive income:
Balance at beginning of period	543	290
Other comprehensive income (loss)	202	48
Allowance for credit losses	1	–
Balance at end of period	746	338
Net unrealized gain (loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of period	(252)	(40)
Other comprehensive income (loss)	98	32
Balance at end of period	(154)	(8)
Gains (losses) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss:
Balance at beginning of period	(37)	14
Other comprehensive income (loss)	17	(61)
Balance at end of period	(20)	(47)
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	9,357	8,793
Other comprehensive income (loss)	(2,286)	201
Balance at end of period	7,071	8,994
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	3,826	1,497
Other comprehensive income (loss)	(261)	300
Balance at end of period	3,565	1,797
Share of accumulated other comprehensive income (loss) from investment in Schwab and TD Ameritrade	(56)	13
Total accumulated other comprehensive income	11,152	11,087
Total equity	$95,425	$88,802

[1]	Not applicable.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 52

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended
	January 31 2021	January 31 2020
Cash flows from (used in) operating activities
Net income before income taxes, including share of net income from investment in Schwab and TD Ameritrade	$4,104	$3,648
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 6)	313	919
Depreciation	399	291
Amortization of other intangibles	180	202
Net securities losses (gains) (Note 5)	(20)	(10)
Share of net income from investment in Schwab and TD Ameritrade (Note 7)	(169)	(205)
Deferred taxes	169	126
Changes in operating assets and liabilities
Interest receivable and payable (Notes 10, 12)	(16)	(79)
Securities sold under repurchase agreements	(13,204)	440
Securities purchased under reverse repurchase agreements	12,986	140
Securities sold short	6,769	7,832
Trading loans and securities	(8,033)	(16,475)
Loans net of securitization and sales	11,174	(9,448)
Deposits	31,840	21,899
Derivatives	4,170	(1,226)
Non-trading financial assets at fair value through profit or loss	858	(669)
Financial assets and liabilities designated at fair value through profit or loss	(10,096)	7,335
Securitization liabilities	(651)	28
Current taxes	467	(258)
Brokers, dealers and clients amounts receivable and payable	(5,337)	(1,347)
Other	6,820	(2,476)
Net cash from (used in) operating activities	42,723	10,667
Cash flows from (used in) financing activities
Redemption or repurchase of subordinated notes and debentures	2	(64)
Common shares issued (Note 13)	40	36
Repurchase of common shares (Note 13)	–	(306)
Sale of treasury shares (Note 13)	3,037	2,218
Purchase of treasury shares (Note 13)	(3,179)	(2,314)
Dividends paid	(1,386)	(1,337)
Repayment of lease liabilities	(136)	(143)
Net cash from (used in) financing activities	(1,622)	(1,910)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(52,957)	(8,474)
Activities in financial assets at fair value through other comprehensive income (Note 5)
Purchases	(6,152)	(7,415)
Proceeds from maturities	7,936	9,537
Proceeds from sales	605	1,795
Activities in debt securities at amortized cost (Note 5)
Purchases	(27,278)	(15,101)
Proceeds from maturities	36,116	11,144
Proceeds from sales	597	164
Net purchases of land, buildings, equipment, and other depreciable assets	(3)	(212)
Net cash from (used in) investing activities	(41,136)	(8,562)
Effect of exchange rate changes on cash and due from banks	(160)	15
Net increase (decrease) in cash and due from banks	(195)	210
Cash and due from banks at beginning of period	6,445	4,863
Cash and due from banks at end of period	$6,250	$5,073
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$695	$726
Amount of interest paid during the period	1,700	4,235
Amount of interest received during the period	7,319	9,922
Amount of dividends received during the period	392	490

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 53

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1:  NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank is a bank chartered under the Bank Act. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking.

BASIS OF PREPARATION

The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Interim Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.

These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting using the accounting policies as described in Note 2 of the Bank’s 2020 Annual Consolidated Financial Statements, except for the changes in accounting policies described in Note 2 of this report. Certain comparative amounts have been revised to conform with the presentation adopted in the current period.

The preparation of the Interim Consolidated Financial Statements requires that management make estimates, assumptions, and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 of the Bank’s 2020 Annual Consolidated Financial Statements and in Note 3 of this report. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The Bank’s Interim Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.

The Interim Consolidated Financial Statements for the three months ended January 31, 2021, were approved and authorized for issue by the Bank’s Board of Directors, in accordance with a recommendation of the Audit Committee, on February 24, 2021.

As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in the Annual Consolidated Financial Statements, they should be read in conjunction with the Bank’s 2020 Annual Consolidated Financial Statements and the accompanying Notes, and the shaded sections of the 2020 Management’s Discussion and Analysis (MD&A). Certain disclosures are included in the shaded sections of the “Managing Risk” section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Interim Consolidated Financial Statements.

NOTE 2:  CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING POLICY

The following new standards and changes in accounting policies have been adopted by the Bank on November 1, 2020.

IBOR Reform and its Effects on Financial Reporting

Various interest rates and other indices that are deemed to be “benchmarks”, including interbank offered rate (IBOR) benchmarks, have been, and continue to be, the subject of international regulatory guidance and proposals for reform. Following the announcement by the U.K. Financial Conduct Authority (FCA) in July 2017 that it would no longer compel banks to submit London Interbank Offered Rates (LIBORs) after December 2021, efforts to transition away from IBORs to alternative reference rates (ARRs) have been continuing in various jurisdictions. These developments, and the related uncertainty over the potential variance in the timing and manner of implementation in each jurisdiction, introduce risks that may have adverse consequences on the Bank, its clients, and the financial services industry. Other transition risks may arise because the new ARRs, unlike LIBOR, are overnight near risk-free rates which could result in different financial performance for legacy transactions, require different hedging strategies, or affect the Bank’s capital and liquidity planning and management. Additionally, any adverse impacts on the value of and return on existing instruments and contracts for the Bank’s clients may present an increased risk of litigation, regulatory intervention, and possible reputational damage.

To manage the transition to ARRs, the Bank has established an enterprise-wide, cross functional initiative with Board oversight and dedicated work streams to evaluate and address the key areas of impact on the Bank’s products, services, systems, documents, processes, models, funding and liquidity planning, risk management frameworks, and financial reporting with the intention of managing the impact through appropriate mitigating actions. The Bank is also actively participating in industry associations and incorporating best practice guidance from these working groups as well as regulatory bodies into the transition plan, such as incorporating appropriate fallback language in contracts, making available new products referencing ARRs, ceasing the issuance of IBOR based financial instruments, and preparing for overall operational readiness. The Bank’s registered swap dealer adhered to the ISDA IBOR Fallbacks Protocol on October 20, 2020, and four additional Bank entities adhered in January 2021, which will help support the transition of legacy derivative contracts.

The Bank is progressing on its transition plan and incorporating market developments as they arise. As noted above, LIBORs are expected to cease after
December 31, 2021. The Bank continues to monitor recent industry consultations initiated by ICE Benchmark Administration (IBA), the administrator of LIBOR, regarding the process and timing for the orderly wind-down of LIBOR, including the potential continuance of certain tenors of US LIBOR until June 30, 2023. The Bank has participated in the recently concluded IBA consultation, and continues to participate in other related market consultations to help support an orderly transition.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 54

As a result of the decision taken by international regulators to transition from IBORs to ARRs, the IASB undertook standard setting activities related to the accounting issues of IBOR reform in two phases. On September 26, 2019, the IASB issued Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39 and IFRS 7 (Interest Rate Benchmark Reform Phase 1), for which the Bank adopted the applicable amendments in the fourth quarter of 2019. Refer to Notes 2 and 11 of the Bank’s 2020 Annual Consolidated Financial Statements for further details. On August 27, 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (Interest Rate Benchmark Reform Phase 2). The amendments are effective for annual periods beginning on or after January 1, 2021, with early adoption permitted. The Bank adopted these amendments on November 1, 2020 and no transition adjustment was required.

Interest Rate Benchmark Reform Phase 2 addresses issues affecting financial reporting when changes are made to contractual cash flows of financial instruments or hedging relationships as a result of IBOR reform. The amendments permit modification to financial assets, financial liabilities and lessee lease liabilities required as a direct consequence of IBOR reform made on an economically equivalent basis to be accounted for by updating the effective interest rate (EIR) prospectively. If the modification does not meet the practical expedient requirements, existing IFRS requirements are applied. Reliefs are also provided for an entity’s hedge accounting relationships in circumstances where changes to hedged items and hedging instruments arise as a result of IBOR reform. The amendments enable entities to amend the formal designation and documentation of a hedging relationship to reflect these changes without discontinuing the hedging relationship or designating a new hedging relationship. Permitted changes include redefining the hedged risk to reference an ARR (contractually or non-contractually specified), amending the description of the hedged item and hedging instrument to reflect the ARR, and amending the description of how the entity will assess hedge effectiveness. Hedging relationships within the scope of Interest Rate Benchmark Reform Phase 2 are the same as those within the scope of Interest Rate Benchmark Reform Phase 1. Interest Rate Benchmark Reform Phase 2 also amended IFRS 7, introducing expanded qualitative and quantitative disclosures about the risks arising from IBOR reform, how an entity is managing those risks, its progress in completing the transition to ARRs, and how it is managing the transition.

The following table discloses the Bank’s exposures to significant interest rate benchmarks subject to IBOR reform that have yet to transition to an ARR and will be maturing after December 31, 2021, as well as exposures to interest rate benchmarks subject to IBOR reform that are not required to transition to an ARR. Given that the IBA has not issued an announcement on the outcome of the consultations, the quantitative disclosures presented below reflect a cessation date of December 31, 2021 for all currencies and tenors of LIBOR.

Exposures to Interest Rate Benchmarks Subject to IBOR Reform1,2,3

(millions of Canadian dollars)					As at January 31, 2021
	Non-derivative financial assets[4]	Non-derivative financial liabilities	Derivatives			Off-balance sheet commitments[5]
	Carrying amount	Carrying amount	Notional	Positive fair value	Negative fair value	Contractual amount
US LIBOR	$128,762	$2,273	$3,336,792	$3,856	$6,119	$106,341
GBP LIBOR	864	875	305,129	316	342	1,307
Other IBORs[6]	563	99	248,021	457	647	–
	130,189	3,247	3,889,942	4,629	7,108	107,648
Cross-currency swaps
US LIBOR / other rates[7]	n/a	n/a	482,940	8,461	9,677	n/a
US LIBOR / GBP LIBOR	n/a	n/a	119,468	1,334	1,062	n/a
US LIBOR / JPY LIBOR	n/a	n/a	30,237	162	165	n/a
Other IBORs[6]	n/a	n/a	37,128	898	928	n/a
	n/a	n/a	669,773	10,855	11,832	n/a
Total	$130,189	$3,247	$4,559,715	$15,484	$18,940	$107,648

[1]

US LIBOR transitioning to SOFR (Secured Overnight Financing Rate), GBP LIBOR transitioning to SONIA (Sterling Overnight Index Average), and JPY LIBOR transitioning to TONAR (Tokyo Overnight Average Rate).

[2]

EURIBOR (Euro Interbank Offered Rate) is excluded from the table as it underwent a methodology change in 2019 and will continue as an interest rate benchmark. As at January 31, 2021, the notional amount of derivatives indexed to EURIBOR was $1,437 billion, and the carrying amounts of non-derivative financial assets and non-derivative financial liabilities indexed to EURIBOR were $678 million and $46 million, respectively.

[3]

Certain non-derivative financial instruments indexed to US LIBOR have no specific maturity and are therefore excluded from the table. As at January 31, 2021, the carrying amounts of non-derivative financial assets and non-derivative financial liabilities indexed to US LIBOR with no specific maturity were $2 billion and $1 billion, respectively.

[4]

Loans reported under non-derivative financial assets represent the drawn amounts and excludes allowance for loan losses. As at January 31, 2021, the carrying amount of non-derivative financial assets indexed to US LIBOR was $129 billion, of which $79 billion relates to Loans, $41 billion relates to Debt securities at amortized cost, and $8 billion relates to Financial assets at fair value through other comprehensive income.

[5]

Many of the Bank’s corporate loan facilities permit the borrower to select the benchmark interest rate upon drawing on the facility. Based on the Bank’s historical experience, the benchmark interest rate selected by the borrower is often the same as the facility currency and therefore the Bank has assumed that the benchmark interest rate for its undrawn credit and liquidity commitments is the same as the facility currency for the purpose of this disclosure.

[6]

“Other IBORs” include the following interest rate benchmarks that are subject to IBOR reform: EUR LIBOR, CHF LIBOR, JPY LIBOR, EUR EONIA (Euro Overnight Index Average), NOK NIBOR (Norwegian Interbank Offered Rate), SGD SOR (Singapore Dollar Swap Offer Rate), HKD HIBOR (Hong Kong Interbank Offered Rate), ZAR JIBAR (Johannesburg Interbank Average Rate), SEK STIBOR (Stockholm Interbank Offered Rate), MXN TIIE (Interbank Equilibrium Interest Rate), and CDOR 6-month and 12-month tenors which will be discontinued on May 17, 2021.

[7]	“Other rates” refer to rates that are not subject to IBOR reform or have already been reformed.

Hedging Relationships

Fair Value Hedges

The Bank’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate financial instruments due to movements in market interest rates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recognized in Net interest income on the Interim Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities, or group thereof that are attributable to the hedged risk. Any change in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in non-interest income.

The cumulative adjustment to the carrying amount of the hedged item (the basis adjustment) is amortized to the Interim Consolidated Statement of Income in Net interest income based on a recalculated EIR over the remaining expected life of the hedged item, with amortization beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk. Where the hedged item has been derecognized, the basis adjustment is immediately released to Net interest income or Non-interest income, as applicable, on the Interim Consolidated Statement of Income.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 55

On November 1, 2020, the Bank changed its accounting policy on a retrospective basis for the presentation of fair value changes on hedging instruments designated in certain fair value hedge accounting relationships, reclassifying the portion excluded from the hedge accounting designation to net interest income from non-interest income. With the reclassification, changes in the fair value of the hedged item and related hedging instrument (excluding hedge ineffectiveness) are presented in the same lines on the Interim Consolidated Statement of Income. For the comparative three months ended January 31, 2020, the Bank reclassified a loss of $132 million from Non-interest income to Net interest income on the Interim Consolidated Statement of Income to conform with the presentation adopted in the current period.

Business Combinations

In October 2018, the IASB issued a narrow-scope amendment to IFRS 3, Business Combinations (IFRS 3). The amendments provide additional guidance on the definition of a business which determines whether an acquisition is of a business or a group of assets. An acquirer recognizes goodwill only when acquiring a business, not when acquiring a group of assets. The Bank adopted these amendments on November 1, 2020 prospectively and they did not have a significant impact on the Bank.

Revised Conceptual Framework for Financial Reporting

In March 2018, the IASB issued the revised Conceptual Framework for Financial Reporting (Revised Conceptual Framework), which provides a set of concepts to assist the IASB in developing standards and to help preparers consistently apply accounting policies where specific accounting standards do not exist. The framework is not an accounting standard and does not override the requirements that exist in other IFRS standards. The Revised Conceptual Framework describes that financial information must be relevant and faithfully represented to be useful, provides revised definitions and recognition criteria for assets and liabilities, and confirms that different measurement bases are useful and permitted. The Bank adopted the Revised Conceptual Framework prospectively on November 1, 2020 and it did not have a significant impact on the Bank.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standard has been issued, but is not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of this standard on the Interim Consolidated Financial Statements and will adopt this standard when it becomes effective.

Insurance Contracts

The IASB issued IFRS 17, Insurance Contracts (IFRS 17) which replaces the guidance in IFRS 4, Insurance Contracts and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. Insurance contracts are aggregated into groups which are measured at the risk adjusted present value of cash flows in fulfilling the contracts. Revenue is recognized as insurance contract services are provided over the coverage period. Losses are recognized immediately if the contract group is expected to be onerous.

The standard is effective for annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023 for the Bank. OSFI’s related Advisory precludes early adoption. The standard will be applied retrospectively with restatement of comparatives unless impracticable.

The adoption of IFRS 17 is a significant initiative for the Bank supported by a robust governance structure. The Executive Steering Committee includes representation from the Insurance business, Finance, Actuaries, Risk, Technology, and project management teams. Updates are also provided to the TD Insurance Board, Risk Committee, and Audit Committee. The Bank is currently assessing the financial statement impact of adopting IFRS 17 and preparing for solutions implementation for data migration and upgraded system implementations.

NOTE 3:  SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies are essential to understanding the results of its operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Interim Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner. Refer to Note 3 of the Bank’s 2020 Annual Consolidated Financial Statements for a description of significant accounting judgments, estimates, and assumptions.

Impairment – Expected Credit Loss Model

The expected credit loss (ECL) model requires the application of estimates and judgment in the assessment of the current and forward-looking economic environment. As a result of COVID-19, there is a higher degree of uncertainty in determining reasonable and supportable forward-looking information used in assessing significant increase in credit risk and measuring ECLs. The Bank introduced relief programs in the second quarter of 2020 that allowed borrowers to temporarily defer payments of principal and/or interest on their loans and is supporting various government-assistance programs which reduce the Bank’s exposure to expected losses. Under these retail and non-retail programs and notwithstanding any other changes in credit risk, opting into a payment deferral program does not in and of itself trigger a significant increase in credit risk since initial recognition (which would result in stage migration) and does not result in additional days past due. Since the second quarter of 2020, macroeconomic variables for the downside scenario were based on plausible scenario analyses of COVID-19 impacts, given the lack of comparable historical data for a shock of this nature. Starting in the first quarter of 2021, the upside scenario was based on plausible scenario analyses of a more rapid recovery from the COVID-19 shock. Refer to Note 6 for additional details on the macroeconomic variables used in the forward-looking macroeconomic forecasts.

Management exercises expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date, by considering reasonable and supportable information that is not already included in the quantitative models. The current environment is subject to rapid change and to the extent that certain effects of COVID-19 are not fully incorporated into the model calculations, increased temporary quantitative and qualitative adjustments have been applied. This includes borrower credit scores, industry and geography specific COVID-19 impacts, payment support initiatives introduced by the Bank and governments, and the persistence of the economic shutdown, the effects of which are not yet fully reflected in the quantitative models. The Bank has performed certain additional qualitative portfolio and loan level assessments of significant increase in credit risk.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 56

NOTE 4:  FAIR VALUE MEASUREMENTS

There have been no significant changes to the Bank’s approach and methodologies used to determine fair value measurements during the three months ended
January 31, 2021. During the three months ended January 31, 2021, the Bank designated certain obligations related to securities sold under repurchase agreements at fair value through profit or loss (FVTPL) as the instruments are part of a portfolio that is managed on a fair value basis and have been included in Obligations related to securities sold under repurchase agreements on the Interim Consolidated Balance Sheet. Refer to Note 2 of the Bank’s 2020 Annual Consolidated Financial Statements for further details on the designation of financial liabilities at FVTPL. Refer to Note 5 of the Bank’s 2020 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of the Bank’s financial instruments.

Carrying Value and Fair Value of Financial Instruments not carried at Fair Value

The fair values in the following table exclude assets that are not financial instruments, such as land, buildings, and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities not carried at Fair Value1

(millions of Canadian dollars)	As at
	January 31, 2021		October 31, 2020
	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities	$159,259	$160,270	$174,592	$175,500
Other debt securities	50,947	51,529	53,087	53,373
Total debt securities at amortized cost, net of allowance for credit losses	210,206	211,799	227,679	228,873
Total loans, net of allowance for loan losses	705,996	715,688	717,523	727,197
Total financial assets not carried at fair value	$916,202	$927,487	$945,202	$956,070

FINANCIAL LIABILITIES
Deposits	$1,139,196	$1,141,110	$1,135,333	$1,137,624
Securitization liabilities at amortized cost	15,216	15,590	15,768	16,143
Subordinated notes and debentures	11,383	12,409	11,477	12,374
Total financial liabilities not carried at fair value	$1,165,795	$1,169,109	$1,162,578	$1,166,141

[1]	This table excludes financial assets and liabilities where the carrying amount is a reasonable approximation of fair value.

Fair Value Hierarchy and Valuation of Assets and Liabilities Classified as Level 3

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. Refer to Note 5 of the Bank’s 2020 Annual Consolidated Financial Statements for a description of the three levels.

There have been no significant changes to the valuation techniques, unobservable inputs, and sensitivities during the three months ended January 31, 2021. The significant valuation techniques and significant unobservable inputs used in the fair value measurements of Level 3 financial assets and financial liabilities are described and quantified in the “Valuation of Assets and Liabilities Classified as Level 3” section in Note 5 of the Bank’s 2020 Annual Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 57

The following table presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at January 31, 2021 and October 31, 2020.

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis

(millions of Canadian dollars)								As at
	January 31, 2021							October 31, 2020
	Level 1	Level 2	Level 3	Total[1]	Level 1	Level 2	Level 3	Total[1]

FINANCIAL ASSETS AND COMMODITIES

Trading loans, securities, and other[2]
Government and government-related securities
Canadian government debt
Federal	$1,418	$13,735	$–	$15,153	$351	$21,141	$–	$21,492
Provinces	–	8,430	–	8,430	–	8,468	–	8,468
U.S. federal, state, municipal governments, and agencies debt	–	20,782	–	20,782	–	22,809	16	22,825
Other OECD government guaranteed debt	–	6,683	–	6,683	–	4,563	–	4,563
Mortgage-backed securities	–	1,802	–	1,802	–	1,690	–	1,690
Other debt securities
Canadian issuers	–	5,494	1	5,495	–	5,613	2	5,615
Other issuers	–	12,134	1	12,135	–	13,352	1	13,353
Equity securities
Common shares	58,304	89	–	58,393	43,803	39	–	43,842
Preferred shares	42	–	–	42	37	–	–	37
Trading loans	–	12,603	–	12,603	–	12,959	–	12,959
Commodities	14,378	442	–	14,820	12,976	484	–	13,460

Retained interests	–	13	–	13	–	14	–	14

	74,142	82,207	2	156,351	57,167	91,132	19	148,318
Non-trading financial assets at fair value through profit or loss
Securities	214	3,698	595	4,507	232	4,027	571	4,830

Loans	–	3,180	3	3,183	–	3,715	3	3,718

	214	6,878	598	7,690	232	7,742	574	8,548
Derivatives
Interest rate contracts	1	15,129	–	15,130	22	17,937	–	17,959
Foreign exchange contracts	26	32,856	5	32,887	13	29,605	2	29,620
Credit contracts	–	32	–	32	–	19	–	19
Equity contracts	2	3,513	564	4,079	5	3,855	370	4,230

Commodity contracts	256	1,205	7	1,468	383	2,022	9	2,414

	285	52,735	576	53,596	423	53,438	381	54,242
Financial assets designated at fair value through profit or loss

Securities[2]	–	4,257	–	4,257	–	4,739	–	4,739

	–	4,257	–	4,257	–	4,739	–	4,739

Financial assets at fair value through other comprehensive income
Government and government-related securities
Canadian government debt
Federal	–	14,000	–	14,000	–	14,126	–	14,126
Provinces	400	17,302	–	17,702	–	16,502	–	16,502
U.S. federal, state, municipal governments, and agencies debt	–	28,578	–	28,578	–	33,034	–	33,034
Other OECD government guaranteed debt	–	9,770	–	9,770	–	10,756	–	10,756
Mortgage-backed securities	–	3,521	–	3,521	–	3,865	–	3,865
Other debt securities
Asset-backed securities	–	9,095	–	9,095	–	10,006	–	10,006
Non-agency collateralized mortgage obligation portfolio	–	–	–	–	–	–	–	–
Corporate and other debt	–	9,740	23	9,763	–	9,875	20	9,895
Equity securities
Common shares	1,997	2	1,503	3,502	819	15	1,553	2,387
Preferred shares	207	–	32	239	186	–	26	212

Loans	–	2,120	–	2,120	–	2,502	–	2,502

	2,604	94,128	1,558	98,290	1,005	100,681	1,599	103,285

Securities purchased under reverse repurchase agreements	–	7,035	–	7,035	–	7,395	–	7,395

FINANCIAL LIABILITIES

Trading deposits	–	42,130	5,024	47,154	–	14,528	4,649	19,177
Derivatives
Interest rate contracts	–	14,214	96	14,310	14	19,022	96	19,132
Foreign exchange contracts	28	34,538	–	34,566	14	27,300	–	27,314
Credit contracts	–	400	–	400	–	327	–	327
Equity contracts	–	4,366	1,636	6,002	–	3,360	1,077	4,437

Commodity contracts	171	1,275	3	1,449	355	1,611	27	1,993

	199	54,793	1,735	56,727	383	51,620	1,200	53,203

Securitization liabilities at fair value	–	13,619	–	13,619	–	13,718	–	13,718

Financial liabilities designated at fair value through profit or loss	–	49,056	31	49,087	–	59,641	24	59,665

Obligations related to securities sold short[2]	1,258	40,509	1	41,768	1,039	33,960	–	34,999
Obligations related to securities sold under repurchase agreements
Held-for-trading	–	2,687	–	2,687	–	3,675	–	3,675

Designated at fair value through profit or loss	–	6	–	6	–	–	–	–

	–	2,693	–	2,693	–	3,675	–	3,675

[1]	Fair value is the same as carrying value.
[2]	Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 58

The Bank’s policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period. Assets are transferred between Level 1 and Level 2 depending on if there is sufficient frequency and volume in an active market.

There were no significant transfers between Level 1 and Level 2 during the three months ended January 31, 2021 and January 31, 2020.

Movements of Level 3 instruments

Significant transfers into and out of Level 3 occur mainly due to the following reasons:

•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•

Transfers from Level 2 to Level 3 occur when an instrument’s fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant unobservable inputs.

Due to the unobservable nature of the inputs used to value Level 3 financial instruments there may be uncertainty about the valuation of these instruments. The fair value of Level 3 instruments may be drawn from a range of reasonably possible alternatives. In determining the appropriate levels for these unobservable inputs, parameters are chosen so that they are consistent with prevailing market evidence and management judgment.

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 unobservable inputs for the three months ended January 31, 2021 and January 31, 2020.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)	Fair value as at November 1 2020	Total realized and unrealized gains (losses)			Movements		Transfers		Fair value as at January 31 2021	Change in unrealized gains (losses) on instruments still held[5]
		Included in income [1]	Included in OCI	[2,3]	Purchases/ Issuances	Sales/ Settlements [4]	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Provinces	$–	$–	$–		$–	$–	$–	$–	$–	$–
U.S. federal, state, municipal governments and agencies debt	16	2	–		–	(18)	–	–	–	–
Other debt securities
Canadian issuers	2	–	–		–	–	–	(1)	1	1
Other issuers	1	1	–		–	(1)	–	–	1	1

	19	3	–		–	(19)	–	(1)	2	2
Non-trading financial assets at fair value through profit or loss
Securities	571	–	–		31	(6)	–	(1)	595	(3)

Loans	3	–	–		–	–	–	–	3	–

	574	–	–		31	(6)	–	(1)	598	(3)

Financial assets at fair value through other comprehensive income
Other debt securities
Corporate and other debt	20	–	3		–	–	–	–	23	3
Equity securities
Common shares	1,553	–	–		20	(70)	–	–	1,503	–

Preferred shares	26	–	6		–	–	–	–	32	6
	$1,599	$–	$9		$20	$(70)	$–	$–	$1,558	$9

FINANCIAL LIABILITIES

Trading deposits[6]	$(4,649)	$(534)	$–		$(744)	$910	$(7)	$–	$(5,024)	$(362)
Derivatives[7]
Interest rate contracts	(96)	(1)	–		–	1	–	–	(96)	1
Foreign exchange contracts	2	2	–		–	1	–	–	5	4
Equity contracts	(707)	(439)	–		(13)	80	7	–	(1,072)	(2)

Commodity contracts	(18)	18	–		–	4	–	–	4	7

	(819)	(420)	–		(13)	86	7	–	(1,159)	10

Financial liabilities designated at fair value through profit or loss	(24)	4	–		(45)	34	–	–	(31)	(1)

Obligations related to securities sold short	–	–	–		–	–	(1)	–	(1)	–

[1]	Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated Statement of Income.
[2]	Other comprehensive income.
[3]	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at fair value through other comprehensive income (FVOCI).
[4]	Includes foreign exchange.
[5]	Changes in unrealized gains/losses on financial assets at FVOCI are recognized in accumulated other comprehensive income (AOCI).
[6]	Issuances and repurchases of trading deposits are reported on a gross basis.
[7]

As at January 31, 2021, consists of derivative assets of $0.6 billion (November 1, 2020 – $0.4 billion) and derivative liabilities of $1.7 billion (November 1, 2020 – $1.2 billion), which have been netted in this table for presentation purposes only.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 59

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities

(millions of Canadian dollars)	Fair value as at November 1 2019	Total realized and unrealized gains (losses)		Movements		Transfers		Fair value as at January 31 2020	Change in unrealized gains (losses) on instruments still held[4]
		Included in income[1]	Included in OCI[2]	Purchases/ Issuances	Sales/ Settlements[3]	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Provinces	$8	$–	$–	$–	$–	$–	$–	$8	$–
Other debt securities
Canadian issuers	3	–	–	–	(1)	–	(2)	–	–

Other issuers	1	–	–	–	(1)	9	–	9	–

	12	–	–	–	(2)	9	(2)	17	–
Non-trading financial assets at fair value through profit or loss
Securities	493	8	–	25	(26)	–	–	500	3

Loans	5	–	–	–	–	–	–	5	–

	498	8	–	25	(26)	–	–	505	3

Financial assets at fair value through other comprehensive income
Other debt securities
Corporate and other debt	24	–	–	–	–	–	–	24	–
Equity securities
Common shares	1,507	–	–	9	2	–	–	1,518	1

Preferred shares	44	–	1	–	–	–	–	45	1
	$1,575	$–	$1	$9	$2	$–	$–	$1,587	$2

FINANCIAL LIABILITIES

Trading deposits[5]	$(4,092)	$(105)	$–	$(712)	$700	$–	$–	$(4,209)	$(45)
Derivatives[6]
Interest rate contracts	(83)	(10)	–	–	8	–	–	(85)	(5)
Foreign exchange contracts	(1)	(1)	–	–	1	1	–	–	–
Equity contracts	(925)	(133)	–	(31)	65	–	–	(1,024)	(134)

Commodity contracts	(17)	(3)	–	–	1	–	–	(19)	(6)

	(1,026)	(147)	–	(31)	75	1	–	(1,128)	(145)

Financial liabilities designated at fair value through profit or loss	(21)	7	–	(39)	48	–	–	(5)	7

Obligations related to securities sold short	–	–	–	–	–	(3)	–	(3)	–

[1]	Gains/losses on financial assets and liabilities are recognized within Non-interest income on the Interim Consolidated Statement of Income.
[2]	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI.
[3]	Includes foreign exchange.
[4]	Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
[5]	Issuances and repurchases of trading deposits are reported on a gross basis.
[6]

As at January 31, 2020, consists of derivative assets of $0.6 billion (November 1, 2019 – $0.6 billion) and derivative liabilities of $1.7 billion (November 1, 2019 – $1.6 billion), which have been netted in this table for presentation purposes only.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 60

NOTE 5:  SECURITIES

Unrealized Securities Gains (Losses)

The following table summarizes the unrealized gains and losses as at January 31, 2021 and October 31, 2020.

Unrealized Gains (Losses) for Securities at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)							As at
			January 31, 2021				October 31, 2020
	Cost/ amortized cost[1]	Gross unrealized gains	Gross unrealized (losses)	Fair value	Cost/ amortized cost[1]	Gross unrealized gains	Gross unrealized (losses)	Fair value
Government and government-related securities
Canadian government debt
Federal	$13,808	$192	$–	$14,000	$13,967	$160	$(1)	$14,126
Provinces	17,402	310	(10)	17,702	16,342	181	(21)	16,502
U.S. federal, state, municipal governments, and agencies debt	28,419	180	(21)	28,578	32,875	192	(33)	33,034
Other OECD government guaranteed debt	9,736	35	(1)	9,770	10,720	39	(3)	10,756

Mortgage-backed securities	3,515	7	(1)	3,521	3,855	11	(1)	3,865

	72,880	724	(33)	73,571	77,759	583	(59)	78,283
Other debt securities
Asset-backed securities	9,088	29	(22)	9,095	10,051	26	(71)	10,006

Corporate and other debt	9,675	98	(10)	9,763	9,853	79	(37)	9,895

	18,763	127	(32)	18,858	19,904	105	(108)	19,901

Total debt securities	91,643	851	(65)	92,429	97,663	688	(167)	98,184
Equity securities
Common shares	3,647	51	(196)	3,502	2,641	26	(280)	2,387

Preferred shares	304	1	(66)	239	303	–	(91)	212

	3,951	52	(262)	3,741	2,944	26	(371)	2,599
Total securities at fair value through other comprehensive income	$95,594	$903	$(327)	$96,170	$100,607	$714	$(538)	$100,783

[1]	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.

Equity Securities Designated at Fair Value Through Other Comprehensive Income

The Bank designated certain equity securities shown in the following table as equity securities at FVOCI. The designation was made because the investments are held for purposes other than trading.

Equity Securities Designated at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)		As at	For the three months ended
	January 31, 2021	October 31, 2020	January 31, 2021	January 31, 2020
	Fair value		Dividend income recognized
Common shares	$3,502	$2,387	$30	$27

Preferred shares	239	212	3	3
Total	$3,741	$2,599	$33	$30

The Bank disposed of equity securities in line with the Bank’s investment strategy with a fair value of $4 million during the three months ended January 31, 2021 (three months ended January 31, 2020 – $5 million). The Bank realized a cumulative gain (loss) of nil during the three months ended January 31, 2021 and January 31, 2020 on disposal of these equity securities and recognized dividend income of nil during the three months ended January 31, 2021 and January 31, 2020.

Securities Net Realized Gains (Losses)

The following table summarizes the net realized gains and losses for the three months ended January 31, 2021 and January 31, 2020.

Securities Net Realized Gains (Losses)

(millions of Canadian dollars)	For the three months ended
	January 31 2021	January 31 2020
Debt securities at fair value through other comprehensive income	$20	$10

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 61

Credit Quality of Debt Securities

The Bank evaluates non-retail credit risk on an individual borrower basis, using both a borrower risk rating and facility risk rating, as detailed in the shaded area of the “Managing Risk” section of the 2020 MD&A. This system is used to assess all non-retail exposures, including debt securities.

The following table provides the gross carrying amounts of debt securities measured at amortized cost and debt securities at FVOCI by internal risk ratings for credit risk management purposes, presenting separately those debt securities that are subject to Stage 1, Stage 2, and Stage 3 allowances.

Debt Securities by Risk Ratings

(millions of Canadian dollars)										As at
	January 31, 2021									October 31, 2020
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total
Debt securities
Investment grade	$299,803	$–	$	n/a	$299,803	$322,842	$–	$	n/a	$322,842
Non-Investment grade	2,591	215		n/a	2,806	2,762	244		n/a	3,006
Watch and classified	n/a	28		n/a	28	n/a	17		n/a	17

Default	n/a	n/a		–	–	n/a	n/a		–	–

Total debt securities	302,394	243		–	302,637	325,604	261		–	325,865

Allowance for credit losses on debt securities at amortized cost	2	–		–	2	2	–		–	2
Debt securities, net of allowance	$302,392	$243		$–	$302,635	$325,602	$261		$–	$325,863

As at January 31, 2021, the allowance for credit losses on debt securities was $8 million (October 31, 2020 – $7 million), comprising $2 million (October 31, 2020 – $2 million) for debt securities at amortized cost (DSAC) and $6 million (October 31, 2020 – $5 million) for debt securities at FVOCI. For the three months ended
January 31, 2021, the Bank reported a provision for credit losses (PCL) of nil (three months ended January 31, 2020 – nil) on DSAC. For the three months ended January 31, 2021, the Bank reported a PCL of $1 million (three months ended January 31, 2020 – nil) on debt securities at FVOCI.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 62

NOTE 6:  LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

The following table provides the gross carrying amounts of loans and credit risk exposures on loan commitments and financial guarantee contracts by internal risk ratings for credit risk management purposes, presenting separately those that are subject to Stage 1, Stage 2, and Stage 3 allowances.

Loans and Acceptances by Risk Ratings

(millions of Canadian dollars)										As at
	January 31, 2021					October 31, 2020
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total
Residential mortgages[1,2,3]
Low Risk	$178,240	$3,079	$	n/a	$181,319	$169,710	$3,125	$	n/a	$172,835
Normal Risk	52,908	8,000		n/a	60,908	56,663	9,938		n/a	66,601
Medium Risk	–	6,698		n/a	6,698	–	7,690		n/a	7,690
High Risk	–	4,041		282	4,323	–	4,120		443	4,563

Default	n/a	n/a		620	620	n/a	n/a		530	530

Total	231,148	21,818		902	253,868	226,373	24,873		973	252,219

Allowance for loan losses	26	214		61	301	32	205		65	302

Loans, net of allowance	231,122	21,604		841	253,567	226,341	24,668		908	251,917
Consumer instalment and other personal[4]
Low Risk	77,094	1,158		n/a	78,252	77,178	1,199		n/a	78,377
Normal Risk	64,738	982		n/a	65,720	59,349	1,360		n/a	60,709
Medium Risk	24,807	3,724		n/a	28,531	28,094	3,631		n/a	31,725
High Risk	1,916	9,548		456	11,920	3,700	9,940		638	14,278

Default	n/a	n/a		527	527	n/a	n/a		371	371

Total	168,555	15,412		983	184,950	168,321	16,130		1,009	185,460

Allowance for loan losses	504	1,243		176	1,923	567	1,265		187	2,019

Loans, net of allowance	168,051	14,169		807	183,027	167,754	14,865		822	183,441
Credit card
Low Risk	4,792	119		n/a	4,911	3,916	49		n/a	3,965
Normal Risk	8,321	79		n/a	8,400	7,027	129		n/a	7,156
Medium Risk	9,588	750		n/a	10,338	10,431	804		n/a	11,235
High Risk	1,365	5,408		231	7,004	3,493	6,180		206	9,879

Default	n/a	n/a		87	87	n/a	n/a		99	99

Total	24,066	6,356		318	30,740	24,867	7,162		305	32,334

Allowance for loan losses	653	1,463		222	2,338	624	1,726		204	2,554

Loans, net of allowance	23,413	4,893		96	28,402	24,243	5,436		101	29,780
Business and government[1,2,3,5,6]
Investment grade or Low/Normal Risk	112,207	291		n/a	112,498	120,106	250		n/a	120,356
Non-Investment grade or Medium Risk	125,298	12,462		n/a	137,760	126,509	11,818		n/a	138,327
Watch and classified or High Risk	811	13,127		91	14,029	890	12,567		120	13,577

Default	n/a	n/a		963	963	n/a	n/a		982	982

Total	238,316	25,880		1,054	265,250	247,505	24,635		1,102	273,242

Allowance for loan and acceptances losses	1,306	1,739		326	3,371	1,321	1,706		388	3,415

Loans and acceptances, net of allowance	237,010	24,141		728	261,879	246,184	22,929		714	269,827
Total loans and acceptances[5,7]	662,085	69,466		3,257	734,808	667,066	72,800		3,389	743,255

Total Allowance for loan losses[7]	2,489	4,659		785	7,933	2,544	4,902		844	8,290
Total loans and acceptances, net of allowance[5,7]	$659,596	$64,807		$2,472	$726,875	$664,522	$67,898		$2,545	$734,965

[1]

As at January 31, 2021, impaired loans with a balance of $112 million (October 31, 2020 – $111 million) did not have a related allowance for loan losses. An allowance was not required for these loans as the balance relates to loans where the realizable value of the collateral exceeded the loan amount.

[2]

As at January 31, 2021, excludes trading loans and non-trading loans at FVTPL with a fair value of $13 billion (October 31, 2020 – $13 billion) and $3 billion (October 31, 2020 – $4 billion), respectively.

[3]	As at January 31, 2021, includes insured mortgages of $85 billion (October 31, 2020 – $86 billion).
[4]	As at January 31, 2021, includes Canadian government-insured real estate personal loans of $11 billion (October 31, 2020 – $12 billion).
[5]

As at January 31, 2021, includes loans that are measured at FVOCI of $2 billion (October 31, 2020 – $3 billion) and customers’ liability under acceptances of $19 billion (October 31, 2020 – $15 billion).

[6]

As at January 31, 2021, includes loans guaranteed by government agencies of $28 billion (October 31, 2020 – $27 billion), which are primarily classified in Non-Investment grade or a lower risk rating based on the borrowers’ credit risk.

[7]

As at January 31, 2021, Stage 3 includes acquired credit-impaired (ACI) loans of $200 million (October 31, 2020 – $232 million) and a related allowance for loan losses of $8 million (October 31, 2020 – $10 million), which have been included in the “Default” risk rating category as they were impaired at acquisition.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 63

Loans and Acceptances by Risk Ratings (Continued) – Off-Balance Sheet Credit Instruments1

(millions of Canadian dollars)										As at
	January 31, 2021					October 31, 2020
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total
Retail Exposures[2]
Low Risk	$210,721	$315	$	n/a	$211,036	$200,226	$724	$	n/a	$200,950
Normal Risk	82,562	583		n/a	83,145	78,448	1,124		n/a	79,572
Medium Risk	20,298	732		n/a	21,030	35,187	1,444		n/a	36,631
High Risk	1,222	1,731		–	2,953	2,004	3,025		–	5,029
Default	n/a	n/a		–	–	n/a	n/a		–	–
Non-Retail Exposures[3]
Investment grade	192,824	–		n/a	192,824	194,182	–		n/a	194,182
Non-Investment grade	77,809	5,386		n/a	83,195	76,280	6,553		n/a	82,833
Watch and classified	35	4,999		–	5,034	18	4,416		–	4,434

Default	n/a	n/a		205	205	n/a	n/a		144	144
Total off-balance sheet credit instruments	585,471	13,746		205	599,422	586,345	17,286		144	603,775
Allowance for off-balance sheet credit instruments	358	632		14	1,004	381	672		34	1,087
Total off-balance sheet credit instruments, net of allowance	$585,113	$13,114		$191	$598,418	$585,964	$16,614		$110	$602,688

[1]	Exclude mortgage commitments.
[2]

As at January 31, 2021, includes $317 billion (October 31, 2020 – $321 billion) of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

[3]	As at January 31, 2021, includes $45 billion (October 31, 2020 – $43 billion) of the undrawn component of uncommitted credit and liquidity facilities.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 64

The changes to the Bank’s allowance for loan losses, as at and for the three months ended January 31, 2021 and January 31, 2020, are shown in the following table.

Allowance for Loan Losses

(millions of Canadian dollars)	For the three months ended
	January 31, 2021				January 31, 2020
	Stage 1	Stage 2	Stage 3 [1]	Total	Stage 1	Stage 2	Stage 3 [1]	Total
Residential Mortgages
Balance at beginning of period	$32	$205	$65	$302	$28	$26	$56	$110
Provision for credit losses
Transfer to Stage 1[2]	16	(16)	–	–	6	(6)	–	–
Transfer to Stage 2	(12)	17	(5)	–	(1)	4	(3)	–
Transfer to Stage 3	–	(4)	4	–	–	(3)	3	–
Net remeasurement due to transfers[3]	(3)	3	–	–	(3)	2	–	(1)
New originations or purchases[4]	3	n/a	n/a	3	5	n/a	–	5
Net repayments[5]	(3)	(1)	–	(4)	–	–	–	–
Derecognition of financial assets (excluding disposals and write-offs)[6]	(1)	(8)	(5)	(14)	(1)	(1)	(5)	(7)
Changes to risk, parameters, and models[7]	(5)	22	3	20	(4)	6	11	13
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(4)	(4)	–	–	(7)	(7)
Recoveries	1	(3)	3	1	–	–	1	1
Foreign exchange and other adjustments	(2)	(1)	–	(3)	–	–	–	–
Balance at end of period	$26	$214	$61	$301	$30	$28	$56	$114
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments, at beginning of period	$595	$1,330	$187	$2,112	$717	$417	$175	$1,309
Provision for credit losses
Transfer to Stage 1[2]	269	(266)	(3)	–	84	(78)	(6)	–
Transfer to Stage 2	(43)	59	(16)	–	(36)	48	(12)	–
Transfer to Stage 3	(2)	(52)	54	–	(3)	(36)	39	–
Net remeasurement due to transfers[3]	(102)	49	1	(52)	(35)	43	3	11
New originations or purchases[4]	51	n/a	n/a	51	78	n/a	–	78
Net repayments[5]	(25)	(27)	(3)	(55)	(24)	(8)	(3)	(35)
Derecognition of financial assets (excluding disposals and write-offs)[6]	(21)	(38)	(7)	(66)	(21)	(11)	(5)	(37)
Changes to risk, parameters, and models[7]	(181)	300	154	273	(33)	64	256	287
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(258)	(258)	–	–	(342)	(342)
Recoveries	–	–	75	75	–	–	79	79
Foreign exchange and other adjustments	(12)	(22)	(8)	(42)	1	1	1	3
Balance, including off-balance sheet instruments, at end of period	529	1,333	176	2,038	728	440	185	1,353
Less: Allowance for off-balance sheet instruments[8]	25	90	–	115	30	33	–	63
Balance at end of period	$504	$1,243	$176	$1,923	$698	$407	$185	$1,290
Credit Card[9]
Balance, including off-balance sheet instruments, at beginning of period	$799	$2,181	$204	$3,184	$934	$673	$322	$1,929
Provision for credit losses
Transfer to Stage 1[2]	378	(373)	(5)	–	161	(155)	(6)	–
Transfer to Stage 2	(42)	57	(15)	–	(55)	68	(13)	–
Transfer to Stage 3	(2)	(180)	182	–	(8)	(133)	141	–
Net remeasurement due to transfers[3]	(161)	62	2	(97)	(62)	84	12	34
New originations or purchases[4]	27	n/a	n/a	27	35	n/a	–	35
Net repayments[5]	(9)	(2)	6	(5)	70	7	12	89
Derecognition of financial assets (excluding disposals and write-offs)[6]	(12)	(36)	(45)	(93)	(25)	(29)	(103)	(157)
Changes to risk, parameters, and models[7]	(115)	216	115	216	(101)	210	369	478
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(282)	(282)	–	–	(452)	(452)
Recoveries	–	–	67	67	–	–	84	84
Foreign exchange and other adjustments	(21)	(58)	(7)	(86)	3	3	1	7
Balance, including off-balance sheet instruments, at end of period	842	1,867	222	2,931	952	728	367	2,047
Less: Allowance for off-balance sheet instruments[8]	189	404	–	593	209	163	–	372
Balance at end of period	$653	$1,463	$222	$2,338	$743	$565	$367	$1,675

[1]	Includes allowance for loan losses related to ACI loans.
[2]	Transfers represent stage transfer movements prior to ECL remeasurement.
[3]

Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2, Summary of Significant Accounting Policies and Note 3, Significant Accounting Judgments, Estimates and Assumptions of the Bank’s 2020 Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

[4]	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
[5]	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
[6]	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
[7]

Represents the changes in the allowance related to current period changes in risk (e.g., Probability of Default (PD)) caused by changes to macroeconomic factors, level of risk, parameters, and/or models, subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward Looking Information” and “Expert Credit Judgment” sections of Note 2, Summary of Significant Accounting Policies and Note 3, Significant Accounting Judgments, Estimates and Assumptions of the Bank’s 2020 Annual Consolidated Financial Statements for further details.

[8]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
[9]

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2020 Annual Consolidated Financial Statements for further details.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 65

Allowance for Loan Losses (Continued)
(millions of Canadian dollars)	For the three months ended
	January 31, 2021				January 31, 2020
	Stage 1	Stage 2	Stage 3 [1]	Total	Stage 1	Stage 2	Stage 3 [1]	Total
Business and Government[2]
Balance, including off-balance sheet instruments, at beginning of period	$1,499	$1,858	$422	$3,779	$736	$740	$208	$1,684
Provision for credit losses
Transfer to Stage 1[3]	103	(102)	(1)	–	42	(41)	(1)	–
Transfer to Stage 2	(138)	142	(4)	–	(24)	29	(5)	–
Transfer to Stage 3	(3)	(27)	30	–	(9)	(60)	69	–
Net remeasurement due to transfers[3]	(26)	37	(2)	9	(18)	34	(3)	13
New originations or purchases[3]	322	n/a	n/a	322	110	n/a	–	110
Net repayments[3]	7	(7)	(49)	(49)	(8)	(8)	(8)	(24)
Derecognition of financial assets (excluding disposals and write-offs)[3]	(199)	(182)	(62)	(443)	(81)	(109)	(40)	(230)
Changes to risk, parameters, and models[3]	(72)	204	137	269	6	147	104	257
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(131)	(131)	–	–	(47)	(47)
Recoveries	–	–	14	14	–	–	18	18
Foreign exchange and other adjustments	(43)	(46)	(14)	(103)	2	3	(4)	1
Balance, including off-balance sheet instruments, at end of period	1,450	1,877	340	3,667	756	735	291	1,782
Less: Allowance for off-balance sheet instruments[4]	144	138	14	296	78	82	18	178
Balance at end of period	1,306	1,739	326	3,371	678	653	273	1,604
Total Allowance, including off-balance sheet instruments, at end of period	2,847	5,291	799	8,937	2,466	1,931	899	5,296
Less: Total Allowance for off-balance sheet instruments	358	632	14	1,004	317	278	18	613
Total Allowance for Loan Losses at end of period	$2,489	$4,659	$785	$7,933	$2,149	$1,653	$881	$4,683

[1]	Includes allowance for loan losses related to ACI loans.
[2]	Includes the allowance for loan losses related to customers’ liability under acceptances.
[3]	For explanations regarding this line item, refer to the “Allowance for Loan Losses” table on the previous page in this Note.
[4]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

The allowance for loan losses on all remaining financial assets is not significant.

FORWARD-LOOKING INFORMATION

Relevant macroeconomic factors are incorporated in risk parameters as appropriate. Additional risk factors that are industry or segment specific are also incorporated, where relevant. The key macroeconomic variables used in determining ECLs include regional unemployment rates for all retail exposures and regional housing price indices for residential mortgages and home equity lines of credit. For business and government loans, the key macroeconomic variables include GDP, unemployment rates, interest rates, and credit spreads. Refer to Note 3 of the Bank’s 2020 Annual Consolidated Financial Statements for a discussion of how forward-looking information is considered in determining whether there has been a significant increase in credit risk and in measuring ECLs.

Forward-looking macroeconomic forecasts are generated by TD Economics as part of the ECL process: A base economic forecast is accompanied with upside and downside estimates of realistically possible economic conditions. All macroeconomic forecasts are updated quarterly for each variable on a regional basis where applicable and incorporated as relevant into the quarterly modelling of base, upside and downside risk parameters used in the calculation of ECL scenarios and probability-weighted ECLs. Since the second quarter of 2020, macroeconomic variables for the downside scenario were based on plausible scenario analyses of COVID-19 impacts, given the lack of comparable historical data for a shock of this nature. Starting in the first quarter of 2021, the upside scenario was based on plausible scenario analyses of a more rapid recovery from the COVID-19 shock.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 66

Macroeconomic Variables

Select macroeconomic variables are projected over the forecast period. The following table represents the average values of the macroeconomic variables over the next four calendar quarters and the remaining 4-year forecast period for the base forecast and upside and downside scenarios used in determining the Bank’s ECLs as at
January 31, 2021. As the forecast period increases, information about the future becomes less readily available and projections are anchored on assumptions around structural relationships between economic parameters that are inherently much less certain. Compared with the forecast as of October 31, 2020, the overall economic outlook has been upgraded, reflecting earlier-than-expected approval of multiple vaccines and additional fiscal supports resulting in a faster normalization of economic activity and lower expected unemployment rates. The economic outlook is particularly uncertain at present given the wide range of potential outcomes related to the pandemic, vaccine distribution, and government decisions.

Macroeconomic Variables

	Base Forecast						Upside Scenario		Downside Scenario
	Calendar Quarters[1]				Average Q1 2021- Q4 2021[2]	Remaining 4-year period[2]	Average Q1 2021- Q4 2021[2]	Remaining 4-year period[2]	Average Q1 2021- Q4 2021[2]	Remaining 4-year period[2]
	Q1 2021	Q2 2021	Q3 2021	Q4 2021
Unemployment rate
Canada	8.5%	7.5%	6.8%	6.5%	7.3%	5.9%	6.8%	5.8%	8.7%	7.1%
United States	6.7	6.1	5.6	5.3	5.9	4.4	5.4	4.2	7.3	5.6
Real GDP
Canada	1.6	9.2	6.5	4.6	5.1	2.2	6.6	2.1	1.8	2.5
United States	1.9	4.0	3.9	3.8	4.2	2.3	5.6	2.2	0.9	2.6
Home prices
Canada (average existing price)[3]	(17.3)	(7.3)	0.3	1.3	1.4	1.8	3.3	1.9	(2.2)	1.2
United States (CoreLogic HPI)[4]	7.1	3.9	3.1	2.8	6.8	2.7	8.1	2.8	3.0	2.1
Central bank policy interest rate
Canada	0.25	0.25	0.25	0.25	0.25	0.56	0.25	0.72	0.25	0.34
United States	0.25	0.25	0.25	0.25	0.25	0.56	0.25	0.91	0.25	0.34
U.S. 10-year treasury yield	0.98	1.13	1.28	1.43	1.21	1.88	1.44	2.31	0.83	1.70
U.S. 10-year BBB spread (%-pts)	1.75	1.78	1.80	1.80	1.78	1.80	1.76	1.76	2.04	1.82

Exchange rate (U.S. dollar/ Canadian dollar)	$0.79	$0.80	$0.81	$0.81	$0.80	$0.79	$0.82	$0.81	$0.76	$0.76

[1]	Quarterly figures for real GDP and home prices are presented as the quarter on quarter change, seasonally adjusted annualized rate.
[2]	The numbers represent average values for the quoted periods, and average of year-on-year growth for real GDP and home prices.
[3]	The average home price is the average transacted sale price of homes sold via the Multiple Listing Service (MLS); data is collected by the Canadian Real Estate Association (CREA).
[4]	The CoreLogic home price index (HPI) is a repeat-sales index which tracks increases and decreases in the same home’s sales price over time.

SENSITIVITY OF ALLOWANCE FOR CREDIT LOSSES

The ECLs are sensitive to the inputs used in internally developed models, the macroeconomic variables in the forward-looking forecasts and respective probability weightings in determining the probability-weighted ECLs, and other factors considered when applying expert credit judgment. Changes in these inputs, assumptions, models, and judgments would affect the assessment of significant increase in credit risk and the measurement of ECLs. Refer to Note 3 of the Bank’s 2020 Annual Consolidated Financial Statements for further details and for significant judgments applied as a result of COVID-19.

The following table presents the base ECL scenario compared to the probability-weighted ECLs, with the latter derived from three ECL scenarios for performing loans and off-balance sheet instruments. The difference reflects the impact of deriving multiple scenarios around the base ECLs and resultant change in ECLs due to non-linearity and sensitivity to using macroeconomic forecasts.

Change from Base to Probability-Weighted ECLs

(millions of Canadian dollars, except as noted)		As at
	January 31, 2021	October 31, 2020
Probability-weighted ECLs	$8,138	$8,500

Base ECLs	7,885	8,157
Difference – in amount	$253	$343
Difference – in percentage	3.1%	4.0%

The ECLs for performing loans and off-balance sheet instruments consist of an aggregate amount of Stage 1 and Stage 2 probability-weighted ECLs which are twelve-month ECLs and lifetime ECLs, respectively. Transfers from Stage 1 to Stage 2 ECLs result from a significant increase in credit risk since initial recognition of the loan. The following table shows the estimated impact of staging on ECLs by presenting all performing loans and off-balance sheet instruments calculated using twelve-month ECLs compared to the current aggregate probability-weighted ECLs, holding all risk profiles constant.

Incremental Lifetime ECLs Impact
(millions of Canadian dollars)		As at
	January 31, 2021	October 31, 2020
Aggregate Stage 1 and 2 probability-weighted ECLs	$8,138	$8,500

All performing loans and off-balance sheet instruments using 12-month ECLs	6,081	6,482
Incremental lifetime ECLs impact	$2,057	$2,018

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 67

FORECLOSED ASSETS

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $74 million as at January 31, 2021 (October 31, 2020 – $77 million), and were recorded in Other assets on the Interim Consolidated Balance Sheet.

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are contractually past due but not impaired as at January 31, 2021 and October 31, 2020.

Loans Past Due but not Impaired[1,2,3]
(millions of Canadian dollars)								As at
	January 31, 2021				October 31, 2020
	1-30 days	31-60 days	61-89 days	Total	1-30 days	31-60 days	61-89 days	Total
Residential mortgages	$1,425	$211	$133	$1,769	$1,325	$221	$64	$1,610
Consumer instalment and other personal	5,363	587	204	6,154	5,623	590	200	6,413
Credit card	890	195	137	1,222	956	218	149	1,323
Business and government	1,915	939	533	3,387	2,521	723	329	3,573
Total	$9,593	$1,932	$1,007	$12,532	$10,425	$1,752	$742	$12,919

[1]	Includes loans that are measured at FVOCI.
[2]	Balances exclude ACI loans.
[3]

Loans deferred under a bank-led COVID-19 relief program are not considered past due. Where such loans were already past due, they are not aged further during the deferral period. Aging for deferred loans commences subsequent to the deferral period.

MODIFIED FINANCIAL ASSETS

To provide financial relief to customers affected by the economic consequences of COVID-19, the Bank is offering certain relief programs, including payment deferral options. Gains and losses resulting from these modifications were insignificant.

TRANSFERS OF FINANCIAL ASSETS QUALIFYING FOR DERECOGNITION

Canada Emergency Business Account Program

Under the Canada Emergency Business Account (CEBA) Program, with funding provided by Her Majesty in Right of Canada (the “Government of Canada”) and Export Development Canada (EDC) as the Government of Canada’s agent, the Bank provides eligible business banking customers with an interest-free, partially forgivable loan of up to $60,000 until December 31, 2022. If the loan is not repaid by December 31, 2022, it will be extended for an additional 3-year term bearing an interest rate of 5% per annum. As of January 31, 2021, the Bank had provided approximately 194,000 customers (October 31, 2020 – 184,000) with CEBA loans and had funded approximately $9.8 billion (October 31, 2020 – $7.3 billion) in loans under the program. Refer to Note 9 of the Bank’s 2020 Annual Consolidated Financial Statements for additional details.

NOTE 7:  INVESTMENT IN ASSOCIATES AND JOINT VENTURES

INVESTMENT IN THE CHARLES SCHWAB CORPORATION

The Bank has significant influence over The Charles Schwab Corporation (“Schwab”) and the ability to participate in the financial and operating policy-making decisions of Schwab through a combination of the Bank’s ownership, board representation and the insured deposit account agreement between the Bank and Schwab (the “Schwab IDA Agreement”). As such, the Bank accounts for its investment in Schwab using the equity method. The Bank’s share of Schwab’s earnings available to common shareholders is reported with a one-month lag. The Bank takes into account changes in the subsequent period that would significantly affect the results.

As at January 31, 2021, the Bank’s reported investment in Schwab was 13.47% (October 31, 2020 – 13.51%) of the outstanding voting and non-voting common shares of Schwab with a fair value of $17 billion (US$13 billion) (October 31, 2020 – $14 billion (US$10 billion)) based on the closing price of US$51.54 (October 31, 2020 – US$41.11) on the New York Stock Exchange.

The Bank and Schwab are party to a stockholder agreement (the “Stockholder Agreement”) under which the Bank has the right to designate two members of Schwab’s Board of Directors and has representation on two Board Committees, subject to the Bank meeting certain conditions. The Bank’s designated directors currently are the Bank’s Group President and Chief Executive Officer and the Bank’s Chair of the Board. Under the Stockholder Agreement, the Bank is not permitted to own more than 9.9% voting common shares of Schwab, and the Bank is subject to customary standstill and lockup restrictions, including, subject to certain exceptions, transfer restrictions.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 68

The condensed financial statements of Schwab, based on its consolidated financial statements, are included in the following tables.

Condensed Consolidated Balance Sheet
(millions of Canadian dollars)	As at
December 31 2020
Assets
Receivables from brokerage clients, net	$82,401
Available for sale securities	431,450
Other assets, net	188,113
Total assets	$701,964
Liabilities
Bank deposits	$457,821
Payables to brokerage clients	133,247
Other liabilities	39,209

Total liabilities	630,277

Stockholders’ equity[1]	71,687
Total liabilities and stockholders’ equity	$701,964

[1]

The difference between the carrying value of the Bank’s investment in Schwab and the Bank’s share of Schwab’s stockholders’ equity is comprised of goodwill, other intangibles, and the cumulative translation adjustment.

Condensed Consolidated Statement of Income
(millions of Canadian dollars, except as noted)	For the three months ended
December 31 2020
Net Revenues
Net interest revenue	$ 2,357
Asset management and administration fees	1,286

Trading revenue and other	1,798

Total net revenues	5,441
Expenses Excluding Interest
Compensation and benefits	1,822

Other	1,697

Total expenses excluding interest	3,519
Income before taxes on income	1,922

Taxes on income	444

Net income	1,478

Preferred stock dividends and other	111

Net Income available to common stockholders[1]	1,367

Other comprehensive income (loss)	(380)
Total comprehensive income	$ 987
Earnings per common shares outstanding – basic (Canadian dollars)	$ 0.74
Earnings per common shares outstanding – diluted (Canadian dollars)	0.74

[1]

The Bank’s share of net income from the investment in Schwab is based on the published consolidated financial statements of Schwab after converting into Canadian dollars and is subject to adjustments relating to the amortization of certain intangibles.

NOTE 8: PENDING ACQUISITIONS

Announced Acquisition of Wells Fargo’s Canadian Direct Equipment Finance Business

On January 14, 2021, the Bank and Wells Fargo & Company (“Wells Fargo”) announced a definitive agreement for the Bank to acquire Wells Fargo’s Canadian Direct Equipment Finance business. The transaction is expected to close in the first half of calendar 2021, subject to receipt of regulatory approvals and satisfaction of other customary closing conditions. The results of the acquired business will be consolidated from the date of close of the transaction and will be included in the Canadian Retail segment.

NOTE 9: GOODWILL

Goodwill by Segment

(millions of Canadian dollars)	Canadian Retail	U.S. Retail[1]	Wholesale Banking	Total
Carrying amount of goodwill as at November 1, 2019	$2,836	$13,980	$160	$16,976
Foreign currency translation adjustments and other	10	162	–	172

Carrying amount of goodwill as at October 31, 2020[2]	$2,846	$14,142	$160	$17,148
Additions (disposals)	(3)	–	–	(3)
Foreign currency translation adjustments and other	(35)	(570)	–	(605)
Carrying amount of goodwill as at January 31, 2021[2]	$2,808	$13,572	$160	$16,540

[1]	Goodwill predominantly relates to U.S. personal and commercial banking.
[2]	Accumulated impairment as at January 31, 2021 and October 31, 2020 was nil.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 69

NOTE 10: OTHER ASSETS

Other Assets

(millions of Canadian dollars)		As at

	January 31 2021	October 31 2020
Accounts receivable and other items	$10,103	$10,799
Accrued interest	2,232	2,336
Current income tax receivable	1,808	2,294
Defined benefit asset	9	9
Insurance-related assets, excluding investments	2,143	2,268
Prepaid expenses	1,123	1,150
Total	$17,418	$18,856

NOTE 11: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to ten years. The deposits are generally term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at January 31, 2021, was $275 billion (October 31, 2020 – $287 billion).

Certain deposit liabilities are classified as Trading deposits on the Interim Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized on the Interim Consolidated Statement of Income.

Certain deposits have been designated at FVTPL on the Interim Consolidated Balance Sheet to reduce an accounting mismatch from related economic hedges. These deposits are accounted for at fair value with the change in fair value recognized on the Interim Consolidated Statement of Income, except for the amount of change in fair value attributable to changes in the Bank’s own credit risk, which is recognized on the Interim Consolidated Statement of Comprehensive Income.

Deposits

(millions of Canadian dollars)							As at
	By Type			By Country			January 31 2021	October 31 2020
	Demand	Notice	Term[1]	Canada	United States	International	Total	Total
Personal	$22,424	$555,842	$56,967	$282,559	$352,674	$–	$635,233	$625,200
Banks[2]	12,672	471	9,851	17,813	132	5,049	22,994	28,969
Business and government[3]	113,103	203,914	163,952	335,392	143,363	2,214	480,969	481,164
Trading[2]	–	–	47,154	25,516	13,690	7,948	47,154	19,177
Designated at fair value through profit or loss[2,4]	–	–	49,045	17,145	27,110	4,790	49,045	59,626
Total	$148,199	$760,227	$326,969	$678,425	$536,969	$20,001	$1,235,395	$1,214,136
Non-interest-bearing deposits included above
In domestic offices							$57,567	$55,920
In foreign offices							73,353	76,099
Interest-bearing deposits included above
In domestic offices							620,858	604,625
In foreign offices							483,608	472,913
U.S. federal funds deposited[2]							9	4,579
Total[3,5]							$1,235,395	$1,214,136

[1]

Includes $32.54 billion (October 31, 2020 – $27.58 billion) of senior debt which is subject to the bank recapitalization “bail-in” regime. This regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares in the event that the Bank becomes non-viable.

[2]	Includes deposits and advances with the Federal Home Loan Bank.
[3]	As at January 31, 2021, includes $38.7 billion relating to covered bondholders (October 31, 2020 – $40.5 billion) and $1.2 billion (October 31, 2020 – $1.2 billion) due to TD Capital Trust lV.
[4]

Financial liabilities designated at FVTPL on the Interim Consolidated Balance Sheet consist of deposits designated at FVTPL and $42 million (October 31, 2020 – $39 million) of loan commitments and financial guarantees designated at FVTPL.

[5]

As at January 31, 2021, includes deposits of $721 billion (October 31, 2020 – $708 billion) denominated in U.S. dollars and $43 billion (October 31, 2020 – $44 billion) denominated in other foreign currencies.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 70

NOTE 12: OTHER LIABILITIES

Other Liabilities

(millions of Canadian dollars)	As at
	January 31 2021	October 31 2020
Accounts payable, accrued expenses, and other items	$5,798	$6,571
Accrued interest	1,022	1,142
Accrued salaries and employee benefits	2,172	2,900
Cheques and other items in transit	2,080	2,440
Current income tax payable	256	275
Deferred tax liabilities	271	284
Defined benefit liability	2,652	3,302
Lease liabilities	5,833	6,095
Liabilities related to structured entities	5,286	5,898

Provisions	1,509	1,569
Total	$26,879	$30,476

NOTE 13: EQUITY

The following table summarizes the changes to the shares issued and outstanding, and treasury shares held as at and for the three months ended January 31, 2021 and January 31, 2020.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held

(millions of shares and millions of Canadian dollars)	For the three months ended
	January 31, 2021		January 31, 2020
	Number of shares	Amount	Number of shares	Amount
Common Shares
Balance as at beginning of year	1,816.1	$22,487	1,812.5	$21,713
Proceeds from shares issued on exercise of stock options	0.9	46	0.8	41
Shares issued as a result of dividend reinvestment plan	1.5	112	0.9	69

Purchase of shares for cancellation and other	–	–	(4.2)	(50)
Balance as at end of period	1,818.5	$22,645	1,810.0	$21,773
Preferred Shares – Class A
Balance as at beginning of year	226.0	$5,650	232.0	$5,800

Redemption of shares	–	–	–	–
Balance as at end of period	226.0	$5,650	232.0	$5,800
Treasury shares – common[1]
Balance as at beginning of year	0.5	$(37)	0.6	$(41)
Purchase of shares	44.7	(3,145)	30.5	(2,276)

Sale of shares	(42.7)	3,011	(29.3)	2,186
Balance as at end of period	2.5	$(171)	1.8	$(131)
Treasury shares – preferred[1]
Balance as at beginning of year	0.1	$(4)	0.3	$(6)
Purchase of shares	1.5	(34)	1.8	(38)

Sale of shares	(1.4)	34	(1.8)	37
Balance as at end of period	0.2	$(4)	0.3	$(7)

[1]	When the Bank purchases its own shares as part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

NOTE 14:  SHARE-BASED COMPENSATION

For the three months ended January 31, 2021, the Bank recognized compensation expense for stock option awards of $10.0 million (three months ended January 31, 2020 – $3.9 million).

During the three months ended January 31, 2021, 2.2 million (three months ended January 31, 2020 – 2.1 million) stock options were granted by the Bank at a weighted-average fair value of $8.90 per option (January 31, 2020 – $5.55 per option).

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 71

The following table summarizes the assumptions used for estimating the fair value of options for the three months ended January 31, 2021 and January 31, 2020.

Assumptions Used for Estimating the Fair Value of Options[1]
(in Canadian dollars, except as noted)	For the three months ended
	January 31 2021	January 31 2020
Risk-free interest rate	0.71%	1.59%
Option life	10.0 years	10.0 years
Expected volatility[2]	18.50%	12.90%
Expected dividend yield	3.61%	3.50%

Exercise price/share price	$71.88	$72.84

[1]	Prior period disclosure has been updated to align with the current period disclosure.
[2]	Expected volatility is calculated based on the average daily volatility measured over a historical period.

NOTE 15:  EMPLOYEE BENEFITS

The following table summarizes expenses for the Bank’s principal pension and non-pension post-retirement defined benefit plans and the Bank’s significant other defined benefit pension and retirement plans, for the three months ended January 31, 2021 and January 31, 2020.

Defined Benefit Plan Expenses

(millions of Canadian dollars)	Principal pension plans		Principal non-pension post-retirement benefit plan		Other pension and retirement plans[1]
		For the three months ended
	January 31 2021	January 31 2020	January 31 2021	January 31 2020	January 31 2021	January 31 2020
Service cost – benefits earned	$130	$117	$2	$4	$2	$2
Net interest cost on net defined benefit liability	6	4	3	5	5	7
Past service cost (credit)	–	–	–	–	1	–

Defined benefit administrative expenses	3	2	–	–	1	1
Total	$139	$123	$5	$9	$9	$10

[1]

Includes Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008, and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012, and no service credits can be earned after March 31, 2012.

The following table summarizes expenses for the Bank’s defined contribution plans for the three months ended January 31, 2021 and January 31, 2020.

Defined Contribution Plan Expenses

(millions of Canadian dollars)	For the three months ended
	January 31 2021	January 31 2020
Defined contribution pension plans[1]	$52	$44

Government pension plans[2]	120	117
Total	$172	$161

[1]	Includes defined contribution portion of the TD Pension Plan (Canada) and TD Bank, N.A. defined contribution 401(k) plan.
[2]	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

The following table summarizes the remeasurements recognized in other comprehensive income for the Bank’s principal pension and post-retirement defined benefit plans for the three months ended January 31, 2021 and January 31, 2020.

Remeasurement of Defined Benefit Plans1,2,3

(millions of Canadian dollars)	Principal pension plans		Principal post-retirement benefit plan
			For the three months ended
	January 31 2021	January 31 2020	January 31 2021	January 31 2020
Actuarial gains (losses) – defined benefit plan obligations	$247	$(429)	$4	$(36)

Actuarial gains (losses) – return on plan assets less interest income	302	259	–	–
Total	$549	$(170)	$4	$(36)

[1]

Excludes the Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance retirement plans, supplemental employee retirement plans, and other employee benefit plans as these plans are not remeasured on a quarterly basis.

[2]	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. All other assumptions are updated annually.
[3]	Amounts are presented on a pre-tax basis.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 72

NOTE 16:  INCOME TAXES

The Canada Revenue Agency (CRA), Revenu Québec Agency (RQA) and Alberta Tax and Revenue Administration (ATRA) are denying certain dividend deductions claimed by the Bank. To date, the CRA has reassessed the Bank for $1,032 million of income tax and interest for the years 2011 to 2015, the RQA has reassessed the Bank for $26 million for the years 2011 to 2014, and the ATRA has reassessed the Bank for $33 million for the years 2011 to 2014. In total, the Bank has been reassessed for $1,091 million of income tax and interest. The Bank expects the CRA, RQA, and ATRA to reassess open years on the same basis. The Bank is of the view that its tax filing positions were appropriate and intends to challenge all reassessments.

NOTE 17:  EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

The following table presents the Bank’s basic and diluted earnings per share for the three months ended January 31, 2021 and January 31, 2020.

Basic and Diluted Earnings Per Share

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2021	January 31 2020
Basic earnings per share
Net income attributable to common shareholders	$3,212	$2,922

Weighted-average number of common shares outstanding (millions)	1,814.2	1,810.9
Basic earnings per share (Canadian dollars)	$1.77	$1.61
Diluted earnings per share

Net income attributable to common shareholders	$3,212	$2,922

Net income available to common shareholders including impact of dilutive securities	3,212	2,922
Weighted-average number of common shares outstanding (millions)	1,814.2	1,810.9
Effect of dilutive securities

Stock options potentially exercisable (millions)[1]	1.6	2.7

Weighted-average number of common shares outstanding – diluted (millions)	1,815.8	1,813.6
Diluted earnings per share (Canadian dollars)[1]	$1.77	$1.61

[1]

For the three months ended January 31, 2021, the computation of diluted earnings per share excluded average options outstanding of 4.9 million with a weighted-average exercise price of $72.55, as the option price was greater than the average market price of the Bank’s common shares. For the three months ended January 31, 2020, no outstanding options were excluded from the computation of diluted earnings per share.

NOTE 18:  CONTINGENT LIABILITIES

Other than as described below, there have been no new significant events or transactions as previously identified in Note 27 of the Bank’s 2020 Annual Consolidated Financial Statements.

LEGAL AND REGULATORY MATTERS

LITIGATION

In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions, including but not limited to civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. The Bank establishes provisions when it becomes probable that the Bank will incur a loss and the amount can be reliably estimated. The Bank also estimates the aggregate range of reasonably possible losses (RPL) in its legal and regulatory actions (that is, those which are neither probable nor remote), in excess of provisions. As at January 31, 2021, the Bank’s RPL is from zero to approximately $1.4 billion (October 31, 2020 – from zero to approximately $951 million). The Bank’s provisions and RPL represent the Bank’s best estimates based upon currently available information for actions for which estimates can be made, but there are a number of factors that could cause the Bank’s provisions and/or RPL to be significantly different from its actual or RPL. For example, the Bank’s estimates involve significant judgment due to the varying stages of the proceedings, the existence of multiple defendants in many proceedings whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the proceedings, some of which are beyond the Bank’s control and/or involve novel legal theories and interpretations, the attendant uncertainty of the various potential outcomes of such proceedings, and the fact that the underlying matters will change from time to time. In addition, some actions seek very large or indeterminate damages.

In management’s opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 73

Stanford Litigation – On November 30, 2020, the Southern District of Texas (S.D. Tex.) Court stayed and administratively closed Smith v. Independent Bank, et al., subject to reinstatement on the parties’ motion. On January 29, 2021, the removing bank defendant and plaintiffs requested that the S.D. Tex. court extend the current stay and administrative closure for an additional period of 60 days. On February 1, 2021, the S.D. Tex Court granted the request. On February 3, 2021, the Fifth Circuit affirmed the Court’s denial of intervention. On February 17, 2021, the Bank and the other bank appellees filed a petition for rehearing of the Fifth Circuit’s decision regarding the Official Stanford Investors Committee’s standing to pursue the intervenors’ claims. The trial in the Canadian action began on January 11, 2021.

Credit Card Fees – TD, together with the other defendants remaining, has entered into a settlement in principle with the class. This settlement is subject to the approval of the five courts in which the remaining five actions were filed.

NOTE 19:  SEGMENTED INFORMATION

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada, and the Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business, and the Bank’s investment in Schwab; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Refer to Note 29 of the Bank’s 2020 Annual Consolidated Financial Statements for additional segment disclosures.

The following table summarizes the segment results for the three months ended January 31, 2021 and January 31, 2020.

Results by Business Segment1,2

(millions of Canadian dollars)	Canadian Retail		U.S. Retail		Wholesale Banking[3]		Corporate[3]		Total
	For the three months ended
	Jan. 31 2021	Jan. 31 2020	Jan. 31 2021	Jan. 31 2020	Jan. 31 2021	Jan. 31 2020	Jan. 31 2021	Jan. 31 2020	Jan. 31 2021	Jan. 31 2020
Net interest income (loss)	$2,978	$3,167	$2,031	$2,196	$661	$357	$360	$449	$6,030	$6,169

Non-interest income (loss)	3,367	3,088	653	706	649	689	113	(43)	4,782	4,440

Total revenue	6,345	6,255	2,684	2,902	1,310	1,046	473	406	10,812	10,609
Provision for credit losses	142	391	135	319	20	17	16	192	313	919
Insurance claims and related expenses	780	780	–	–	–	–		–	780	780

Non-interest expenses	2,654	2,636	1,688	1,593	711	652	731	586	5,784	5,467

Income (loss) before income taxes and share of net income from investment in Schwab and TD Ameritrade	2,769	2,448	861	990	579	377	(274)	(372)	3,935	3,443
Provision for (recovery of) income taxes	732	659	70	45	142	96	(117)	(141)	827	659

Share of net income from investment in Schwab and TD Ameritrade[4,5]	–	–	209	201	–	–	(40)	4	169	205

Net income (loss)	$2,037	$1,789	$1,000	$1,146	$437	$281	$(197)	$(227)	$3,277	$2,989
Total assets	$478,267	$456,591	$562,077	$451,892	$519,636	$484,276	$175,615	$64,670	$1,735,595	$1,457,429
[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]

The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

[3]	Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
[4]

The after-tax amounts for amortization of acquired intangibles and the acquisition and integration-related charges associated with Schwab’s acquisition of TD Ameritrade are recorded in the Corporate segment.

[5]	The Bank’s share of Schwab’s and TD Ameritrade’s earnings is reported with a one-month lag. Refer to Note 7 for further details.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 74

NOTE 20:  INTEREST INCOME AND EXPENSE

The following table presents interest income and interest expense by basis of accounting measurement. Refer to Note 2 of the 2020 Annual Consolidated Financial Statements for the type of instruments measured at amortized cost and FVOCI.

Interest Income and Expense1

(millions of Canadian dollars)		For the three months ended
	January 31, 2021		January 31, 2020
	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost	$6,611	$1,042	$7,957	$2,517

Measured at FVOCI	177	–	645	–
	6,788	1,042	8,602	2,517

Not measured at amortized cost or FVOCI[2]	822	538	1,786	1,702
Total	$7,610	$1,580	$10,388	$4,219
[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
[2]	Includes interest income, interest expense, and dividend income for financial instruments that are measured or designated at FVTPL and equities designated at FVOCI.

NOTE 21:  REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.

During the three months ended January 31, 2021, the Bank complied with the OSFI Basel III guidelines related to capital ratios and the leverage ratio. Effective January 1, 2016, OSFI’s target Common Equity Tier 1 (CET1), Tier 1, and Total Capital ratios for Canadian banks designated as domestic systemically important banks (D-SIBs) includes a 1% common equity capital surcharge bringing the targets to 8%, 9.5%, and 11.5%, respectively. On June 25, 2018, OSFI provided greater transparency related to previously undisclosed Pillar 2 CET1 capital buffers through the introduction of the public domestic stability buffer which is held by D-SIBs against Pillar 2 risks. The current buffer is set at 1% of total risk-weighted assets and must be met with CET1 Capital, effectively raising the CET1 minimum to 9%. In addition, on
November 22, 2019, the Bank was designated a global systemically important bank (G-SIB). The OSFI target includes the greater of the D-SIB or G-SIB surcharge, both of which are currently 1%.

The following table summarizes the Bank’s regulatory capital positions as at January 31, 2021 and October 31, 2020.

Regulatory Capital Position1

(millions of Canadian dollars, except as noted)		As at
	January 31 2021	October 31 2020
Capital
Common Equity Tier 1 Capital	$63,393	$62,616
Tier 1 Capital	69,354	69,091
Total Capital	81,303	80,021
Risk-weighted assets used in the calculation of capital ratios	467,227	478,909
Capital and leverage ratios
Common Equity Tier 1 Capital ratio	13.6%	13.1%
Tier 1 Capital ratio	14.8	14.4
Total Capital ratio	17.4	16.7

Leverage ratio	4.5	4.5

[1]	Includes capital adjustments provided by OSFI in response to COVID-19 pandemic. Refer to “Capital Position” section of the MD&A for additional detail.

NOTE 22:  RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the “Managing Risk” section of the MD&A relating to market, liquidity, and insurance risks are an integral part of the Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 75

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:

AST Trust Company (Canada)

P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@astfinancial.com or

www.astfinancial.com/ca-en

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare Trust Company, N.A.

P.O. Box 505000

Louisville, KY 40233, or

Computershare Trust Company, N.A.

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610

www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: www.td.com

Email: customer.service@td.com

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on February 25, 2021. The call will be audio webcast live through TD’s website at 1:30 p.m. ET. The call will feature presentations by TD executives on the Bank’s financial results for the first quarter and discussions of related disclosures, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor on February 25, 2021 by approximately 1:30 p.m. ET. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354#.

The audio webcast and presentations will be archived at www.td.com/investor. Replay of the teleconference will be available from 5:00 p.m. ET on February 25, 2021, until 11:59 p.m. ET on March 12, 2021 by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 7300743#.

Annual Meeting

Thursday, April 1, 2021

TD BANK GROUP • FIRST QUARTER 2021 • SHAREHOLDER AND INVESTOR INFORMATION	Page 76